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Filed pursuant to Rule 424(b)(3)

File No. 333-108247

PROSPECTUS

ADC TELECOMMUNICATIONS, INC.

1.00% Convertible Subordinated Notes Due 2008
Floating Rate Convertible Subordinated Notes Due 2013
Common Stock Issuable Upon Conversion of the Notes

        We issued $200,000,000 of 1.00% Convertible Subordinated Notes Due 2008 and $200,000,000 of Floating Rate Convertible Subordinated Notes Due 2013 in a private placement in June 2003. This prospectus may be used by the selling securityholders named in this prospectus to resell these notes and up to 99,676,052 shares of our common stock that are issuable upon conversion of the notes at any time prior to their maturity. The notes and the shares of our common stock may be sold from time to time by the selling securityholders at prices determined by the prevailing market price for the securities or in negotiated transactions. We will not receive any of the proceeds from the sale of the securities by the selling securityholders.

        The notes are not listed on any securities exchange or included in any automated quotation system. The notes are eligible for trading on The PORTAL Market of the National Association of Securities Dealers, Inc. Our common stock is traded on The NASDAQ National Market® under the symbol "ADCT." On January 31, 2005, the last sale price of our common stock as reported on The NASDAQ National Market was $2.57 per share.

        Investment in our securities involves a number of risks. See section titled "Risk Factors" beginning on page 4 to read about certain factors you should consider before buying our securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, Minnesota 55344-2252
(952) 938-8080

The date of this prospectus is February 1, 2005.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information that is different. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct at any time subsequent to the date hereof.

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PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. However, it may not contain all of the information that is important to you. You should carefully read the entire prospectus, especially the risks of investing in our securities discussed under "Risk Factors," and including the documents incorporated by reference.

Our Company

        We are a leading global supplier of communications infrastructure solutions and services. Our products and services connect every type of communications network over copper, fiber, coaxial and wireless media and enable high-speed Internet, data, video and voice services to residences, businesses and mobile communications subscribers. These products and services include fiber optic, copper and coaxial based frames, cabinets, cables, connectors, cards and other physical components essential to enable the delivery of communications for wireline, wireless, cable, broadcast and enterprise networks. Our products also include network access devices such as high-bit-rate digital subscriber line and wireless coverage solutions. We also design, equip and build networks through the provision of professional services, which compliments our hardware business by planning, deploying and maintaining communications networks.

        Our customers include local and long-distance telephone companies, private enterprise networks, cable television operators, wireless service providers, new competitive service providers, broadcasters, governments, system integrators and communications equipment manufacturers and distributors. We offer broadband connectivity systems, enterprise systems, wireless transport and coverage optimization systems, business access systems and professional services to our customers through the following two segments of product and service offerings:

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  Broadband Infrastructure and Access; and

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  Professional Services (previously known as Integrated Solutions).

        Our Broadband Infrastructure and Access business provides network infrastructure products for wireline, wireless, cable, broadcast and enterprise network applications for the communications industry. These products consist of:

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  connectivity systems and components that provide the infrastructure to networks to connect Internet, data, video and voice services over copper, coaxial and fiber-optic cables, and

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  access systems used in the last mile/kilometer of wireline and wireless networks to deliver high-speed Internet, data and voice services.

        Our Professional Services business provides integration services for broadband, multiservice communications over wireline, wireless cable and enterprise networks. Professional services are used to plan, deploy and maintain communications networks that deliver Internet, data, video and voice services.

        Our aim is to be the global leader in the provisioning of communications network infrastructure solutions and services. The core of our business has long been based in providing the infrastructure elements that connect equipment in communications networks with an emphasis on solutions serving the "last mile/kilometer" of a network. During the downturn of the telecommunications equipment industry in the last several years, we have taken steps to transform our business to focus more sharply on our core competency in network infrastructure where we believe we hold sustainable competitive advantages. During the last fiscal year, we have divested four businesses that either were not profitable or did not conform to our more focused strategy. As we have conducted this internal restructuring, we also have sought opportunities to grow our business in ways that complement our strategic focus. In fiscal 2004, we completed a significant acquisition that we believe furthered our global network infrastructure strategy when we purchased the KRONE Group ("KRONE"), a global supplier of connectivity solutions and cabling products used in public access and enterprise networks. KRONE's product and service offerings are an extension of our own core connectivity competencies.

Our Address and Telephone Number

        We were incorporated in Minnesota in 1953 as Magnetic Controls Company. We adopted our current name in 1985. Our world corporate headquarters are located at 13625 Technology Drive, Eden Prairie, Minnesota 55344-2252, and our telephone number is (952) 938-8080. The address of our web site is www.adc.com.

The Offering

Securities offered by the selling securityholders	$200,000,000 aggregate principal amount of 1.00% Convertible Subordinated Notes Due 2008, $200,000,000 aggregate principal amount of Floating Rate Convertible Subordinated Notes Due 2013 and shares of common stock issuable upon conversion of the notes
Maturity date	Fixed rate notes: June 15, 2008. Floating rate notes: June 15, 2013.
Interest
Fixed rate notes: 1.0% per annum, payable semi-annually on June 15 and December 15, beginning December 15, 2003. Floating rate notes: Six-month LIBOR plus 0.375% (1.59625% for the period from issuance through December 15, 2003), reset semi-annually on each June 15 and December 15 (3.065% for the current period ending June 15, 2005). Interest is payable semi-annually on June 15 and December 15, beginning December 15, 2003.
Subordination
The notes are unsecured and subordinated obligations of ADC. The notes rank junior in right of payment to all of our existing and future senior indebtedness and rank equally in right of payment with all subordinated obligations. At October 31, 2004, we had no senior indebtedness outstanding. The notes are not guaranteed by any of our subsidiaries and, accordingly, the notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. As of October 31, 2004, our subsidiaries had total liabilities of as much as approximately $369 million, excluding liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles. Neither we nor our subsidiaries will be restricted under the indenture from incurring debt, including additional senior indebtedness. See "Description of Notes—Subordination of Notes."

Conversion rights
The notes are convertible at any time prior to maturity into shares of our common stock at a conversion price of $4.013 per share (a conversion rate of approximately 249.1901 shares per $1,000 principal amount of notes), subject to certain adjustments. Upon conversion, you generally will not receive any cash representing accrued and unpaid interest; accrued interest will be deemed paid by the common stock received. See "Description of Notes—Interest" and "—Conversion of Notes."
Optional redemption	Fixed rate notes: We may not redeem the fixed rate notes prior to their maturity date. See "Description of Notes—Optional Redemption by ADC; No Sinking Fund."
Floating rate notes: We may redeem any or all of the notes at any time on or after June 23, 2008 at the prices described under "Description of Notes—Optional Redemption by ADC; No Sinking Fund."
Sinking fund	None.
Purchase of notes at your option upon change of control
Upon a change of control, you may require us to repurchase all or a portion of your notes at 100% of the principal amount of the notes, together with any accrued and unpaid interest and additional interest, if any, to, but excluding, the repurchase date. We may elect to pay all or a portion of the purchase price in common stock subject to certain conditions. See "Description of Notes—Purchase of Notes at Your Option upon a Change in Control."
Use of proceeds	We will not receive any proceeds from the sale of securities by the selling securityholders.
Trading
The notes are eligible for trading in PORTAL. However, we can give no assurance as to the liquidity of or trading market for the notes. Our common stock is quoted on The NASDAQ National Market under the symbol "ADCT."
Risk factors	See "Risk Factors" included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Ratio of Earnings to Fixed Charges

        The following table sets forth the ratios of earnings to fixed charges of ADC and the deficiency of earnings to fixed charges for the periods indicated (deficiency stated in millions):

	Fiscal Year Ended October 31
	2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges—Displayed	3.3	(5.7)	(74.2)	(104.5)	206.8
Deficiency of Earnings to Fixed Charges	—	$47.9	$729.3	$1,709.8	—

        We have calculated our ratio of earnings to fixed charges as follows: Earnings consist of pre-tax income or loss from continuing operations less our loss from equity investees plus fixed charges. Fixed charges consist of (i) interest expense and (ii) the estimated interest expense within operating lease rental expense. A copy of the calculation of the ratio of earnings to fixed charges is available upon your request.

RISK FACTORS

        Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations could suffer, and the trading price of our notes or common stock could decline. The risks described below may be amended, supplemented or superceded from time to time by other reports we file with the SEC in the future.

Risks Related to Our Business

Our operating results have been adversely affected by the significant downturn in the communications equipment industry and the slowdown in the United States economy.

        Our operating results during the last four fiscal years have been significantly impacted by the substantial downturn in the telecommunications equipment industry. In this market environment, many of our customers reduced their equipment purchases and have deferred capital spending. As a result, our revenues decreased in fiscal 2003 and 2002 and increased in 2004 primarily because of our acquisition of KRONE in May 2004. A majority of our revenues are derived from telecommunication service providers. These customers have greatly reduced their spending on communications equipment. Our business also has been impacted negatively by reduced or deferred capital spending by our other customers. Further, when our customers announce spending initiatives that might positively impact one or more of our products, it is possible the customers will contemporaneously reduce spending in a manner that would negatively impact other of our products. Some of our customers have experienced serious financial difficulties. In certain cases, these difficulties have resulted in bankruptcy filings or cessation of operations.

        The general slowdown in the United States economy in the last several years has also negatively impacted our business and operating results. While there is debate about the strength of an ongoing general recovery in the overall economy, we expect any significant recovery in the communications market to lag behind a general economic recovery. Our customers are dependent on the level of end user demand for communication services, and they are likely to continue to defer significant network expansions until there is greater demand for Internet, data, video and voice services. If general economic conditions in the United States and globally do not improve, or if there is a worsening of the United States or global economy, we may continue to experience material adverse effects on our business, financial condition and results of operations.

We incurred significant net losses in fiscal 2003, 2002 and 2001. No assurance can be given that we will consistently maintain operating profitability in the future.

        We incurred losses from continuing operations of $42.6 million and $980.2 million in fiscal 2003 and 2002, respectively. We also incurred significant losses in fiscal 2001. While we returned to profitability in fiscal 2004, it is not clear that we will be able to achieve revenue and gross margin levels needed to sustain profitability.

        When the significant reduction in communications equipment spending became evident in fiscal 2001, we began implementing a restructuring plan to reduce operating expenses and capital expenditures and to narrow the strategic focus of our business. As a result in large part of this restructuring plan, we incurred impairment and restructuring charges of $14.0 million, $43.7 million and $543.1 million in fiscal years 2004, 2003 and 2002, respectively. Although most of the restructuring plan initiatives have been implemented, we may be required to further restructure our business if we do not achieve sustained profitability.

        As a result of the restructuring plans, we have significantly reduced expenses and lowered our quarterly revenue break-even point. However, we may not be able to achieve anticipated revenue levels in future quarters or further reduce our expenses if revenue shortfalls occur. As a result, no assurance can be given that we will achieve and maintain operating profitability.

Shifts in our product mix may result in declines in gross profit, as a percentage of net sales.

        Our gross profit, as a percentage of net sales, varies among our product groups. Our overall gross profit, as a percentage of net sales, has fluctuated from quarter to quarter as a result of shifts in product mix (that is, how much of each product type we sell in any particular quarter), the introduction of new products, decreases in average selling prices and our ability to reduce manufacturing costs. We expect such fluctuation in gross profit to continue in the future. Further, as KRONE has historically sold certain products at margins lower than the margins at which our products have sold, the integration of KRONE's business with our own is likely to impact our gross profit levels. In addition, our gross margins could be lower based on the amount of new products we sell that have lower startup gross margins.

Consolidation among our customers could result in our losing a customer or experiencing a slowdown as integration takes place.

        We believe it is likely that there will be increased consolidation among our customers in order for them to increase market share, diversify product portfolios and achieve greater economies of scale. Consolidation is likely to impact our business as our customers focus on integrating their operations and choosing their equipment vendors. After a consolidation occurs, there can be no assurance that we will continue to supply equipment to the surviving communications service provider. The impact of significant mergers on our business, like those recently announced between Cingular and AT&T Wireless or Sprint and Nextel, is likely to be unclear until sometime after such transactions have closed.

Our sales could be negatively impacted if one or more of our key customers substantially reduce orders for our products.

        Our customer base is relatively concentrated with our top ten customers accounting for 46.3%, 55.3% and 54.1% of net sales for fiscal years 2004, 2003 and 2002, respectively. While our recent acquisition of KRONE has diversified our customer base, if we lose a significant customer, our sales and gross margins would be negatively impacted. In addition, the loss of sales may require us to record additional impairment and restructuring charges or exit a particular business or product line.

Our market is subject to rapid technological change, and to compete effectively, we must continually introduce new products that achieve market acceptance.

        The communications equipment industry is characterized by rapid technological change. In our industry, we also face evolving industry standards, changing market conditions and frequent new product and service introductions and enhancements by our competitors. The introduction of products using new technologies or the adoption of new industry standards can make our existing products or products under development obsolete or unmarketable. For example, it is possible that fiber-to-the-X initiatives may negatively impact sales of non-fiber products. In order to grow and remain competitive, we will need to adapt to these rapidly changing technologies, to enhance our existing solutions and to introduce new solutions to address our customers' changing demands.

        We may not accurately predict technological trends or new products in the communications equipment market. New product development often requires long-term forecasting of market trends, development and implementation of new technologies and processes and a substantial capital commitment. In addition, we do not know whether our products and services will meet with market acceptance or be profitable. Many of our competitors have greater engineering and product development resources than us. Although we expect to continue to invest substantial resources in product development activities, our efforts to achieve and maintain profitability will require us to be more selective and focused with our research and development expenditures. If we fail to anticipate or respond in a cost-effective and timely manner to technological developments, changes in industry standards or customer requirements, or if we have any significant delays in product development or introduction, our business, operating results and financial condition could be materially adversely affected.

We may make additional strategic changes to our product portfolio, but our strategic changes and restructuring programs may not yield the benefits that we expect.

        In connection with the downturn in the communications industry we have divested or closed numerous product lines and businesses that either were not profitable or did not match our new strategic focus. As necessary, we may make further divestitures or closures of product lines and businesses. We also may make strategic acquisitions.

        The impact of potential changes to our product portfolio and the effect of such changes on our business, operating results and financial condition, are unknown at this time. If we acquire other businesses in our areas of strategic focus, we may have difficulty assimilating these businesses and their products, services, technologies and personnel into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results and financial condition. In addition to these integration risks, if we acquire new businesses, we may not realize all of the anticipated benefits of these acquisitions, and we may not be able to retain key management, technical and sales personnel after an acquisition. Divestitures or elimination of existing businesses or product lines could also have disruptive effects and may cause us to incur material expenses.

If we seek to secure additional financing, we may not be able to obtain it. Also, if we are able to secure additional financing, our shareowners may experience dilution of their ownership interest or we may be subject to limitations on our operations.

        We currently anticipate that our available cash resources, which include existing cash and cash equivalents, will be sufficient to meet our anticipated needs for working capital and capital expenditures for the remainder of fiscal 2005 and, if we are able to maintain breakeven or positive cash flow from operations, for the next several years. If our estimates are incorrect and we are unable to generate sufficient cash flows from operations, we may need to raise additional funds. In addition, if one or more of our strategic acquisition opportunities exceeds our existing resources, we may be required to seek additional capital. We do not currently have any significant available lines of credit or other significant credit facilities, and we are not certain that we can obtain commercial bank financing or, if it is available, whether it will be on acceptable terms. If we raise additional funds through the issuance of equity or equity-related securities, our shareowners may experience dilution of their ownership interests, and the newly issued securities may have rights superior to those of common stock. See "Risks Related to our Common Stock" below. If we raise additional funds by issuing debt, we may be subject to restrictive covenants that could limit our operating flexibility.

Our industry is highly competitive and subject to significant downward pressure on the pricing for our products.

        Competition in the communications equipment and related services industry is intense. We believe our success in competing with other manufacturers of communications equipment products and related services will depend primarily on our engineering, manufacturing and marketing skills, the price, quality and reliability of our products, our delivery and service capabilities and our control of operating expenses. We have experienced and anticipate experiencing increasing pricing pressures from current and future competitors as well as general pricing pressure from our customers as part of their cost containment efforts. Our industry is currently characterized by many vendors pursuing relatively few and very large customers, which provides our customers with the ability to exert significant pressure on their suppliers. Many of our competitors have more extensive engineering, manufacturing, marketing, financial and personnel resources than us. As a result, other competitors may be able to respond more quickly to new or emerging technologies, changes in customer requirements or offer more aggressive price reductions.

Possible consolidation among our competitors could result in a loss of sales.

        We expect to see continued consolidation among communication equipment vendors. This can result in our competitors becoming financially stronger and obtaining broader product portfolios. It is possible that such consolidation can lead to a loss of sales for us as our competitors increase their resources through consolidation.

Our operating results fluctuate significantly, and if we miss quarterly financial expectations, our stock price could decline.

        Our operating results are difficult to predict and fluctuate significantly from quarter to quarter. It is likely that our operating results in some periods will be below investor expectations. If this happens, the market price of our common stock is likely to decline. Fluctuations in our future quarterly earnings results may be caused by many factors, including:

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  the volume and timing of orders from and shipments to our customers;

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  work stoppages and other developments affecting the operations of our customers;

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  the timing of and our ability to obtain new customer contracts and sales recognition;

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  the timing of new product and service announcements;

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  the availability of products and services;

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  the overall level of capital expenditures by our customers;

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  the market acceptance of new and enhanced versions of our products and services;

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  variations in the mix of products and services we sell;

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  the utilization of our production capacity and employees; and

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  the availability and cost of key components.

        Our expense levels are based in part on expectations of future revenues. If revenue levels in a particular period are lower than expected, our operating results will be affected adversely.

        In addition, prior to fiscal 2001 and during fiscal 2004, our operating results were subject to seasonal factors. We historically have had stronger demand for our products and services in the fourth fiscal quarter ending October 31, primarily as a result of our year-end incentives and customer budget cycles. We typically have experienced weaker demand for our products and services in the first fiscal quarter ending January 31, primarily as a result of the number of holidays in late November, December and early January, the development of annual capital budgets by our customers during that period and a general industry slowdown during that period.

        Due to the economic downturn in the communications equipment and services market, this historical trend of seasonality was not evident during fiscal years 2001-2003. Our historical seasonal pattern returned in fiscal 2004 and we presently expect it to continue in fiscal 2005.

The regulatory environment in which our customers operate is changing.

        Although our business is not subject to a significant amount of direct regulation, the communications service industry in which our customers operate is subject to significant federal and state regulation in the United States as well as regulation in other countries. In early 1996, the United States Telecommunications Act of 1996 was enacted. This Act lifted certain restrictions on the ability of companies, including the RBOC's and other ADC customers, to compete with one another. The Act also made other significant changes in the regulation of the telecommunications industry. These changes generally have increased our opportunities to provide solutions for our customers' Internet, data, video and voice needs.

        However, the established telecommunications providers have stated that some of these changes have diminished the profitability of additional investments made by them in their networks, which reduces their demand for our products. On February 20, 2003, the FCC adopted rules under this Act concerning the obligation of the established telecommunication service providers to share their networks with competitors, a practice known as "unbundling." The FCC essentially retained the existing unbundling obligations of the carriers with respect to their historic copper-based network infrastructure, and ruled not to require the unbundling of certain network elements in their next generation hybrid and fiber networks. In August 2003, the FCC issued its final rules on these unbundling obligations and in October 2004 conclusively affirmed that RBOCs are not required to unbundle their networks for the provision of fiber-based services all the way or almost all the way to end user premises. In turn, several RBOCs have stated their intention to increase capital spending on fiber-to-the-x initiatives.

        Future regulatory changes affecting the communications industry are anticipated both in the United States and internationally. These changes could affect our customers and alter demand for our products. Recently announced or future changes could also come under legal challenge and be altered, thereby reversing the effect the initial announcement of changes was expected to have on our business. In addition, competition in our markets could intensify as the result of changes to existing regulations or new regulations. Accordingly, changes in the regulatory environment could adversely affect our business and results of operations.

Customer payment defaults could have an adverse effect on our financial condition and results of operations.

        As a result of adverse conditions in the communications market, some of our customers have and may continue to experience serious financial difficulties, which in some cases have resulted or may result in bankruptcy filings or cessation of operations. In the future, if customers experiencing financial problems default and fail to pay amounts owed to us, we may not be able to collect these amounts or recognize expected revenue. In the current environment in the communications equipment and related services industry and the United States and global economy, it is possible that customers from whom we expect to derive substantial revenue will default or that the level of defaults will increase. Any material payment defaults by our customers would have an adverse effect on our results of operations and financial condition.

        We also have provided financing to some of our customers for purchases of our equipment. As of October 31, 2004, we had loaned $17.7 million, and we have recorded $17.5 million in loss reserves in the event of non-performance related to these financing arrangements. We have not closed on a transaction where new financing was made available to a customer since 2003.

        Many of our competitors engage in similar financing transactions in order to obtain customer orders. To remain competitive, we believe that it may be necessary for us to continue to offer financing arrangements in the future. We intend under certain circumstances to sell all or a portion of these commitments and outstanding receivables to third parties. In the past, we have sold some receivables with recourse and have had to compensate the purchaser for the loss.

        Our ability to collect on these financing arrangements is contingent on the financial health of the companies to which we extend credit. The condition of these companies is affected by many factors, including, among others, general conditions in the communications equipment and services industry, general economic conditions and changes in telecommunications regulations. We may experience credit losses that could adversely affect our operating results and financial condition.

Conditions in global markets could affect our operations.

        Our non-United States sales accounted for approximately 40.4%, 26.0% and 20.2% of our net sales in fiscal 2004, 2003 and 2002, respectively. We expect non-United States sales to remain a significant percentage of net sales in the future. In fact, absent additional acquisitions or divestitures, we expect our acquisition of KRONE to cause our non-United States sales to represent approximately one-half our net sales. In addition to sales and distribution in numerous countries, we own or lease operations located in Austria, Australia, Belgium, Brazil, Canada, Chile, China, France, Germany, Hungary, India, Indonesia, Italy, Japan, Malaysia, Mexico, New Zealand, Norway, Philippines, Puerto Rico, Russia, Singapore, South Africa, South Korea, Spain, Taiwan, Thailand, the United Arab Emirates, the United Kingdom, the United States, Venezuela and Vietnam. Due to our non-United States sales and our non-United States operations, we are subject to the risks of conducting business globally. These risks include:

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  local economic and market conditions;

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  political and economic instability;

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  unexpected changes in or impositions of legislative or regulatory requirements;

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  fluctuations in foreign currency exchange rates;

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  tariffs and other barriers and restrictions;

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  longer payment cycles;

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  difficulties in enforcing intellectual property and contract rights;

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  greater difficulty in accounts receivable collection;

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  potentially adverse taxes; and

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  the burdens of complying with a variety of non-United States laws and telecommunications standards.

        We also are subject to general geopolitical and environmental risks, such as terrorism, political and economic instability, changes in diplomatic or trade relationships and natural disasters. We maintain business operations and have sales in many non-United States markets. Economic conditions in many of these markets represent significant risks to us. We cannot predict whether our sales and business operations in these markets will be affected adversely by these conditions.

        Instability in non-United States markets, which we believe is most likely to occur in the Middle East, Asia and Latin America, could have a negative impact on our business, financial condition and operating results. The wars in Afghanistan and Iraq and other turmoil in the Middle East and the global war on terror also may have negative effects on the operating results of some of our businesses. In addition to the effect of global economic instability on non-United States sales, sales to United States customers having significant non-United States operations could be impacted negatively by these conditions.

Our intellectual property rights may not be adequate to protect our business.

        Our future success depends in part upon our proprietary technology. Although we attempt to protect our proprietary technology through patents, trademarks, copyrights and trade secrets, these protections are limited. Accordingly, we cannot predict whether such protection will be adequate, or whether our competitors can develop similar technology independently without violating our proprietary rights.

        Also, rights that may be granted under any patent application in the future may not provide competitive advantages to us. Intellectual property protection in foreign jurisdictions may be limited or unavailable. In addition, many of our competitors have substantially larger portfolios of patents and other intellectual property rights than us.

        As the competition in the communications equipment industry increases and the functionality of the products in this industry further overlaps, we believe that companies in the communications equipment industry are becoming increasingly subject to infringement claims. We have received and may continue to receive notices from third parties, including some of our competitors, claiming that we are infringing third-party patents or other proprietary rights. We cannot predict whether we will prevail in any litigation over third-party claims, or whether we will be able to license any valid and infringed patents on commercially reasonable terms. It is possible that unfavorable resolution of such litigation could have a material adverse effect on our business, results of operations or financial condition. Any of these claims, whether with or without merit, could result in costly litigation, divert our management's time, attention and resources, delay our product shipments or require us to enter into royalty or licensing agreements, which could be expensive. A third party may not be willing to enter into a royalty or licensing agreement on acceptable terms, if at all. If a claim of product infringement against us is successful and we fail to obtain a license or develop or license non-infringing technology, our business, financial condition and operating results could be affected adversely.

We are dependent upon key personnel.

        Like all technology companies, our success is dependent on the efforts and abilities of our employees. Our ability to attract, retain and motivate skilled employees is critical to our success. In addition, because we may acquire one or more businesses in the future, our success will depend, in part, upon our ability to retain and integrate our own personnel with personnel from acquired entities who are necessary to the continued success or the successful integration of the acquired businesses.

        Our recent initiatives to focus our business on core operations and products by restructuring and streamlining operations, including substantial reductions in our workforce, have created uncertainty on the part of our employees regarding future employment with us. This uncertainty, together with our operating losses and lower stock price, may have an adverse effect on our ability to retain and attract key personnel.

Internal Controls under Sarbanes-Oxley Act of 2002.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required, beginning with our fiscal year ending October 31, 2005, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting as of the end of fiscal 2005. Furthermore, our independent registered public accounting firm will be required to attest to whether our assessment of the effectiveness of our internal control over financial reporting is fairly stated in all material respects and separately report on whether it believes we maintained, in all material respects, effective internal control over financial reporting as of October 31, 2005. We presently are implementing a plan designed to assure compliance with these new requirements, but we have not yet completed our assessment of the effectiveness of our internal control. If we fail to timely complete this assessment, or if our independent registered public accounting firm cannot timely attest to our assessment, we could be subject to regulatory sanctions and a loss of public confidence in our internal control. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our regulatory reporting obligations timely.

Product defects could cause us to lose customers and revenue or to incur unexpected expenses.

        If our products do not meet our customers' performance requirements, our customer relationships may suffer. Also, our products may contain defects. Any failure or poor performance of our products could result in:

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  delayed market acceptance of our products;

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  delays in product shipments;

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  unexpected expenses and diversion of resources to replace defective products or identify the source of errors and correct them;

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  damage to our reputation and our customer relationships;

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  delayed recognition of sales or reduced sales; and

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  product liability claims or other claims for damages that may be caused by any product defects or performance failures.

        Our products are often critical to the performance of communication systems. Many of our supply agreements contain limited warranty provisions. If these contractual limitations are unenforceable in a particular jurisdiction or if we are exposed to product liability claims that are not covered by insurance, a successful claim could harm our business.

We may encounter difficulties obtaining raw materials and supplies needed to make our products.

        Our ability to produce our products is dependent upon the availability of certain raw materials and supplies. The availability of these raw materials and supplies is subject to market forces beyond our control. From time to time, there may not be sufficient quantities of raw materials and supplies in the marketplace to meet the customer demand for our products. In addition, the costs to obtain these raw materials and supplies are subject to price fluctuations because of global market demands. Many companies utilize the same raw materials and supplies in the production of their products as we use in our products. Companies with more resources than our own may have a competitive advantage in obtaining raw materials and supplies due to greater purchasing power. Reduced supply and higher prices of raw materials and supplies may affect our business, operating results and financial condition adversely.

        In addition, we have significant reliance on contract manufacturers to make certain of our products on our behalf. If these contract manufacturers do not fulfill their obligations to us, or if we do not properly manage these relationships, our existing customer relationships may suffer. We may outsource additional functions in the future.

We have been named as a defendant in securities and other litigation.

        We are the defendant in two purported shareowner class action lawsuits. In the first such lawsuit, In Re ADC Telecommunications, Inc. Securities Litigation, the complaint alleges that we violated the securities laws by making false and misleading statements about our financial performance and business prospects. Although the court granted our motion to dismiss this lawsuit, the plaintiffs have appealed this decision.

        We have also been named as a defendant in a purported class action lawsuit alleging breach of fiduciary duties under ERISA. This case, In Re ADC Telecommunications, Inc. ERISA Litigation, has been brought by individuals who seek to represent a class of participants in our Retirement Savings Plan who purchased our common stock as one of the investment alternatives under the plan.

        Litigation is by its nature uncertain and unfavorable resolutions of these lawsuits could materially adversely affect our business, results of operations or financial condition.

        We are a party to various other lawsuits, proceedings and claims arising in the ordinary course of business or otherwise. Many of these disputes may be resolved amicably without resort to formal litigation. The amount of monetary liability resulting from the ultimate resolution of these matters cannot be determined at this time. As of October 31, 2004, we had recorded approximately $5.2 million in loss reserves for these matters. Because of the uncertainty inherent in litigation, it is possible that unfavorable resolutions of these lawsuits, proceedings and claims could exceed the amount currently reserved and could have a material adverse affect on our business, results of operations or financial condition.

We are subject to risks associated with changes in security prices, interest rates and foreign currency exchange rates.

        We face market risks from changes in security prices and interest rates. Market fluctuations could affect our results of operations and financial condition adversely. At times, we reduce this risk through the use of derivative financial instruments. However, we do not enter into derivative instruments for the purpose of speculation.

        Also, we are exposed to market risks from changes in foreign currency exchange rates. From time to time, we hedge our foreign currency exchange risk. The objective of this program is to protect our net monetary assets and liabilities in non-functional currencies from fluctuations due to movements in foreign currency exchange rates. We attempt to minimize exposure to currencies in which hedging instruments are unavailable or prohibitively expensive by managing our operating activities and net assets position. As a result of our increased international exposure due to the KRONE acquisition, we may hedge foreign currency exposures in the future. At October 31, 2004, we did not hedge any foreign currency exchange exposures.

Risks Related to Our Common Stock

Our stock price is volatile.

        Based on the trading history of our common stock and the nature of the market for publicly traded securities of companies in our industry, we believe that some factors have caused and are likely to continue to cause the market price of our common stock to fluctuate substantially. The fluctuations could occur from day-to-day or over a longer period of time. The factors that may cause such fluctuations include:

  •
  announcements of new products and services by us or our competitors;

  •
  quarterly fluctuations in our financial results or the financial results of our competitors or our customers;

  •
  customer contract awards to us or our competitors;

  •
  increased competition with our competitors or among our customers;

  •
  consolidation among our competitors or customers;

  •
  disputes concerning intellectual property rights;

  •
  the financial health of ADC, our competitors or our customers;

  •
  developments in telecommunications regulations;

  •
  general conditions in the communications equipment industry; and

  •
  general economic conditions in the U.S. or internationally.

        In addition, stocks of companies in our industry in the past have experienced significant price and volume fluctuations that are often unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of our common stock.

We have not in the past and do not intend in the foreseeable future to pay cash dividends on our common stock.

        We currently do not pay any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to finance our operations and for general corporate purposes.

Anti-takeover provisions in our charter documents, our shareowner rights plan and Minnesota law could prevent or delay a change in control of our company.

        Provisions of our articles of incorporation and bylaws, our shareowner rights plan (also known as a "poison pill") and Minnesota law may discourage, delay or prevent a merger or acquisition that a shareowner may consider favorable and may limit the market price for our common stock. These provisions include the following:

  •
  advance notice requirements for shareowner proposals;

  •
  authorization for our Board of Directors to issue preferred stock without shareowner approval;

  •
  authorization for our Board of Directors to issue preferred stock purchase rights upon a third party's acquisition of 15% or more of our outstanding shares of common stock; and

  •
  limitations on business combinations with interested shareowners.

        Some of these provisions may discourage a future acquisition of ADC even though our shareowners would receive an attractive value for their shares or a significant number of our shareowners believed such a proposed transaction would be in their best interest.

Risks Related to the Notes

The notes are subordinated, and there are no financial covenants in the indenture. We may be unable to repay our obligations under the notes.

        The notes are our general unsecured obligations and are subordinated in right of payment to any of our future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization, or upon acceleration of the notes due to an event of default under the indenture and in certain other events, including covenant defaults on our designated senior indebtedness, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, we will not make any payments on the notes in the event of payment defaults or other specified defaults on future senior indebtedness.

        Neither we nor our subsidiaries are restricted from incurring additional debt, including senior indebtedness, under the indenture. If we incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. We expect that we will from time to time incur additional indebtedness and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our securities under the indenture.

        There are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or change in control of our company, except to the extent that we purchase the notes at your option upon a change in control, as described in the indenture.

The notes are effectively subordinated to the obligations of our subsidiaries.

        In addition to the formal subordination provisions of the notes, the notes effectively are subordinated to all liabilities of our subsidiaries, to the extent of their assets, since they are separate and distinct legal entities with no obligation to pay any amounts due on the notes or to provide us with funds to enable us to meet our payment obligations, whether by dividends, distributions, loans or other payments. We conduct a substantial portion of our operations through subsidiaries. Our subsidiaries may incur additional obligations in the future and the indenture will not impose any restrictions on the incurrence of such obligations.

We may be unable to meet the requirements under the indenture to purchase your notes upon a change in control.

        Upon certain types of a change in control (as defined in the indenture), you may require us to purchase all or a portion of your notes. If such a change in control were to occur, we might not have enough funds to pay the purchase price for all tendered notes. The indenture will permit us to issue shares of common stock to satisfy this obligation, but we may not have sufficient authorized shares to do so.

        Future credit agreements or other agreements relating to our indebtedness might prohibit the redemption or repurchase of the notes and provide that a change in control constitutes an event of default. If a change in control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt. In such circumstances, or if a change in control would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would possibly limit or prohibit payments to you.

        The term "change in control" is limited to certain specified transactions and may not include other events that might harm our financial condition or impair the value of your notes. Our obligation to offer to purchase the notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

A market may not develop for the notes.

        Prior to the offering of the notes, there had been no trading market for the notes. At the time of the original issuance of the notes in June 2003, the initial purchasers of the notes advised us that they intended to make a market in the notes. However, the initial purchasers are not obligated to make a market and may discontinue this market-making activity at any time without notice. In addition, market making activity by the initial purchasers will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result, a market for the notes may not develop or, if one does develop, it may not be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline significantly. The notes will not be listed on any securities exchange or quoted on The NASDAQ National Market and will only be traded on the over-the-counter market.

The price of our common stock, and therefore the price of the notes, may fluctuate significantly. This may make it difficult for holders to resell the notes or the common stock issuable upon conversion of the notes when desired or at attractive prices.

        Prior to electing to convert notes, you should compare the price at which our common stock is trading in the market to the conversion price of the notes. Our common stock trades on The NASDAQ National Market under the symbol "ADCT". On January 18, 2005, the last reported sale price of our common stock on NASDAQ was $2.41 per share. The initial conversion price of the notes is $4.013 per share.

        There have been previous quarters in which we have experienced shortfalls in revenue and earnings from levels expected by securities analysts and investors, which have had an immediate and significant adverse effect on the trading price of our common stock. The market prices of our securities are subject to significant fluctuations in response to the factors set forth above and other factors, many of which are beyond our control. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities, including our common stock and the notes.

        In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our stock, regardless of our operating performance. Because the notes are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes. Holders who receive common stock on conversion also will be subject to the risk of volatility and depressed prices of our common stock. If our common stock price is less than $1 per share for a sustained period of time, it could be delisted from The NASDAQ National Market, which could reduce demand for our stock.

        Sales of substantial amounts of shares of our common stock in the public market after this offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. Because the notes are convertible into common stock only at a conversion price in excess of the recent trading price, such a decline in our common stock price may cause the value of the notes to decline.

We have significantly increased our leverage as a result of the sale of the notes.

        In connection with the sale of the notes, we incurred $400 million of indebtedness. As a result of this indebtedness, our interest payment obligations increased. The degree to which we will be leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

Hedging transactions and other transactions may affect the value of the notes.

        We have entered into convertible note hedge and warrant transactions with respect to our common stock, the exposure for which was held at the time the notes were issued by Banc of America Securities LLC or one of its affiliates and Credit Suisse First Boston International, an affiliate of Credit Suisse First Boston LLC. The convertible note hedge and warrant transactions are expected to reduce the potential dilution from conversion of the notes and effectively increase the conversion price to us. These transactions may subject us to certain risks depending upon the creditworthiness of the counterparty.

        In connection with these hedging arrangements, Banc of America Securities LLC or one of its affiliates and Credit Suisse First Boston International, an affiliate of Credit Suisse First Boston LLC, have taken or will take positions in our common stock in secondary market transactions and/or have entered or will enter into various derivative transactions at or after the pricing of the notes. Such hedging arrangements could increase the price of our common stock. Such counterparties, or any transferee of any of their positions, are likely to modify their hedge positions from time to time prior to conversion or maturity of the notes by purchasing and selling shares of our common stock, our other securities or other instruments they may wish to use in connection with such hedging.

        We cannot assure you that such activity will not adversely affect the market price of our common stock. In addition, the existence of the notes may encourage short selling in our common stock by market participants, which could depress the price of our common stock.

The notes may not be rated or may receive a lower rating than anticipated.

        The Notes have not been rated and we believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock likely would be harmed.

FORWARD-LOOKING STATEMENTS

        This prospectus contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions are intended to identify forward-looking statements. Forward-looking statements represent our expectations or beliefs concerning future events, including any statements regarding:

  •
  future sales and cost reductions, profit percentages, realization of deferred tax assets, earnings per share or other results of operations;

  •
  the continuation of historical patterns and trends such as seasonality in the buying pattern of our customers;

  •
  the sufficiency of our cash balances and cash generated from operating and financing activities for our future liquidity and capital resource needs;

  •
  the occurrence or impact of consolidation among our customers or competitors;

  •
  the effect of legal and regulatory developments; and

  •
  the economy in general or the future of the communications equipment and communications services industries on our business.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, some of which are included in this prospectus under "Risk Factors." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described as anticipated, believed, estimated, or expected. We do not intend to update these forward-looking statements after the post-effective amendment to the registration statement of which this prospectus forms a part becomes effective.

USE OF PROCEEDS

        The selling securityholders will receive all of the net proceeds of the resale of the notes and our common stock issuable upon conversion of the notes. We will not receive any of the proceeds from the resale of any of these securities.

SELLING SECURITYHOLDERS

        We originally issued the notes in a private placement in June 2003 to Banc of America Securities LLC, Credit Suisse First Boston LLC and Merrill Lynch Pierce Fenner & Smith Incorporated, the initial purchasers. The initial purchasers resold the notes to purchasers in transactions exempt from registration pursuant to Rule 144A. The securities are being registered to permit public secondary trading of the securities, and the selling securityholders may offer the securities for resale from time to time. See "Plan of Distribution." The following table lists the selling securityholders and sets forth certain information regarding the beneficial ownership of common stock of each selling securityholder as well as the number of shares and the principal amount of notes each selling securityholder may sell pursuant to this prospectus. No estimate can be given as to the amount of our common stock or notes that will be held by the selling securityholders after completion of this offering because the selling securityholders may offer all or some of our common stock or notes and because there currently are no agreements, arrangements or understandings with respect to the sale or distribution of any of our common stock or notes by the selling securityholders.

Name	Principal Amount at Maturity of Notes Beneficially Owned Prior to this Offering (In Thousands)(1)	Principal Amount at Maturity of Notes Beneficially Owned that May Be Sold (In Thousands)(1)	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)(2)(3)	Maximum Number of Shares to be Sold Pursuant to this Prospectus(1)(2)(3)
Shirley Heiligman Family Trust	$100	$100	24,919	24,919
Edward Lagomarsimo & Deborah Lagomarsimo JTWROS	1,000	1,000	249,190	249,190
Frank Abbey	25	25	6,230	6,230
Robert H. Cole, Custodian for David R. Cole UTMA TX	75	75	18,689	18,689
Robert H. Cole, Custodian for Karen Cole Isbell UTMA TX	50	50	12,459	12,459
David Dercher	100	100	24,919	24,919
Gregg Goebel & Marilyn Goebel JTWROS	75	75	18,689	18,689
Garo A. Partoyan	90	90	22,427	22,427
Reese-Cole Partnership LTD	400	400	99,676	99,676
Dr. Domenic Strazzulla	200	200	49,838	49,838
William Sybesma	85	85	21,181	21,181
Dr. Stephen Schmidt	35	35	8,721	8,721
James G. Schmidt TR, Andrew Phillip Schmidt Gift Tax Exclu Trust UA 12-27-85	50	50	12,459	12,459
James G. Schmidt TR, Theodore August Schmidt Gift Tax Exclu Trust A/S 12-27-85	50	50	12,459	12,459
Kenneth W. Yee & Carole L. Yee Ten-Com	25	25	6,230	6,230
Longfellow Productions Inc. Defined Benefit Plan	50	50	12,459	12,459
Lawrency E. Jaffee Tr, Lawrence E. Jaffee Money Pn Pl U/A dtd 1/1/98	75	75	18,689	18,689

Frontpoint Convertible Arbitrage Fund LP	2,000	2,000	498,380	498,380
Merrill Lynch, Pierce, Fenner & Smith	250	250	62,297	62,297
SunTrust Bank	150	150	37,378	37,378
JP Morgan Securities Inc.	5,050	5,050	1,258,410	1,258,410
Banc of America Securities LLC	250	250	62,297	62,297
Context Convertible Arbitrage Offshore, Ltd.	3,725	3,725	928,233	928,233
Credit Suisse First Boston LLC	75	75	18,689	18,689
Lehman Brothers Inc.	9,200	9,200	2,292,549	2,292,549
Saranac Capital Management, L.P., on behalf of Citigroup Alternative Investments Diversified Arbitrage Strategies Fund Ltd.	3,253	3,253	810,615	810,615
Saranac Capital Management, L.P., on behalf of Citigroup Alternative Investments Enhanced Arbitrage Strategies Fund	875	875	218,041	218,041
Saranac Capital Management, L.P., on behalf of Citigroup Alternative Investments Market Neutral Arbitrage Fund L.P.	481	481	119,860	119,860
Saranac Capital Management, L.P., on behalf of Citigroup Alternative Investments QIP Multi Strategy Arbitrage Portfolio	14,288	14,288	3,560,428	3,560,428
Saranac Capital Management, L.P., on behalf of Saranac Erisa Arbitrage LTD	1,482	1,482	369,299	369,299
Saranac Capital Management, L.P., on behalf of Saranac Erisa Arbitrage LP	381	381	94,941	94,941
Other Security Holders	356,055	356,055	88,725,401	88,725,401
TOTAL	$400,000	$400,000	99,676,052	99,676,052

(1)
Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the "Securities Act"), this registration statement also covers any additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)
The table sets forth, to our knowledge, certain information about the selling securityholders as of January 20, 2005. Except as otherwise indicated, the number of shares owned represents less than

  1% of our outstanding shares as of January 20, 2005. Information about the beneficial ownership of our shares prior to and after this offering has been given to us by the selling securityholders. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the named selling securityholder.

(3)
Assumes conversion of all the holder's notes at a conversion price of approximately $4.013 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes—Conversion of Notes." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

        When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table above, as well as donees, pledgees, transferees or other successors-in-interest selling securities received from a named selling securityholder as a gift, pledge, distribution to members or partners or other non-sale-related transfer after the date of this prospectus. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements.

PLAN OF DISTRIBUTION

        We are registering the securities on behalf of the selling securityholders. The selling securityholders may sell the securities from time to time at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. As used in this prospectus, the term "selling securityholders" includes donees, pledgees, transferees or other successors-in-interest selling securities received from a named selling securityholder as a gift, pledge, distribution to members or partners or other non-sale-related transfer after the date of this prospectus. The selling securityholders will offer and sell the securities to which this prospectus relates for their own accounts. We will not receive any proceeds from the sale of the securities. We will bear all costs, expenses and fees in connection with the registration of the selling securityholders' securities. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the securities will be borne by the selling securityholders.

        The securities may be sold in:

  •
  block trades, where a broker or dealer will try to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  transactions where a broker or dealer acts as principal and resells the securities for its account pursuant to this prospectus;

  •
  exchange distributions in accordance with the rules of such exchange;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchases; or

  •
  the writing of options.

        The securities may also be sold through long or short sales, put or call option transactions, swaps and other derivative transactions, cross trades, trades through market makers, trades not through market makers or established trading markets, direct sales through agents, loans or pledges of the securities, hedging or similar transactions, a combination of such methods, or by any other legally available means. The selling securityholders may or may not involve brokers or dealers in any of these transactions. In effecting sales, brokers or dealers engaged by the selling securityholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling securityholders in amounts to be negotiated immediately prior to sale. Offers and sales may also be made directly by the selling securityholders, or other bona fide owner of the securities, so long as an applicable exemption from state broker-dealer registration requirements is available in the jurisdiction of sale. The selling securityholders, brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales, and any discounts and commissions received by them and any profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Because the selling securityholders may be deemed to be "underwriters" within the meaning of the Securities Act, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act.

        In connection with sales of the notes or common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers and other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of the notes or common stock in the course of hedging their positions. The selling securityholders may also sell the notes or common stock short and deliver notes or common stock to close out short positions, or loan or pledge notes or common stock to broker-dealers that may in turn sell the notes or common stock.

        Upon notification to us by a selling securityholder that any material arrangement has been entered into with a broker or dealer for the sale of securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling securityholder and of the participating brokers or dealers, (ii) the amount of securities involved, (iii) the price at which such securities were sold, (iv) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable, (v) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon notification to us by a selling securityholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares of common stock, a supplement to this prospectus will be required.

        There can be no assurance that any selling securityholder will sell any or all of the securities pursuant to this prospectus. In addition, all or any portion of the securities covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

        The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of securities by the selling security holders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

        We do not intend to apply for listing of the notes on any securities exchange or for quotation through NASDAQ. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes. A description of the risks associated with this is described above under the heading "Risk Factors—Risks Related to the Notes—A market may not develop for the notes."

        Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

        To the extent required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON STOCK

        Our common stock, $0.20 par value, is traded on The NASDAQ Stock Market under the symbol "ADCT." The following table sets forth the high and low sales prices of our common stock for each quarter during our fiscal years ended October 31, 2004 and 2003, as reported on that market.

	2004		2003
	High	Low	High	Low
First Quarter	$3.85	$2.32	$3.15	$1.51
Second Quarter	3.61	2.32	2.73	2.05
Third Quarter	2.85	2.10	3.21	1.96
Fourth Quarter	2.44	1.75	2.90	2.10

        As of January 12, 2005, there were 12,611 holders of record of our common stock. We do not pay cash dividends on our common stock and do not intend to pay cash dividends for the foreseeable future. We did not repurchase any equity securities in fiscal 2004.

SELECTED FINANCIAL DATA

        The following table presents our selected financial data. The data included in the following table has been restated to reflect the assets, liabilities and results of operations of certain businesses that have met the criteria for treatment as discontinued operations. For additional information, refer to the Consolidated Financial Statements included in this prospectus. The following summary information should be read in conjunction with the Consolidated Financial Statements and related notes thereto set forth in this prospectus.

Years ended October 31
(dollars in millions, except per share data)

	2004	2003	2002	2001	2000
Income Statement Data from Continuing Operations
Net sales	$784.3	$589.4	$819.5	$2,141.3	$3,012.0
Gross profit	301.9	207.1	163.2	635.9	1,478.1
Research and development expense	59.1	59.9	106.8	201.9	261.9
Selling and administration expense	206.3	160.4	251.6	569.9	556.3
Operating income (loss)	22.5	(56.9)	(738.3)	(854.8)	493.8
Income (loss) before income taxes	33.2	(47.9)	(731.9)	(1,728.3)	1,588.8
Provision (benefit) for income taxes	1.9	(5.3)	248.3	(576.9)	615.7
Income (loss) from continuing operations	31.3	(42.6)	(980.2)	(1,151.4)	973.1
Earnings (loss) per diluted share from continuing operations	0.04	(0.06)	(1.23)	(1.46)	1.26
Balance Sheet Data
Current assets	835.6	1,032.2	717.9	1,389.4	2,716.2
Current liabilities	302.0	266.8	405.8	604.2	1,068.5
Total assets	1,428.1	1,296.9	1,144.2	2,499.7	3,970.5
Long-term notes payable	400.0	400.0	10.5	2.1	13.5
Total long-term obligations	466.8	402.4	11.7	2.1	13.5
Shareowners' investment	659.3	627.7	732.2	1,893.4	2,912.7

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma consolidated statement of operations gives effect to the acquisition of the KRONE Companies by ADC as described elsewhere in this prospectus. The unaudited pro forma consolidated statement of operations for the fiscal year ended October 31, 2004 has been prepared by combining the consolidated statement of continuing operations of ADC for the fiscal year ended October 31, 2004, which includes the KRONE Companies from May 18, 2004, with the consolidated statement of continuing operations of the KRONE Companies for the period from November 1, 2003 to May 17, 2004, adjusted to give effect to the acquisition as if it occurred on November 1, 2003.

        The unaudited pro forma consolidated statement of operations presented are based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma consolidated statement of operations are presented for informational purposes only and are not necessarily indicative of the results of operations that would actually have been reported had the acquisition occurred as assumed. The unaudited pro forma consolidated statement of operations and accompanying notes should be read in conjunction with the historical financial statements and related notes of ADC and the financial statements and related notes of the KRONE Companies included in this prospectus.

HISTORICAL ADC TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS—UNAUDITED

(In Millions, Except Per Share Amounts)

	ADC(a)	Historical KRONE(b)	Pro Forma Adjustments		Pro Forma ADC
NET SALES
Product	$659.9	$161.1			$821.0
Services	124.4	26.5			150.9

Total Net Sales	784.3	187.6			971.9
COST OF PRODUCT SOLD
Product	365.1	104.8			469.9
Services	117.3	23.2			140.5

	482.4	128.0			610.4

GROSS PROFIT	301.9	59.6	—		361.5

OPERATING EXPENSES:
Research and development	59.1	4.2			63.3
Selling and administration	206.3	44.1	4.8 4.6 0.4	(c) (d) (e)	260.2
Impairment charges	1.7	—			1.7
Restructuring charges	12.3	2.4			14.7

Total Operating Expenses	279.4	50.7	9.8		339.9

OPERATING INCOME (LOSS)	22.5	8.9	(9.8)		21.6
OTHER INCOME, NET:
Interest	3.7	(8.8)	7.9 (2.5	(f) )(g)	0.3
Other	7.0	0.4	(1.4	)(h)	6.0

INCOME (LOSS) BEFORE INCOME TAXES	33.2	0.5	(5.8)		27.9
PROVISION (BENEFIT) FOR INCOME TAXES	1.9	—	—		1.9

INCOME (LOSS) FROM CONTINUING OPERATIONS	31.3	0.5	(5.8)		26.0
AVERAGE COMMON SHARES OUTSTANDING—BASIC	808.3				808.3

AVERAGE COMMON SHARES OUTSTANDING—DILUTED	812.1				812.1

EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS—BASIC AND DILUTED	$0.04				$0.03

(a)
ADC's results for the year ended October 31, 2004, which includes KRONE results from May 18, 2004 through October 31, 2004.

(b)
KRONE's historical results from November 1, 2003 through May 17, 2004.

(c)
To record depreciation expense effect for the change in KRONE Companies historical cost basis versus the fair value of the assets acquired.

(d)
To record amortization expense of intangible assets acquired assuming the acquisition occurred on November 1, 2003.

(e)
To record pension expense effect for pension liability adjustment assuming acquisition occurrred on November 1, 2003.

(f)
In conjunction with the close of the acquisition, the KRONE Companies settled intercompany debt and accrued interest payable to GenTek. In addition, debt with a third-party was settled. Related interest expense is adjusted assuming the acquisition took place on November 1, 2003.

(g)
To record interest income foregone due to cash paid for the KRONE Companies

(h)
To reverse income for a deferred gain, which was eliminated in purchase accounting.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Marketplace Conditions

        Our operating results for fiscal 2004 continued to stabilize, a trend that began in fiscal 2003. However, overall spending on communications equipment and services remains at significantly lower levels compared to pre-2001 levels. Although there have been increases in capital investment in selected areas (including fiber-to-the-X initiatives by several communications service providers, a general increase in wireless spending and some signs of growth in enterprise spending), our industry continues to see deferred capital spending for communications equipment. In addition, there are indications that customers who are initiating new spending on fiber-to-the-X may reduce their spending levels on non-fiber products. Our industry also continues to experience intense competition and increased pricing pressures from customers.

        While we expect the overall market for communication equipment and services to grow slowly in the near term, we believe that we are positioned to grow our sales better than the overall market in our fiscal year 2005. We believe we can achieve this sales growth by focusing on:

  •
  New product offerings for the fiber-to-the-X initiative being pursued by several communication service providers and the growing acceptance of our Digivance wireless coverage solution and our TrueNet® and CopperTen™ enterprise solutions;

  •
  Opportunities to cross-sell products among the traditional KRONE and ADC customer bases, of which there is very little overlap; and

  •
  Taking market share from our competitors as we have recently done with respect to some of our product lines.

        Although we anticipate revenue growth in 2005, no assurance can be given that we will be successful in achieving this goal.

        We continue to be dependent on telecommunications service providers for a majority of our revenues, with the four major U.S. incumbent local exchange carriers (Verizon, Bellsouth, SBC and Qwest) accounting for approximately 30.4%, 33.4% and 36.5% of our revenues for fiscal 2004, 2003 and 2002, respectively. In addition, our top ten customers accounted for approximately 46.3%, 55.3% and 54.1% of our revenues for fiscal 2004, 2003 and 2002, respectively. The decline in these customer concentration levels from 2003 to 2004 is largely due to the KRONE acquisition, which has given us a more diversified customer base throughout the world. This increased diversification may be offset by mergers among our customers, like those recently announced between Cingular and AT&T Wireless and between Sprint and Nextel. The long-term impact these types of mergers may have on our business is difficult to predict. Further, in the shorter-term we believe parties to these types of mergers may be inclined to defer spending decisions while they are attempting to integrate their operations, which may have an adverse impact on our business. Consolidation among our competitors or our vendors could also cause changes to our business that are not readily predictable.

        When the downturn in communications equipment spending first became evident in fiscal 2001, we implemented a cost restructuring plan to reduce operating expenses and capital spending. As it became evident in 2002 and 2003 that our industry was experiencing a more pronounced and prolonged economic downturn, we took additional cost restructuring measures to realize further cost savings. Although much of our restructuring activity has been completed, we continue to look for ways to conduct our operations more efficiently and to reduce costs. For example, the integration of the KRONE acquisition has presented opportunities to reduce costs through eliminating duplicative facilities, processes and general and administration functions. Accordingly, we anticipate incurring additional restructuring charges in future periods.

        Historically, our results of operations had been subject to seasonal factors, with stronger demand for our products during our fourth fiscal quarter ending October 31 (primarily as a result of customer budget cycles and our fiscal year-end initiatives) and weaker demand for our products during our first fiscal quarter ending January 31 (primarily as a result of the number of holidays in that quarter, our customers' development of annual capital budgets during that period and a general industry slowdown during that period). This historical seasonality trend in our business returned in fiscal 2004 and we presently expect it to exist in fiscal 2005. A more detailed description of the risks to our business related to seasonality, along with other risk factors associated with our business, can be found under the caption "Risk Factors."

        During fiscal 2004, we took several significant steps to further our strategic business initiative to be a global leader in communications network infrastructure solutions and services. First, we completed the acquisition of KRONE. Secondly, we completed the divestitures of our BroadAccess40™ business, Cuda cable modem termination system and FastFlow® Broadband Provisioning Manager businesses, Singl.eView® software business and announced the sale of our Metrica™ service assurance software business. The Metrica divestiture was completed shortly after the end of the fiscal year. These actions will enable us to focus on our strategy of providing products and services that connect every type of communications network over copper, fiber, coaxial and wireless media.

        As discussed under "Business," the KRONE acquisition has several significant strategic elements which we believe will benefit ADC in the long-term. Since the closing of the KRONE acquisition in May, we have been working diligently to integrate the operations of the two companies and execute on the opportunities that this acquisition provides.

        We intend to continue to explore additional product line or business acquisitions that are complimentary to our communications infrastructure business. We expect to fund any potential acquisition with existing cash resources, the issuance of shares of common or preferred stock, the issuance of debt or equity-linked securities or through some combination of these alternatives.

Results of Operations

        The following table contains information regarding the percentage of net sales of certain income and expense items from continuing operations for the three fiscal years ended October 31, 2004, 2003, and 2002 and the percentage changes in these income and expense items from year to year:

				Percentage Increase (Decrease) Between Periods
	Percentage of Net Sales
				2004 vs. 2003	2003 vs. 2002
	2004	2003	2002
Net sales	100.0%	100.0%	100.0%	33.1%	(28.1)%
Cost of sales	(61.5)	(64.9)	(80.1)	26.2	(41.7)

Gross profit	38.5	35.1	19.9	45.8	26.9
Operating expenses:
Research and development	(7.5)	(10.2)	(13.0)	(1.3)	(43.9)
Selling and administration	(26.3)	(27.2)	(30.7)	28.6	(36.2)
Impairment charges	(0.2)	(2.6)	(41.6)	(89.1)	(95.4)
Restructuring charges	(1.6)	(4.8)	(24.7)	(56.2)	(86.1)

Operating income (loss)	2.9	(9.7)	(90.1)	139.5	92.3
Other income (expense), net:
Interest income (expense), net	0.5	1.0	1.1	(39.3)	(29.1)
Other, net	0.8	0.5	(0.3)	141.4	231.8

Income (loss) before income taxes	4.2	(8.2)	(89.3)	169.3	93.5
(Provision) benefit for income taxes	(0.2)	0.9	(30.3)	(135.8)	(102.1)

Income (loss) from continuing operations	4.0%	(7.3)%	(119.6)%	173.5%	95.7%

        The table below sets forth our net sales from continuing operations for the three fiscal years ended October 31, 2004, for each of our reportable segments described under "Business" (in millions).

	2004		2003		2002
Operating Segment
	Net Sales	%	Net Sales	%	Net Sales	%
Broadband Infrastructure and Access	$601.7	76.7%	$426.0	72.3%	$630.3	76.9%
Professional Services	182.6	23.3	163.4	27.7	189.2	23.1

Total	$784.3	100.0%	$589.4	100.0%	$819.5	100.0%

Overview

        During fiscal 2004, we sold our BroadAccess40 business, the business related to our Cuda cable modem termination system product line and related FastFlow Broadband Provisioning Manager software and the business related to our Singl.eView product line. We also entered into an agreement to sell the business related to our Metrica service assurance software group. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", these businesses were classified as discontinued operations in fiscal 2004 and the financial results are reported separately as discontinued operations for all periods presented.

        On May 18, 2004, we completed the acquisition of KRONE, a global supplier of connectivity solutions and cabling products used in public access and enterprise networks, from GenTek, Inc. This acquisition increased our network infrastructure business and expanded our presence in the international marketplace. The results of KRONE subsequent to May 18, 2004 are included in our results of operations.

Net Sales

  Fiscal 2004 vs. Fiscal 2003

        Net sales were $784.3 million and $589.4 million for fiscal 2004 and 2003, respectively, which was a 33.1% increase. International net sales were 40.4% and 26.0% of our net sales in fiscal 2004 and 2003, respectively.

        During fiscal 2004, net sales of Broadband Infrastructure and Access products increased by 41.2% compared to fiscal 2003. Our Broadband Infrastructure and Access segment includes infrastructure (Connectivity) and access (Wireless and Wireline) products. The inclusion of sales by the KRONE Group beginning on May 18, 2004, accounts for 84.9% of the increase for fiscal 2004 with the remaining increase being accounted for primarily through increased sales of Connectivity and Wireless products.

        For fiscal 2004, sales of our Connectivity and Wireless increased 67.1% and 98.7%, respectively, compared to fiscal 2003. The inclusion of $149.2 million in sales by KRONE beginning on May 18, 2004, as well as fiber-to-the-X sales, accounted for 87.8% of the increase in Connectivity product sales for fiscal 2004. The remaining increase in Connectivity sales was attributable primarily to increased spending by our customers in the core central office space. Wireless sales increased primarily due to growing acceptance of our Digivance product.

        For fiscal 2004, net sales of our Wireline products decreased by 21.5% over the comparable 2003 period. The decrease in Wireline product sales was caused by a combination of decreased volumes and price reductions resulting from decreased demand for certain types of products within the industry generally and competitive pressures.

        Net sales of our Professional Services segment increased by 11.8% from $163.4 million in fiscal 2003 to $182.6 million in fiscal 2004. The inclusion of KRONE's professional services business ("KRONE Services") resulted in a $22.1 million increase in net sales in fiscal 2004. This increase, however, was partially offset by a 1.8% decline in sales of ADC's historical professional services. Excluding KRONE Services, a significant customer of our Professional Services segment represented 9.3% of revenue in fiscal 2004 compared to 25.4% in fiscal 2003. The decreased spending by this customer, however, was largely offset by market share gains with other customers.

  Fiscal 2003 vs. Fiscal 2002

        Net sales were $589.4 million and $819.5 million for fiscal 2003 and 2002, respectively, reflecting a 28.1% decrease. International net sales comprised 26.0% and 20.2% of our net sales in fiscal 2003 and 2002, respectively.

        The 28.1% decrease in net sales was attributable largely to lower volumes of products sold due to significant reductions in communication service provider capital budgets, as well as the lack of new network build-outs or significant expansions of existing networks.

Gross Profit

  Fiscal 2004 vs. Fiscal 2003

        Gross profit percentages were 38.5% and 35.1% during fiscal 2004 and 2003, respectively. The increase in gross profit percentage was due to a more favorable sales mix toward higher margin products and a reduction in our fixed costs of sales as a result of our restructuring activities.

        We also benefited from production efficiencies and reduced production costs resulting from more favorable supplier pricing derived from better purchasing power due to the KRONE acquisition and the outsourcing of portions of our manufacturing operations. We anticipate that our future gross profit percentage will vary based on many factors, including sales mix, competitive pricing, timing of new product introductions, timing of customer acceptance and collectibility of significant sales transactions and manufacturing volume.

  Fiscal 2003 vs. Fiscal 2002

        During fiscal 2003 and 2002, gross profit percentages were 35.1% and 19.9%, respectively. The increase in gross profit percentage was due to a more favorable sales mix toward higher margin connectivity products, our decision not to bid on low margin professional services projects and a reduction in our fixed costs of sales as a result of our restructuring activities.

Operating Expenses

  Fiscal 2004 vs. Fiscal 2003

        Total operating expenses for fiscal 2004 and 2003 were $279.4 million and $264.0 million, respectively. Included in these operating expenses were restructuring charges of $12.3 million and $28.1 million, respectively, and impairment charges of $1.7 million and $15.6 million, respectively. KRONE operating expenses were $47.7 million in fiscal 2004. Excluding KRONE, operating expenses decreased 12.2% in fiscal 2004. Although the largest factor in the decrease in operating expenses was the reduction in the amount of our restructuring and impairment charges, our operating expenses also declined due to the ongoing cost savings from our restructuring efforts.

        Research and development:    Research and development expenses were $59.1 million for fiscal 2004 compared to $59.9 million for fiscal 2003, which represents a decrease of 1.3%. KRONE represented 5.8% of the fiscal 2004 expense. We believe that, given the rapidly changing technological and competitive environment in the communications equipment industry, continued commitment to product development efforts will be required for us to remain competitive. Accordingly, we intend to continue to allocate substantial resources, as a percentage of net sales, to product development in each of our operating segments.

        Selling and administration:    Selling and administration expense increased 28.6% from $160.4 million in fiscal 2003 to $206.3 million in fiscal 2004. KRONE was 94.3% of the increase in fiscal 2004. The remaining increase is due to $3.8 million of KRONE integration costs and $6.6 million of increased incentive accruals, which were partially offset by $4.4 million of decreased occupancy costs resulting from ongoing restructuring.

        Note that in 2005 we expect to incur significant administrative expense associated with our efforts to comply with Section 404 of the Sarbanes-Oxley Act. This section of the Act will require us to conduct a thorough evaluation of our internal controls and we will be working with independent advisors in this process.

        Impairment charges:    Impairment charges represent a write-down of the carrying value of fixed assets to their estimated fair market value. These charges declined in fiscal 2004 compared to fiscal 2003 ($1.7 million compared to $15.6 million). In fiscal 2004, we recorded an impairment charge for a building included in assets held for sale when it was determined the carrying value exceeded market value. The fair market value was determined based on an examination of sales prices for similar properties.

        The fiscal 2003 impairment charges consisted solely of property and equipment impairments, which impacted both the Broadband Infrastructure and Access segment and the Professional Services segment, and were caused by our plan to dispose of excess equipment. The fair market value of this equipment was determined using external sources, primarily proceeds received from previous equipment sales or estimates of discounted cash flows.

        Restructuring charges:    Restructuring charges represent the direct costs of certain leased facilities and severance costs for workforce reductions. Our restructuring charges also declined significantly in fiscal 2004 compared to fiscal 2003 ($12.3 million compared to $28.1 million). The fiscal 2004 restructuring charges consisted of $9.7 million of employee severance for workforce reductions and $2.6 million of facility consolidation charges. The employee terminations affected both the Broadband Infrastructure and Access segment and the Professional Services segment.

        The $28.1 million of restructuring charges in fiscal 2003 related to our actions to downsize our business in response to declining sales. The fiscal 2003 restructuring charges include $24.0 million of employee severance and $4.1 million of facility consolidation charges.

        See Note 16 to the Consolidated Financial Statements in this prospectus for a further discussion of our impairment and restructuring charges.

  Fiscal 2003 vs. Fiscal 2002

        Total operating expenses for fiscal 2003 and 2002 were $264.0 million and $901.5 million, representing 44.8% and 110.0% of net sales, respectively. Included in these operating expenses were restructuring charges of $28.1 million and $202.0 million and impairment charges of $15.6 million and $341.1 million in fiscal 2003 and 2002, respectively. In addition to the lower aggregate amount of impairment, restructuring and other disposal charges in fiscal 2003, our operating expenses were lower primarily due to the ongoing cost savings from our restructuring efforts as well as the divestiture of certain product lines.

        Research and development:    Research and development expenses were $59.9 million for fiscal 2003, representing a 43.9% decrease from $106.8 million for fiscal 2002. This decrease reflected our efforts to control expenses.

        Selling and administration:    Selling and administration expenses were $160.4 million for fiscal 2003, representing a decrease of 36.2% from $251.6 million for fiscal 2002. This decrease reflects the benefits realized from our restructuring efforts. Also included in the fiscal 2003 and 2002 amounts were

$0.0 million and $(4.4) million, respectively, in selling and administration expenses (reversals) incurred to complete certain non-cancelable sales contracts and contract cancellation payments to customers as a result of our decision to exit certain product lines.

        Impairment charges:    Impairment charges decreased significantly in fiscal 2003 compared to fiscal 2002 ($15.6 million compared to $341.1 million). The fiscal 2003 impairment charges consisted solely of property and equipment impairments, which impacted both the Broadband Infrastructure and Access and Professional Services segments, and were caused by our plan to dispose of excess equipment. The fair market value of this equipment was determined using external sources, primarily proceeds received from previous equipment sales or estimates of discounted cash flows.

        The fiscal 2002 impairment charges related to the write-down of goodwill and fixed assets. The total goodwill write down was $130.3 million, of which $36.6 million related to our decision to exit the optical components product line, with the remainder resulting from our annual goodwill impairment analysis of our continuing businesses. The total fixed asset impairment charge was $210.8 million, of which $45.7 million related to our decision to sell our Glenrothes, Scotland manufacturing facility. The remaining charges are primarily related to our decision to exit our optical components and certain other product lines.

        Restructuring charges:    Restructuring charges were significantly different in fiscal 2003 than in fiscal 2002 ($28.1 million compared to $202.0 million). The $28.1 million of restructuring charges in fiscal 2003 related to our actions to further downsize our business in response to declining sales.

        The fiscal 2002 restructuring charges consisted principally of $153.6 million related to the consolidation of facilities and $45.1 million for employee severance costs related to our workforce reduction. Of the $153.6 million facilities consolidation costs, $84.3 million related to our decision to extend the lease on our headquarters facility. This charge represented the reduction in fair market value of the facility below the value we had guaranteed to the lessor.

  Interest

        The net interest income (expense) category represents net interest on cash and cash equivalents as well as debt.

        Interest income was $12.5 million, $9.7 million and $11.0 million in fiscal 2004, 2003 and 2002, respectively. Interest income increased in fiscal 2004 due to higher average cash balances maintained during the first half of fiscal 2004 and higher yields on our short-term investments. Interest income decreased in fiscal 2003 compared to fiscal 2002 primarily due to lower restricted cash balances, reduced interest-bearing customer receivables and lower yields on our short-term investments.

        Interest expense was $8.8 million, $3.6 million and $2.4 million in fiscal 2004, 2003 and 2002, respectively. Interest expense increased in fiscal 2004 due to inclusion of interest expense for the convertible notes for a full year. Interest expense increased in fiscal 2003 due to the $2.1 million of additional interest expense relating to the convertible notes we issued in June 2003, partially offset by a general decline in interest rates. See "Liquidity and Capital Resources" below for a discussion of cash and debt levels.

  Write-down, sale or conversion of investments

        During fiscal 2004 and 2003, we sold common stock of certain companies in our portfolio and two investments in non-publicly traded securities for an aggregate gain of $4.8 million and $0.9 million, respectively.

        During fiscal 2002, we sold common stock of certain companies in our investment portfolio and settled related hedging arrangements for a gain of $67.6 million. These gains were offset by non-cash write-downs in the amount of $5.7 million for our marketable securities investments, and $45.2 million for our non-marketable securities.

  Acquisitions

        On May 18, 2004, we completed the acquisition of KRONE from GenTek, Inc. This acquisition increased our network infrastructure business and expanded our presence in the international marketplace. The results of KRONE subsequent to May 18, 2004 are included in our results of operations.

        In this transaction, we acquired all of the outstanding capital stock of KRONE in exchange for cash paid of $294.4 million in cash (net of cash acquired) and assumed certain liabilities of KRONE. We acquired $78.1 million of intangible assets (see Note 7 to the Consolidated Financial Statements in this prospectus for further discussion of intangible assets). No amounts were allocated to in-process research and development, because KRONE did not have any new products in development at the time of the acquisition. Goodwill of $180.1 million was recorded in the transaction and assigned to our Broadband Infrastructure and Access segment. Substantially all of this goodwill is not deductible for tax purposes.

        No businesses were acquired during fiscal 2003 or fiscal 2002.

  Discontinued operations

  BroadAccess40

        During the first quarter of fiscal 2004, we entered into an agreement to sell our BroadAccess40 business, which was included in our Broadband Infrastructure and Access segment. This transaction closed on February 24, 2004. We recorded the loss on the sale of the business of $3.8 million based on the value of the business' assets and liabilities as of January 31, 2004. Subsequent to January 31, 2004, adjustments of $3.0 million were made to increase the loss recorded.

        The purchasers of the BroadAccess40 business acquired all of the capital stock of our subsidiary that operated this business and assumed substantially all liabilities associated with this business, with the exception of a $7.5 million note payable that was paid in full by us prior to the closing of the transaction. The purchasers issued a promissory note to us for $3.8 million that is payable within two years of the closing.

  Cuda/FastFlow

        During the third quarter of fiscal 2004, we entered into an agreement to sell the business related to our Cuda cable modem termination system product line and related FastFlow Broadband Provisioning Manager software, to BigBand Networks, Inc ("BigBand"). In consideration for this sale, we were issued a non-voting minority interest in BigBand, which was accounted for under the cost method and has a nominal value. We also provided BigBand with a non-revolving credit facility of up to $12.0 million with a term of three years. This transaction closed on June 29, 2004. As of October 31, 2004, $7.0 million was drawn on the credit facility. We classified this business as a discontinued operation beginning in the third quarter of fiscal 2004, and recorded a loss on sale of $2.6 million. In the fourth quarter, adjustments of $2.3 million were made to increase the total loss to $4.9 million.

  Singl.eView

        During the third quarter of fiscal 2004, we entered into an agreement to sell the business related to our Singl.eView product line to Intec Telecom Systems PLC for a cash purchase price of $74.5 million, subject to purchase price adjustments. This business had been included in our Professional Services segment. We also agreed to provide Intec with a $6.0 million non-revolving credit facility with a term of 18 months. As of October 31, 2004, $4.0 million was drawn on the credit facility. The transaction closed on August 27, 2004. We classified this business as a discontinued operation in the third quarter of fiscal 2004. In the fourth quarter of fiscal 2004, we recognized a gain on sale of $61.7 million.

  Metrica

        During the fourth quarter of fiscal 2004, we entered into an agreement to sell the business related to our Metrica service assurance software group to WatchMark Corporation ("WatchMark") for a cash purchase price of $35 million, subject to purchase price adjustments, and a $3.9 million equity interest in WatchMark. The equity interest constitutes less than a five percent ownership in WatchMark. This business had been included in our Professional Services segment. We classified this business as a discontinued operation in the fourth quarter of fiscal 2004. The transaction closed on November 19, 2004, and will result in a gain in the first quarter of fiscal 2005.

        No businesses were discontinued during fiscal 2003 or fiscal 2002.

  Patent infringement settlement

        During fiscal 2002, we recognized a $26.2 million gain from the settlement of a patent infringement lawsuit we brought against a competitor.

  Other, net

        Other, net primarily represents the gain or loss on foreign currency exchange transactions, investment gains or losses, loss on sale-leaseback transactions and investment writedowns. Other net income (expense) was $10.7 million, $9.0 million and $6.4 million in fiscal 2004, 2003 and 2002, respectively.

Income Taxes

  Fiscal 2004 vs. Fiscal 2003 vs. Fiscal 2002

        Note 10 to the Consolidated Financial Statements in this prospectus describes the items which have impacted our effective income tax rate for fiscal 2004, 2003 and 2002. Significant items include the deductibility of impairment charges and expiration of foreign tax credit carryovers.

        In addition, as a result of our cumulative losses in fiscal 2001 and 2002 and the full utilization of our loss carryback potential, we concluded during the third quarter of fiscal 2002 that a full valuation allowance against our net deferred tax assets was appropriate. Since the third quarter of fiscal 2002, we have continued to provide a nearly full valuation allowance against our net deferred tax assets. See Note 10 to the Consolidated Financial Statements in this prospectus for further information regarding the valuation allowance.

        We recorded an income tax provision totaling $1.9 million for fiscal 2004 primarily attributable to our foreign operations. The income tax provision attributable to our U.S. operations is minimal since the tax on this income is offset with the realization of deferred tax assets, which have a full valuation allowance.

        In fiscal 2003, we recorded an income tax benefit totaling $5.3 million. This benefit is primarily attributable to the reversal of accrued income tax liabilities resulting from the finalization of federal, state and foreign income tax examinations.

Income (Loss) from Continuing Operations

        Income from continuing operations was $31.3 million (or $0.04 per diluted share) for fiscal 2004, compared to loss from continuing operations of $42.6 million (or $0.06 per diluted share) for fiscal 2003. Loss from continuing operations was $980.2 million (or $1.23 per diluted share) for fiscal 2002.

Segment Disclosures

  Broadband Infrastructure and Access Segment

        Detailed information regarding our Broadband Infrastructure and Access segment is provided in the following table:

	(Dollars in millions) For the years ended October 31,
	2004	2003	2002
Operating income (loss)(1)	$83.1	$22.6	$(130.4)
Depreciation and amortization	11.4	5.8	9.7
Capital expenditures	4.3	0.8	8.2
	At October 31,
	2004	2003	2002
Assets	$327.2	$224.3	$247.2

(1)
Operating loss excludes certain charges and expenses not allocated to the segments as described in Note 15 to the Consolidated Financial Statements in this prospectus.

        During fiscal 2004, operating income for the Broadband Infrastructure and Access segment increased by 267.7% to $83.1 million compared to $22.6 million in fiscal 2003. The inclusion of operating income by KRONE beginning on May 18, 2004, accounts for 23.3% of the increase in operating income for fiscal 2004. The remaining increase in operating income for the Broadband Infrastructure and Access segment resulted from increased Connectivity sales which was attributable primarily to increased sales to our customers for products used in the core central office space and fiber-to-the-X networks.

        During fiscal 2003, operating income for the Broadband Infrastructure and Access segment was $22.6 million, a $153.0 million, or 117.3%, increase over operating loss of $130.4 million incurred during fiscal 2002. This improvement was primarily due to a significant reduction in the amount of our restructuring and impairment charges, the ongoing cost savings from our restructuring efforts and the divestiture of certain product lines. While sales decreased, margins increased due to a shift in product sales mix to higher margin products. We also benefited from production efficiencies and related production cost declines resulting from our decision to outsource portions of our manufacturing operations.

        Depreciation and amortization increased $5.6 million, or 96.6%, and decreased $3.9 million, or 40.2%, in fiscal 2004 and 2003, respectively. The increase in fiscal 2004 is attributable to our acquisition of KRONE. The decrease in fiscal 2003 is the result of our restructuring efforts, which led to a reduction in our property, plant and equipment balances.

        Capital expenditures increased $3.5 million, or 437.5%, and decreased $7.4 million, or 90.2%, in fiscal 2004 and 2003, respectively. The increase in fiscal 2004 was the result of our growth. The decrease in fiscal 2003 was a result of our company-wide efforts to limit capital expenditures in light of the industry downturn.

  Professional Services Segment

        Detailed information regarding our Professional Services segment is provided in the following table:

	(Dollars in millions) For the years ended October 31,
	2004	2003	2002
Operating loss(1)	$(2.3)	$(0.5)	$(28.6)
Depreciation and amortization	2.8	2.9	4.3
Capital expenditures	6.0	0.9	4.4
	At October 31,
	2004	2003	2002
Assets	$75.4	$89.9	$78.1

(1)
Operating loss excludes certain charges and expenses not allocated to the segments as described in Note 15 to the Consolidated Financial Statements in this prospectus.

        During fiscal 2004, the operating loss of the Professional Services segment increased $1.8 million compared to 2003. The addition of KRONE was offset by reductions in customer spending.

        During fiscal 2003, operating loss for the Professional Services segment decreased $28.1 million compared to fiscal 2002. The decrease in operating loss was primarily due to cost savings achieved as a result of our restructuring initiatives in fiscal 2003.

        Depreciation and amortization decreased by $0.1 million in fiscal 2004 compared to fiscal 2003, and decreased by $1.4 million in fiscal 2003, compared to fiscal 2002. The fiscal 2003 decrease is the result of our restructuring efforts, which reduced the amount of property plant and equipment.

        Capital expenditures increased $5.1 million, or 566.7%, and decreased $3.5 million, or 79.5%, in fiscal 2004 and 2003, respectively. The increase in fiscal 2004 was the result of our growth. The decrease in fiscal 2003 was a result of our company-wide efforts to limit capital expenditures in light of the industry downturn.

Application of Critical Accounting Policies and Estimates

        The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in our Consolidated Financial Statements and accompanying notes. Note 1 to the Consolidated Financial Statements in this prospectus describes the significant accounting policies and methods used in preparing the Consolidated Financial Statements. We consider the accounting policies described below to be our most critical accounting policies because these policies are impacted significantly by estimates we make. We base our estimates on historical experience or various assumptions that we believe to be reasonable under the circumstances, and the results form the basis for making judgments about the reported values of assets, liabilities, revenues and expenses. Actual results may materially differ from these estimates.

        Inventories:    We state our inventories at the lower of first-in, first-out cost or market. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements compared with current or committed inventory levels. Our reserve requirements generally increase as our projected demand requirements decrease due to market conditions, technological and product life cycle changes as well as longer than previously expected usage periods for previously sold equipment. We have experienced significant changes in required reserves in recent periods due primarily to adverse market conditions. It is possible that significant increases in inventory reserves may be required in the future if there is a further decline in market conditions. Alternatively, if we are able to sell previously reserved inventory, we will find it necessary to reverse a portion of the reserves. Changes in inventory reserves are recorded as a component of cost of sales. As of October 31, 2004 and 2003, we had $42.0 million and $32.2 million, respectively, reserved against our inventories, which represents 30.0% and 36.1%, respectively, of total inventory on-hand.

        Restructuring Accrual:    During fiscal 2004 and 2003, we recorded restructuring charges representing the direct costs of exiting leased facilities and employee severance costs. Prior to January 1, 2003, such charges were established in accordance with EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." On January 1, 2003, we adopted SFAS No. 146 and recorded restructuring charges based on that standard. Restructuring charges represent our best estimate of our liability at the date the charges were taken. Significant judgment is required in estimating the costs of leased facilities. For example, in estimating the restructuring costs for leased facilities, we make certain assumptions with respect to when a facility will be subleased and the amount of sublease income. Adjustments for changes in assumptions are recorded as a component of operating expenses in the period they become known. Changes in assumptions could have a material effect on our restructuring accrual as well as our consolidated results of operations.

        Revenue Recognition:    We recognize revenue, net of discounts, when persuasive evidence of a final agreement exists, delivery has occurred, the selling price is fixed or determinable and collectibility is reasonably assured.

        Revenue from product sales is generally recognized upon shipment of the product to the customer in accordance with the terms of the sales agreement. Revenue from services consists of fees for systems requirements, system design and analysis, customization and installation services, ongoing system management, system enhancements and maintenance. We primarily apply the percentage-of-completion method to these contracts for revenue recognition.

        The assessment of collectibility is particularly critical in determining whether revenue should be recognized in the current market environment. As part of the revenue recognition process, we determine whether trade and notes receivable are reasonably assured of collection based on various factors, including an evaluation of whether there has been deterioration in the credit quality of our customers, which could result in us being unable to collect or sell the receivables. In situations where it is unclear whether we will be able to sell or collect the receivable, revenue and related costs are deferred. Costs are recognized when it has been determined that the collection of the receivable is unlikely.

        We record provisions against our gross revenue for estimated product returns and allowances in the period when the related revenue is recorded. These estimates are based on factors that include, but are not limited to, historical sales returns, analyses of credit memo activities, current economic trends and changes in our customers' demand. Should our actual product returns and allowances exceed our estimates, additional reductions to our revenue would result.

        Allowance for Uncollectible Accounts:    We are required to estimate the collectibility of our trade receivables and notes receivable. A considerable amount of judgment is required in assessing the realization of these receivables including the current creditworthiness of each customer and related aging of the past due balances. In order to assess the collectibility of these receivables, we perform ongoing credit evaluations of our customers' financial condition. Through these evaluations we may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The reserve requirements are based on the best facts available to us and are reevaluated and adjusted as additional information is received.

Our reserves are also based on amounts determined by using percentages applied to certain aged receivable categories. These percentages are determined by a variety of factors including, but are not limited to, current economic trends, historical payment and bad debt write-off experience. Significant increases may occur in the future due to deteriorating market conditions. We are not able to predict changes in the financial condition of our customers and if circumstances related to our customers deteriorate, our estimates of the recoverability of our receivables could be materially affected and we may be required to record additional allowances. Alternatively, if we provided more allowances than are ultimately required, we will reverse a portion of such provisions in future periods based on our actual collection experience. Changes in the allowance are recorded as a component of operating expenses. As of October 31, 2004 and 2003, we had $15.9 million and $20.4 million, respectively, reserved against our accounts receivable, which represents 9.1% and 19.4%, respectively, of total accounts receivable. The decrease in allowance for uncollectible accounts from 2003 to 2004 is due to improved collections.

        Warranty:    We provide reserves for the estimated cost of warranties at the time revenue is recognized. We estimate the costs of our warranty obligations based on our warranty policy or applicable contractual warranty, our historical experience of known product failure rates, and use of materials and service delivery costs incurred in correcting product failures. In addition, from time to time, specific warranty accruals may be made if unforeseen technical problems arise. Should our actual experience relative to these factors differ from our estimates, we will be required to record additional warranty reserves. Alternatively, if we provide more reserves than we need, we will reverse a portion of such provisions in future periods. Changes in warranty reserves are recorded as a component of cost of sales. As of October 31, 2004 and 2003, we reserved $14.4 and $10.4 million, respectively, related to future estimated warranty costs.

        Income Taxes and Deferred Taxes:    We currently have significant deferred tax assets (primarily in the United States) as a result of net operating loss carryforwards, tax credit carryforwards and temporary differences between taxable income on our income tax returns and income before income taxes under U.S. generally accepted accounting principles. A deferred tax asset generally represents future tax benefits to be received when these carryforwards can be applied against future taxable income or when expenses previously reported in our financial statements become deductible for income tax purposes.

        In the third quarter of fiscal 2002, we recorded a full valuation allowance against our net deferred tax assets because we concluded that it was more likely than not that we would not realize these assets. Our decision was based on the cumulative losses we had incurred to that point as well as the full utilization of our loss carryback potential. From the third quarter of fiscal 2002 to date, we have maintained our policy of providing a nearly full valuation allowance against all future tax benefits produced by our operating results. We expect to continue to provide a nearly full allowance on any future tax benefits until we can sustain a level of profitability that demonstrates our ability to utilize these assets.

        As of October 31, 2004, our net deferred tax assets were $1,067.4 million with a related valuation allowance of $1,068.9 million. As of October 31, 2003, our net deferred tax assets were $751.0 million with a related valuation allowance of $751.0 million. See Note 10 to the Consolidated Financial Statements in this prospectus for further discussion of the accounting treatment for income taxes.

        Litigation Reserves:    As of October 31, 2004 and 2003, we had recorded approximately $5.2 million and $9.1 million, in loss reserves for pending litigation. This reserve was based on the application of SFAS No. 5, "Accounting for Contingencies," which requires us to record a reserve if we believe an adverse outcome is probable and the amount of the probable loss is capable of reasonable estimation. As explained in Note 14 to the Consolidated Financial Statements, and under "Legal Proceedings," we are a party to numerous lawsuits, proceedings and claims. Litigation by its nature is uncertain and the determination of whether any particular case involves a probable loss or the amount thereof requires the exercise of considerable judgment, which is applied as of a certain date. The required reserves may change in the future due to new matters, developments in existing matters or if we determine to change our strategy with respect to any particular matter.

        Pensions:    We acquired KRONE, which maintains a defined benefit pension for a portion of its German workforce. A participating individual's post-retirement pension benefit is based primarily on the individual's years of service and earnings. The plan is accounted for in accordance with SFAS 87, which requires that amounts recognized in the financial statements be determined on an actuarial basis. That measurement includes estimates relating to the discount rate used to measure plan liabilities. The discount rate reflects the current rate at which the pension liability could effectively be settled at the end of the year. In estimating this discount rate, we considered rates of return on high-grade fixed-income investments with similar duration to the plan liability. We used a discount rate of 5.25% at October 31, 2004. A quarter percentage point increase (decrease) in the assumed discount rate would increase (decrease) the postretirement benefit obligation by $1.9 million and $(1.9) million, respectively.

Recently Issued Accounting Pronouncements

        In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", which requires companies to consolidate certain types of variable interest entities. A variable interest entity is an entity that has inadequate invested equity at risk to meet expected future losses, or whose holders of the equity investments lack any of the following three characteristics: (i) the ability to make decisions about the entity's activities; (ii) the obligation to absorb the entity's losses if they occur; or (iii) the right to receive the entity's future returns if they occur. FIN 46 is applicable immediately for variable interest entities created after January 31, 2003. For variable interest entities created before February 1, 2003, the provisions of the interpretation are effective for financial statements issued for the first period ending after December 15, 2003, or March 15, 2004, depending on the nature of the variable interest entity. The adoption of this interpretation did not have a material impact on our consolidated financial position or results of operations.

        In December 2004, the FASB issued SFAS 123R, "Share-Based Payment: an amendment of FASB Statements No. 123 and 95", which requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. The provisions of the interpretation are effective for financial statements issued for periods that begin after June 15, 2005, which will be our fourth quarter beginning August 1, 2005. We will use the modified prospective transition method. Under the modified prospective method, awards that are granted, modified or settled after the date of adoption will be measured and accounted for in accordance with SFAS 123R. Compensation cost for awards granted prior to, but not vested, as of the date SFAS 123R is adopted would be based on the grant date, fair value and attributes originally used to value those awards.

        We expect the adoption of this standard will reduce fourth quarter 2005 net income by approximately $9.2 million. This estimate is based on the number of options currently outstanding and exercisable and could change based on the number of options granted or forfeited in fiscal 2005.

Liquidity and Capital Resources

  Cash

        Cash and cash equivalents, consisting primarily of short-term money market instruments with maturities of three months or less, had a balance of $494.3 million at October 31, 2004, which is a decrease of $224.4 million compared to October 31, 2003. The major uses of cash during fiscal 2004 were $295.2 million of acquisition costs primarily related to KRONE. This use of cash was partially offset by $74.5 million proceeds for the sale of Singl.eView product line.

        As of October 31, 2004, we had restricted cash of $21.9 million compared to $15.6 million of restricted cash as of October 31, 2003, an increase of $6.3 million. Our restricted cash increased due to the additions of KRONE balances and the statutory requirements related to a tender offer for a portion of a minority ownership interest. Restricted cash represents cash pledged to various financial institutions to secure certain of our obligations, and is not available to us for working capital. The majority of our restricted cash represents collateral for letters of credit and lease obligations. Restricted cash is expected to become available to us upon satisfaction of the obligations pursuant to which the letters of credit or guarantees were issued. We are entitled to the interest earnings on our restricted cash balances.

        Cash and cash equivalents were $718.7 million as of October 31, 2003, which was an increase of $441.0 million compared to October 31, 2002. The major sources of cash during fiscal 2003 were $142.7 million in income tax refunds and the net proceeds of $355.5 million from our convertible note offering completed on June 4, 2003. These cash inflows were partially offset by $67.6 million of net property, plant and equipment additions.

  Finance-Related Transactions

        On June 4, 2003, we issued $400.0 million of convertible unsecured subordinated notes in two separate transactions pursuant to Rule 144A under the Securities Act of 1933. This issuance was made through an initial offering of $350.0 million of convertible notes on May 29, 2003, and the subsequent exercise in full by the underwriters of such offering of their option to purchase an additional $50.0 million of convertible notes. The net proceeds to us from this offering were $355.5 million after underwriting discounts of $10.0 million and the net payment for the purchased call options and warrant transactions described below. In the first transaction, we issued $200.0 million of 1.0% fixed rate convertible unsecured subordinated notes that mature on June 15, 2008. In the second transaction, we issued $200.0 million of convertible unsecured subordinated notes that have a variable interest rate and mature on June 15, 2013. The interest rate for the variable rate notes is equal to 6-month LIBOR plus 0.375%. The interest rate for the variable rate notes will be reset on each semi-annual interest payment date, which are June 15 and December 15 of each year beginning on December 15, 2003, for both the fixed and variable rate notes. The interest rate on the variable rate notes was 1.605% and 2.235% for the periods ending June 15 and December 15, 2004, respectively. The interest rate on the variable rate notes is 3.065% for the current period ending June 15, 2005. The holders of both the fixed and variable rate notes may convert all or some of their notes into shares of our common stock at any time prior to maturity at a conversion price of $4.013 per share. We may not redeem the fixed rate notes prior to their maturity date. We may redeem any or all of the variable rate notes at any time on or after June 23, 2008.

        Concurrent with the issuance of the fixed and variable rate notes, we purchased five and ten-year call options on our common stock to reduce the potential dilution from conversion of the notes. Under the terms of these call options, which become exercisable upon conversion of the notes, we have the right to purchase from the counterparty at a purchase price of $4.013 per share the aggregate number of shares that we are obligated to issue upon conversion of the fixed and variable rate notes, which is a maximum of 99.7 million shares. We also have the option to settle the call options with the counterparty through net a share settlement or cash settlements, either of which would be based on the extent to which the then-current market price of our common stock exceeds $4.013 per share. The total cost of all the call options was $137.3 million, which is recorded in shareowners' investment. The cost of the call options was partially offset by the sale of warrants to acquire shares of our common stock with terms of five and ten years to the same counterparty with whom we entered into the call options. The warrants are exercisable for an aggregate of 99.7 million shares at an exercise price of $5.28 per share. The warrants become exercisable upon conversion of the notes, and may be settled, at our option, either through a net share settlement or a net cash settlement, either of which would be based on the extent which the then-current market price of our common stock exceeds $5.28 per share. The gross proceeds from the sale of the warrants were $102.8 million, which was recognized in shareowners' investment. The call options and the warrants are subject to early expiration upon conversion of the notes. The net effect of the call options and the warrants is to either reduce the potential dilution from the conversion of the notes (if we elect net share settlement) or to increase the net cash proceeds of the offering (if we elect net cash settlement) if the notes are converted at a time when the current market price of our common stock is greater than $4.013 per share.

        We have used and plan to use the cash proceeds from this offering for general corporate purposes and strategic opportunities, including financing for possible acquisitions or investments in complementary businesses, technologies or products.

        We were party to an operating lease agreement related to our headquarters facility in Eden Prairie, Minnesota. This lease was set to expire in October of fiscal 2006. This operating lease, which is sometimes referred to as a "synthetic lease," contained a minimum residual value guarantee at the end of the lease term, and also gave us a purchase option at the end of the lease term. During the third quarter of fiscal 2003, we purchased this property for an aggregate purchase price of $46.8 million. The entire purchase price was paid out of restricted cash.

        In addition, during fiscal 2003, we purchased a total of four other properties that we leased under synthetic leases. Two properties were purchased for $55.9 million and the remaining two were purchased for $45.5 million. All of the properties were purchased using restricted cash previously pledged to secure the lease obligations. The two properties that were purchased for $55.9 million were recorded at their fair market value of $15.7 million, which resulted in a $5.2 million impairment charge and a $35.0 million reduction in our restructuring accrual as we previously recognized this loss in a prior fiscal year. These two properties were sold in fiscal 2004. The remaining two properties that were purchased for $45.5 million were immediately sold for total proceeds of $15.3 million, which was available to us as unrestricted cash. The difference between the purchase price for these two properties of $45.5 million and the sale price of $15.3 million reduced our restructuring accrual.

  Vendor Financing

        We have worked with customers and third-party financiers to find a means of financing projects by negotiating financing arrangements. As of October 31, 2004, 2003 and 2002, we had commitments to extend credit of $17.7 million, $26.5 million and $58.0 million for such arrangements, respectively. The total amount drawn and outstanding under the commitments was approximately $17.7 million, $23.2 million and $20.9 million, respectively, as of October 31, 2004, 2003 and 2002. The commitments to extend credit are conditional agreements generally having fixed expiration or termination dates and specific interest rates, conditions and purposes. These commitments may expire without being drawn. We regularly review all outstanding commitments, and the results of these reviews are considered in assessing the overall risk for possible credit losses. At October 31, 2004, we have recorded approximately $17.5 million in loss reserves in the event of non-performance related to these financing arrangements.

        In connection with the sale of a participation interest in a customer note receivable for $14.5 million, we guaranteed the payment obligation of the customer to the purchaser of the participation interest. During fiscal 2003, the underlying customer defaulted on the note receivable. Therefore, we were required to pay the purchaser of the participation interest $14.5 million, which was the outstanding principal and interest on the note receivable at the time the customer defaulted. Of the $14.5 million payment, we used $14.3 million from our restricted cash that was previously pledged to secure our guarantee with the remainder being paid from unrestricted cash. This note receivable was fully reserved for as part our allowance for doubtful accounts.

  Working Capital and Liquidity Outlook

        Our main source of liquidity continues to be our unrestricted cash on hand. We believe that our current unrestricted cash on hand should be adequate to fund our working capital requirements, planned capital expenditures and restructuring costs through fiscal 2005. If we are able to maintain break-even or positive cash flow from operations, our existing cash should be adequate to fund such expenditures for several years.

        We believe that our entire restructuring accrual of $38.4 million as of October 31, 2004, will have to be paid from our unrestricted cash (shown as cash and cash equivalents on our balance sheet) as follows:

  •
  $9.7 million for employee severance will be paid in fiscal 2005;

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  $9.1 million for facilities consolidation costs, which relate principally to excess leased facilities, will be paid in fiscal 2005; and

  •
  the remainder of $19.6 million, which also relates to excess leased facilities, will be paid over the respective lease terms ending through 2015.

        We also believe that our unrestricted cash on hand will also enable us to pursue strategic opportunities, including possible product line or business acquisitions. However, if the cost of one or more acquisition opportunities exceeds our existing capital resources, additional sources of capital may be required. We do not currently have any committed lines of credit or other available credit facilities, and it is uncertain whether such facilities could be obtained in sufficient amounts or on acceptable terms. Any plan to raise additional capital may involve an equity-based or equity-linked financing, such as another issuance of convertible debt or the issuance of common stock, preferred stock or warrants to purchase stock, any of which would be dilutive to existing shareholders.

  Contractual Obligations and Commercial Commitments

        As of October 31, 2004, the following table summarizes our commitments (in millions) to make long-term debt and lease payments and certain other contractual obligations.

	Payments Due by Period
Category	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-Term Debt Obligations	$400.0	$—	$—	$200.0	$200.0
Operating Lease Obligations	103.8	24.9	34.6	18.0	26.3
Purchase Obligations(1)	5.8	4.6	1.2	—	—
Minimum Pension Obligations	62.8	3.5	7.3	7.6	44.4

Total	$572.4	$33.0	$43.1	$225.6	$270.7

(1)
Amounts represent non-cancelable commitments to purchase goods and services, including items such as inventory and information technology support.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to market risk from changes in security prices, foreign currency exchange rates and interest rates. Market fluctuations could affect our results of operations and financial condition adversely. We, at times, reduce this risk through the use of derivative financial instruments. We do not enter into derivative financial instruments for the purpose of speculation.

        We are exposed to interest rate risk as a result of issuing $200.0 million of convertible unsecured subordinated notes on June 4, 2003, that have a variable interest rate. The interest rate on these notes is equal to 6-month LIBOR plus 0.375%. The interest rate on these notes is reset semiannually on each interest payment date, which is June 15 and December 15 of each year until their maturity in fiscal 2013. The interest rate for the six-month period ending December 15, 2004 was 2.235%. The interest rate on the variable rate notes is 3.065% for the current six-month period ending June 15, 2005. Assuming interest rates rise an additional 1%, 5% and 10%, our annual interest expense would increase by $2.0 million, $10.0 million and $20.0 million, respectively.

        We offer a non-qualified 401(k) excess plan to allow certain executives to defer earnings in excess of the annual individual contribution and compensation limits on 401(k) plans imposed by the U.S. Internal Revenue Code. Under this plan, the salary deferrals and our matching contributions are not placed in a separate fund or trust account. Rather, the deferrals represent our unsecured general obligation to pay the balance owing to the executives upon termination of their employment. In addition, the executives are able to elect to have their account balances indexed to a variety of diversified mutual funds (stock, bond and balanced), as well as to our common stock. Accordingly, our outstanding deferred compensation obligation under this plan is subject to market risk. As of October 31, 2004, our outstanding deferred compensation obligation related to the 401(k) excess plan was $4.8 million, of which approximately $0.9 million was indexed to ADC common stock. Assuming a 20%, 50% or 100% aggregate increase in the value of the investment alternatives to which the account balances may be indexed, our outstanding deferred compensation obligation would increase by $1.0 million, $2.4 million and $4.8 million, respectively, and we would incur an expense of a like amount.

        We also are exposed to market risk from changes in foreign currency exchange rates. Our primary risk is the effect of foreign exchange rate fluctuations on the U.S. dollar value of foreign currency denominated operating revenues and expenses. Our largest exposure comes from the euro. The result of a 10% strengthening in the U.S. dollar to our euro denominated revenues and expenses would result in a decrease of operating income of $0.4 million for the year ended October 31, 2004. We are also exposed to foreign currency exposure as a result of changes in intercompany balance sheet balances and other balance sheet items. At October 31, 2004, we did not hedge any foreign currency exposures; however, from time to time we may implement certain risk management strategies that include the use of derivative instruments. These strategies include:

  •
  The use of foreign currency forwards and options to hedge a portion of anticipated future sales denominated in foreign currencies, principally the euro, British pound and Australian dollar, in order to offset the effect of changes in exchange rates.

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  The use of foreign currency forwards and options to hedge certain foreign currency denominated intercompany receivables, primarily in the euro, British pound, Australian dollar and Canadian dollar, to offset the effect on earnings of changes in exchange rates until these receivables are collected.

        See Note 1 to the Consolidated Financial Statements for information about our foreign currency exchange hedging program.

BUSINESS

        ADC Telecommunications, Inc. ("we", "us" or "ADC") was incorporated in Minnesota in 1953 as Magnetic Controls Company. We adopted our current name in 1985. Our World Headquarters is located at 13625 Technology Drive in Eden Prairie, Minnesota.

        We are a leading global supplier of communications infrastructure solutions and services. Our products and services connect every type of communications network over copper, fiber, coaxial and wireless media and enable high-speed Internet, data, video and voice services to residences, businesses and mobile communications subscribers. These products and services include fiber optic, copper and coaxial based frames, cabinets, cables, connectors, cards and other physical components essential to enable the delivery of communications for wireline, wireless, cable, broadcast and enterprise networks. Our products also include network access devices such as high-bit-rate digital subscriber line and wireless coverage solutions. We also design, equip and build networks through the provision of professional services, which compliments our hardware business by planning, deploying and maintaining communications networks.

        Our customers include local and long-distance telephone companies, private enterprise networks, cable television operators, wireless service providers, new competitive service providers, broadcasters, governments, system integrators and communications equipment manufacturers and distributors. We offer broadband connectivity systems, enterprise systems, wireless transport and coverage optimization systems, business access systems and professional services to our customers through the following two segments of product and service offerings:

  •
  Broadband Infrastructure and Access; and

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  Professional Services (previously known as Integrated Solutions).

        Our Broadband Infrastructure and Access business provides network infrastructure products for wireline, wireless, cable, broadcast and enterprise network applications for the communications industry. These products consist of:

  •
  connectivity systems and components that provide the infrastructure to networks to connect Internet, data, video and voice services over copper, coaxial and fiber-optic cables, and

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  access systems used in the last mile/kilometer of wireline and wireless networks to deliver high-speed Internet, data and voice services.

        Our Professional Services business provides integration services for broadband, multiservice communications over wireline, wireless cable and enterprise networks. Professional services are used to plan, deploy and maintain communications networks that deliver Internet, data, video and voice services.

        Our corporate website address is www.adc.com. In the "Financial Information" category of the Investor Relations section of our website we make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports available free of charge as soon as reasonably practicable after such reports are filed with or furnished to the United Sates Securities and Exchange Commission (the "SEC"). The "Corporate Governance" category of the Investor Relations section of our website also contains free copies of our Financial Code of Ethics, our Principles of Corporate Governance, our Global Business Conduct Program, our Articles of Incorporation and Bylaws and the charter of each committee of our Board of Directors. Each of the above referenced documents can also be obtained free of charge (other than a reasonable charge for duplicating exhibits to our reports on Forms 10-K, 10-Q or 8-K) in print by any shareowner who requests them from our investor relations department. The investor relations department's email address is investor@adc.com and its mail address is: Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101.

Industry Background

        Our products and services are deployed primarily by communications service providers and the owners/operators of private enterprise networks. The competition in our industry has been extremely intense during the downturn in the communications industry that has taken place throughout the past four years. During this time period, communication service providers have engaged in fierce competition to obtain and retain customers and have cut back on capital spending levels significantly. In turn, this has led to fierce competition among vendors of communications equipment and related services to protect their market shares and placed significant pressure on the prices at which companies like ours are able to sell their products and services.

        In this type of business environment, we believe those equipment providers who provide products and services that permit network operators and communications service providers to operate more efficiently and at a lower cost while meeting the changing demands of end users will be in the best position to win market share and grow their businesses. Specifically, we believe the market for communications services continues to evolve as a result of two key factors where:

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  businesses and consumers worldwide are becoming increasingly dependent on broadband, multiservice communications networks to conduct daily communications tasks; and

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  end users of communications services expect to do business with service providers or develop their own networks that can provide all of their communications needs over a single network connection at a low, often flat-rate price.

        We believe these two factors are the primary drivers behind industry change; however, other factors such as regulatory changes and industry consolidation among our customers and competitors also will likely impact the competitive landscape of our industry significantly. People and businesses increasingly are accessing the Internet and using Web-based software applications through broadband connections. The growing popularity of applications such as digital video and audio programs, wireless Internet access, video conferencing from personal computers, video e-mail, video on demand, interactive entertainment and gaming, distance learning, telemedicine and high-speed imaging is further increasing the need for broadband network infrastructure. In addition, we believe both public networks operated by communications service providers and private enterprise networks are evolving to provide combinations of Internet, data, video and voice services that can be offered over the same high-speed network connection as opposed to each service being conducted over a separate connection. We believe the competition among service providers to retain new customers over these more fully integrated networks is causing services to be offered more frequently at low, flat-rate prices as opposed to prices based on metered usage.

        Ultimately, we believe the demand for greater levels of communications network capacity provided in low priced, "bundled" services will create new opportunities to develop and market infrastructure elements that will allow networks to provide more robust services while operating more efficiently. We believe this will be especially true in the "last mile/kilometer" portion of networks that extends from a service provider's local office to the end user's home, business or mobile device. It is in this section of networks where bottlenecks in the high-speed delivery of communication services are most likely to be pronounced. Our products and services are primarily focused on connecting equipment in the "last mile/kilometer" of networks to enable high-speed Internet, data, video and voice services.

Strategy

        Our aim is to be the global leader in the provisioning of communications network infrastructure solutions and services. The core of our business has long been based in providing the infrastructure elements that connect equipment in communications networks with an emphasis on solutions serving the "last mile/kilometer" of a network. During the downturn of the telecommunications equipment industry in the last several years, we have taken steps to transform our business to focus more sharply on our core competency in network infrastructure where we believe we hold sustainable competitive advantages. During the last fiscal year, we have divested four businesses that either were not profitable or did not conform to our more focused strategy. As we have conducted this internal restructuring, we also have sought opportunities to grow our business in ways that complement our strategic focus. In fiscal 2004, we completed a significant acquisition that we believe furthered our global network infrastructure strategy when we purchased the KRONE Group ("KRONE"), a global supplier of connectivity solutions and cabling products used in public access and enterprise networks. KRONE's product and service offerings are an extension of our own core connectivity competencies. We also believe this acquisition has several significant strategic elements that will benefit our long-term objectives. The KRONE acquisition:

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  Significantly expands our presence in the global marketplace. Historically KRONE has derived about 75% of its net sales from outside the United States. In contrast we historically have derived approximately 30% of our net sales from outside the United States. Following the KRONE acquisition we now have more than 3,000 customers worldwide. KRONE's results were included in our entire fourth quarter in fiscal 2004 when our sales distribution was approximately 52% in the United States, 30% in Europe and 18% spread throughout the rest of the world.

  •
  Provides us with an established position in the enterprise customer market through KRONE's advanced structured cabling products. These products are used to connect enterprise networks within a building or in a campus environment. We believe that over time this market position will diversify our large portion of business with communication service provider customers.

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  Gives us greater scale by adding approximately 2,000 employees and eight manufacturing facilities located around the world and permits us to reduce the combined costs of the two operations by eliminating duplicative facilities, processes and general and administration functions.

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  Creates opportunities to increase revenue by cross-selling our historical products and KRONE's products to each of our historical customers.

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  Enables us to build a greater market position in important emerging markets such as China, India, Southeast Asia, Eastern Europe and Russia through KRONE's established presence in these markets.

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  Provides us with greater access to sell more product through indirect sales channels as KRONE historically has sold approximately 50% of its products through third party distributors whereas we historically have sold approximately 25%.

        The KRONE acquisition is in many ways a reflection of the larger growth strategy we are seeking to implement, which includes the following key components:

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  sales growth through market share gains, new product introductions and expansion into adjacent and related markets;

  •
  development of new sales channels and market opportunities through the use of partnerships and alliances with other equipment vendors, distributors, resellers and systems integrators;

  •
  lowering our cost structure to compete effectively in a more cost-conscious marketplace; and

  •
  product portfolio additions through strategic acquisitions.

        Growing Sales.    In the current environment of reduced capital spending by communication service providers, we believe that we must gain market share in order to grow our business. We intend to increase our market share by offering a compelling value proposition through a combination of customer-specific solutions, product functionality, high-quality, on-time delivery, price-competitiveness and world-class customer service. We place particular emphasis on helping our customers maximize their return on investment, evolve their networks and simplify network deployment challenges in providing communication services to end users. We also intend to develop and introduce new products that have applications in our current markets as well as adjacent markets focused primarily on the "last mile/kilometer" of networks.

        Development of New Sales Channels.    We believe that we can effectively partner with other companies serving the public and private communication network markets to offer more complete solutions to customer needs. Our connectivity products in particular are conducive for incorporation by other equipment vendors into a systems-level solution. We also believe there are opportunities for us to sell more of our products through indirect sales channels.

        Monitoring Low Cost Structure.    We intend to continue our efforts to lower our overall cost structure to remain a low-cost industry leader in selected product areas, while also maintaining our reputation for high-quality products and services and world-class customer service.

        Product Portfolio Additions.    We continue to search for appropriate acquisition opportunities to strengthen our core product portfolio of network infrastructure solutions serving the last "mile/kilometer" of networks. Our efforts are focused on opportunities within our existing markets, as well as opportunities in adjacent or related markets that will strengthen our product offerings or enhance our geographic operations. In addition, we will continue to evaluate and monitor our existing business and product lines for growth and profitability prospects and, if we believe necessary, deemphasize or divest product lines and businesses that we no longer believe can advance our strategic vision.

        Our ability to implement our strategy effectively is subject to numerous uncertainties, the most significant of which are described in the section captioned "Risk Factors" in this prospectus. We cannot assure you that our efforts will be successful.

Product and Service Offering Groups

        Our Broadband Infrastructure and Access business focuses on broadband connectivity products for a variety of communications network and enterprise applications, DSL offerings and wireless coverage for the communications industry. Broadband Infrastructure and Access products accounted for approximately 76.7%, 72.3% and 76.9% of our net sales in fiscal 2004, 2003 and 2002, respectively.

        Our Professional Services business focuses on planning, deploying and maintaining network infrastructure. Professional Services products and services accounted for approximately 23.3%, 27.7% and 23.1% of our net sales in fiscal 2004, 2003 and 2002, respectively. The primary products and services offered by each of these segments are described below.

        As used in this prospectus, fiscal 2002, fiscal 2003, fiscal 2004 and fiscal 2005 refer to our fiscal years ended or ending October 31, 2002, 2003, 2004 and 2005, respectively.

        See Note 15 to the Consolidated Financial Statements in this prospectus for financial information regarding these two business segments as well as information regarding our assets and sales by geographic region.

Broadband Infrastructure and Access

        Our Broadband Infrastructure and Access products for public network providers are located primarily in communications service provider offices and networks, including telephone company central offices and networks, cable television company networks, and wireless company global switching centers, networks and tower sites. All of these facilities contain the equipment used in switching and transmitting incoming and outgoing communications channels. Portions of our broadband transmission systems are located in the public network outside the serving offices and on end-users' premises. Our enterprise private and governmental network customers generally purchase our products for installation in the networks located on their premises. We also sell connection products for broadcast entertainment facilities. Broadband Infrastructure and Access products consist of the following general product groupings:

Broadband Connectivity Systems and Components

        Our connectivity devices are used in copper (twisted pair), coaxial, fiber-optic, wireless and broadcast communications networks. These products provide the physical interconnections between network components or access points into networks. Principally, these products include:

        DSX and DDF Products.    We manufacture digital signal cross-connect ("DSX") and digital distribution frame ("DDF") modules, panels and bays, which are designed to terminate and cross-connect copper channels and gain access to digital channels for Internet, data, video and voice transmission. Within our DSX and DDF product group, we offer solutions to meet global market needs for both twisted-pair and coaxial cable solutions.

        Fiber-to-the-X Products.    ADC's OmniReach™ product family of fiber distribution terminals, fiber access terminals, passive optical splitter modules, wavelength division multiplexer modules, connectors and drop cables is designed to bring flexibility in implementation and optimization of capital infrastructure to customers deploying fiber optic lines directly from the communications service provider's local office to its residential or business subscribers' neighborhood, curb or premises ("fiber-to-the-X").

        Fiber Distribution Panels and Frame Products.    Fiber distribution panels and frames, which are functionally similar to copper cross-connect modules and bays, provide interconnection points between fiber-optic cables entering a service provider's serving office and fiber-optic cables connected to fiber-optic equipment within the serving office. Our fiber distribution panels and frames are designed with special consideration of fiber-optic properties.

        RF Signal Management Products.    Our series of Radio Frequency ("RF") products are designed to meet the unique performance requirements of video and data transmission over coaxial cable used in today's cable television networks and emerging cable modem networks. The RF Worx® product family leads the industry by offering the "plug-and-play" flexibility of combiners, splitters, couplers and forward/reverse amplification modules in a single platform designed for optimum cable management. The RF Worx system provides cable television network design engineers with the full breadth of RF signal management tools that are essential in an evolving cable television headend environment.

        Power Distribution and Protection Panels.    Our PowerWorx® family of circuit breaker and fuse panels are designed to power and protect network equipment in multi-service broadband networks.

        Modular Fiber-Optic Routing Systems.    Our FiberGuide® system is a modular routing system that provides a segregated, protected method of storing and routing fiber-optic patch cords and cables within a service provider's serving office.

        Structured Cabling Products.    Structured cabling products are the cables, jacks, plugs, jumpers, frames and panels used to connect desk top systems like personal computers to the network switches and servers in large enterprise campus and condominium high-rise buildings. Our cabling products include multi-mode fiber used primarily to interconnect switches within servers as well as various generations of unshielded twisted-pair copper cable capable of supporting varying bandwidth requirements.

        Broadcast and Entertainment Products.    Broadcast and Entertainment products are audio, video, data patching and connectors used to connect and access worldwide broadcast radio and television networks. The industry leading Pro-Patch® brand is recognized as the leader in digital broadcast patching. The products include our ProAx™ triaxial connectors preferred by mobile broadcast trucks, DBS satellite and large venue live broadcasts like the Olympic games. A new line of HDTV products exceed the highest performance standards in the new digital broadcast industry.

        Other Connectivity Products. A variety of other products used by telecommunications service providers and private networks to connect, monitor and test portions of their networks, such as patch cords, media converters, splitter products and jacks and plugs.

Wireless Systems and Components

        Our wireless systems and components help amplify and extend the coverage of wireless communications networks. These products include:

        Wireless Infrastructure Equipment and Subsystems.    We develop, manufacture and market SMARTop® and ClearGain® families of tower-top amplifier products, which are distributed globally for all major air interfaces. These products are sold primarily to wireless carriers and original equipment manufacturers ("OEMs").

        Coverage Products.    Our Digivance® family of wireless systems products includes solutions that address coverage and capacity challenges for wireless operators. Our solutions address a range of applications, from base station hotels that serve significant segments of a metropolitan area to products that provide complete coverage for a single building or campus. The Digivance family is the next-generation replacement of our existing CityCell® product offering.

Wireline Systems

        Our wireline systems products include carrier-class intelligent loop access platforms that operate between service providers' serving offices and the last mile/kilometer portion of communications networks. Our Soneplex® and HiGain® products enable communications service providers to deliver T1/E1-based services over copper or optical facilities in the last mile/kilometer of communications networks. Soneplex and HiGain products integrate functions and capabilities that help reduce the capital and operating costs of delivering T1/E1-based services. Our PG-Flex® product is a micro digital loop carrier that is used by telecommunications service providers to increase the carrying capacity of common voice-grade copper wire in the last mile/kilometer of communications networks. This system is capable of conveying both regular voice service and asymmetrical digital subscriber line ("ADSL") signals.

Professional Services

        Professional services consist of systems integration services for broadband, multiservice communications over wireline, wireless, cable and enterprise networks. Professional services are used to plan, deploy and maintain communications networks that deliver Internet, data, video and voice services to consumers and businesses.

        Our professional services are offered in North America and Europe and provide integration solutions for customers that deliver Internet, data, video and voice services over networks. Our professional services support both the multi-vendor and multi-service delivery requirements of our customers. These services support customers throughout the technology life-cycle, from network design, build-out, turn-up and testing to ongoing maintenance and training, and are utilized by our customers in creating and maintaining intra-office, inter-office, or coast-to-coast networks.

Sales and Marketing

        Our products and services are used by customers in four primary markets:

  •
  the U.S. public communications network market, which includes the four major U.S. incumbent local exchange carriers (Verizon, BellSouth, SBC and Qwest), other local telephone companies, long-distance carriers, wireless service providers and cable television operators;

  •
  the U.S. private and governmental markets, which include business customers and governmental agencies that own and operate their own Internet, data, video and voice networks for internal use;

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  the public and private network markets outside of the United States; and

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  other communications equipment vendors, who incorporate our products into products and systems that they in turn sell into the three markets listed above.

        The majority of our sales are made to telecommunications service providers, and the four major U.S. incumbent local exchange carriers combined accounted for approximately 30.4%, 33.4% and 36.5% of our revenues during fiscal 2004, 2003 and 2002, respectively. Verizon Communications, Inc., accounted for 13.3%, 12.6% and 13.6% of our sales in fiscal 2004, 2003 and 2002. SBC Communications, Inc., accounted for 11.2% of our sales in fiscal 2002. Our customer base is relatively concentrated with our top ten customers accounting for 46.3%, 55.3% and 54.1% of our net sales in fiscal 2004, 2003 and 2002, respectively. Sales to KRONE customers represented 21.8% of our net sales in fiscal 2004. Due to the generally short lead times between receipt of a customer order and the time we ship the product, our committed backlog of orders is not a material portion of our annual revenues, and thus is not a meaningful indicator of future revenues.

        Outside the United States, we market our products to telephone operating companies, owners and operators of private enterprise networks, cable television operators and wireless service providers for networks located in Africa, Asia, Canada, Europe, Latin America, the Middle East and the Pacific Region. Our non-U.S. net sales accounted for approximately 40.4%, 26.0% and 20.2% of our net sales in fiscal 2004, 2003 and 2002, respectively. Although the sales are not concentrated in any one country, Europe is the region that accounted for the largest percentage of sales outside of North America. We believe approximately 50% of our net sales will be accounted for outside the United States following our acquisition of KRONE.

        Our direct sales force completes a majority of our sales. We maintain sales offices throughout the United States and in Asia, Australia, Canada, Europe, Latin America, the Middle East, South Africa and the Pacific region. In the United States, our products are sold directly by our sales personnel as well as through value-added resellers, distributors and manufacturers' representatives. Outside the United States, our products are sold directly by our field sales personnel and by independent sales representatives and distributors, as well as through other public and private network providers that distribute products outside the United States. Nearly all of our sales to enterprise networks outside the United States are conducted through third party distributors who have historical relationships with KRONE. We intend to explore ways to use these relationships to sell our historical products as well as KRONE's historical products.

        We maintain a customer service group that supports our field sales personnel. The customer service group is responsible for application engineering, customer training, entering orders and supplying delivery status information. We also have a field service engineering group that provides on-site service to customers.

Research and Development

        We believe that our future success depends, in part, on our ability to adapt to the rapidly changing communications environment, to maintain our significant expertise in core technologies and to continue to meet and anticipate our customers' needs. We continually review and evaluate technological changes affecting the communications market and invest in applications-based research and development. The focus of our research and development activities will change over time based on particular customer needs and industry trends as well as our decisions with respect to those areas we believe we are most likely to achieve success. As part of our long-term strategy, we intend to continue an ongoing program of new product development that combines internal development efforts with acquisitions and strategic alliances relating to new products and technologies from sources outside ADC. Our expenses relating to internal research and development activities were $59.1 million, $59.9 million and $106.8 million in fiscal 2004, 2003 and 2002, respectively. These amounts represented 7.5%, 10.2% and 13.0% of our total revenues in each of those respective fiscal years. These percentages have decreased over time as we have become more focused on the initiatives we will fund and as our operations have become more focused on infrastructure products.

        During fiscal 2004, our research and development activities were directed primarily at development in the following areas:

  •
  connectivity products for fiber-to-the-X initiatives;

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  line-powered solutions for the deployment of wireless fidelity ("Wi-Fi") internet access service;

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  high-performance structured cables, jacks, plugs, jumpers, frames and panels to enable the use of increasingly higher-performance network protocols within a private network;

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  connectivity products that enable the use of network protocols within the public communications network, which is used by our customers to more effectively deploy data services over their historic voice-based networks; and

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  digital interfaces for wireless networks that will enable software-based products to interact with the physical elements of these networks.

        New product development often requires long-term forecasting of market trends, the development and implementation of new processes and technologies and a prioritization of substantial capital commitment. Due to the uncertainties inherent in each of these elements, there can be no assurance that any new products we develop will achieve market acceptance or be profitable. In addition, as we balance our development efforts with our efforts to achieve sustained profitability, we intend to be more focused and selective in our research and development efforts towards projects that we believe directly advance our strategic aims and have a higher probability to return our investment.

Competition

        Competition in the communications equipment industry is intense, particularly in light of reduced spending levels by our customers. Many of our competitors have more extensive engineering, manufacturing, marketing, financial and personnel resources than us. In addition, rapid technological developments within the communications industry have resulted in frequent changes among our group of competitors. Currently, our primary competitors include:

        For Broadband Infrastructure and Access products: 3M, ADTRAN, Andrew, CommScope, Corning, Furukawa, Nexans, Powerwave, Schmitt, Telect, and Tyco.

        For Professional Services: Butler, Graniou, Greenwoods, Lucent Technologies, NEC, SAG, and SPIE.

        We believe that our success in competing with other communications product manufacturers depends primarily on the following factors:

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  maintaining our brand recognition and reputation as a financially sound long-term supplier to our customers;

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  our engineering (research and development), manufacturing, sales and marketing skills;

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  the price, quality and reliability of our products; and

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  our delivery and service capabilities.

        With the current reduced level of spending by our customers, we have experienced increased pricing pressures from competitors, as well as general pricing pressure from our customers as part of their cost reduction efforts. Price will likely continue to be a major factor in the markets in which we compete and we believe our ability to potentially offset any downward pressure on prices primarily would be driven by the above listed success factors.

        We believe that technological change, the increasing addition of Internet, data, video and voice services to integrated broadband, multimedia networks, continuing regulatory changes and industry consolidation will continue to cause rapid evolution in the competitive environment of the communications equipment market. For instance, the Federal Communications Commission (the "FCC") recently determined that large regional bell operating companies ("RBOCs") are not required to share access with common local exchange carrier competitors to fiber-based networks that extend all the way or most of the way to end users' premises. This development has caused several RBOCs to announce significant capital spending increases on fiber-to-the-X initiatives—a result that may benefit our business and that may not have occurred nearly as rapidly had the FCC taken a different position. At this time, it is difficult to predict the full scope and nature of the evolution in our competitive environment. We cannot assure you that we will be able to compete successfully with existing or new competitors. Competitive pressures may materially and adversely affect our business, operating results or financial condition.

Manufacturing and Suppliers

        We manufacture a variety of products that are fabricated, assembled and tested in our own facilities around the world. In an effort to reduce costs and improve customer service, we attempt to manufacture our products in the region of the world where they will be deployed. Our global sourcing team uses vendors from around the world to procure key components and raw material at advantageous prices and lead times. The manufacturing process for our electronic products consists primarily of assembly and testing of electronic systems built from fabricated parts, printed circuit boards and electronic components. The manufacturing process for our connectivity products is completely vertically integrated and consists primarily of the fabrication of jacks, plugs, cables and other basic components from raw materials as well as the assembly of components and the testing of products. Our sheet metal, plastic molding, stamping and machining capabilities permit us to configure components to customer specifications, provide competitive lead times and control production costs. We also utilize several outsourced manufacturing companies to manufacture, assemble and test certain of our products within our Broadband Infrastructure and Access segment. We estimate that products obtained from outsourced manufacturers accounted for approximately 19% of our net sales for the Broadband Infrastructure and Access segment in fiscal 2004.

        We purchase raw materials and component parts from many suppliers. These purchases consist primarily of copper wire, optical fiber, steel, brass, nickel-steel alloys, gold, plastics, printed circuit boards, solid state components, discrete electronic components and similar items. Although many of these items are single-sourced, we have experienced no significant difficulties to date in obtaining adequate quantities. At this time, we are noticing some increase in the prices for some raw materials we use to make products. Such increases we believe are caused primarily by heightened demand for materials in developing markets such as China. To date, we have been able to mitigate most of such increases through greater purchasing power we now have following our acquisition of KRONE. These circumstances could change, however, and we cannot guarantee that sufficient quantities or quality of raw materials and component parts will be as readily available in the future or, if available, that we will be able to obtain them at favorable prices.

Proprietary Rights

        We own a portfolio of U.S. and foreign patents relating to our products. These patents, in the aggregate, constitute a valuable asset. We do not believe, however, that our business is dependent upon any single patent or any particular group of related patents.

        We have registered the initials "ADC" as well as the word "KRONE" each alone and in conjunction with specific designs as trademarks in the United States and various foreign countries.

Employees

        As of October 31, 2004, we employed approximately 7,500 people worldwide, which is an increase of approximately 1,800 employees during fiscal 2004 and includes approximately 2,000 employees who joined ADC as a result of the KRONE acquisition. During the ongoing restructuring of our business in fiscal 2004, the effect of involuntary reductions, attrition and divestitures reduced employee headcount, while hiring in certain areas significantly offset much of the overall restructuring impact on ADC's total employee population.

Properties

        Our corporate headquarters are located in Eden Prairie, Minnesota. Our corporate headquarters comprise approximately 500,000 sq. ft., and we own this facility.

        In addition to our headquarters facility, our principal facilities as of October 31, 2004, consisted of the following:

  •
  Shakopee, Minnesota—approximately 360,000 sq. ft., owned facility; general purpose facility used for engineering, manufacturing, and general support of our global connectivity products;

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  Juarez and Delicias, Mexico—approximately 273,000 and 139,000 sq. ft., respectively, owned facilities; manufacturing facilities used for our global connectivity products;

  •
  Berlin, Germany—approximately 619,000 sq. ft., leased facility; general purpose facility used for engineering, manufacturing, and general support of our global connectivity products;

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  Berkely Vale, Australia—approximately 98,000 sq. ft., owned facility; general purpose facility for engineering, manufacturing, and general support of our global connectivity products;

  •
  Bangalore, India—approximately 88,000 sq. ft., owned facility; manufacturing facility used for our global connectivity products;

  •
  Raleigh, North Carolina—approximately 40,000 sq. ft., leased facility; general purpose facility used for engineering, testing and general support for our wireline products;

  •
  Glenrothes, Scotland—approximately 60,000 sq. ft., owned facility; manufacturing facility used for our global connectivity products; and

  •
  Santa Teresa, New Mexico—approximately 208,000 sq. ft. leased facility; global warehouse and distribution center with approximately 60,000 sq. ft. dedicated to selected finished product assembly operations.

        We also own or lease approximately 110 other facilities in the following locations: Austria, Australia, Belgium, Brazil, Canada, Chile, China, France, Germany, Hungary, India, Indonesia, Italy, Japan, Malaysia, Mexico, New Zealand, Norway, Philippines, Puerto Rico, Russia, Singapore, South Africa, South Korea, Spain, Taiwan, Thailand, the United Arab Emirates, the United Kingdom, the United States, Venezuela and Vietnam.

        We believe that the facilities used in our operations are suitable for their respective uses and adequate to meet our current needs. During fiscal 2004, we added several facilities as a result of our acquisition of KRONE. At the same time, we continued to take steps to reduce and consolidate our facilities in response to the downturn in the communications equipment industry that began in our fiscal 2001. At the end of fiscal 2003, we had active space and irrevocable commitments to activate space totaling approximately 2.3 million square feet. Through the acquisition of KRONE, divestiture of certain business units, sale or subleasing of facilities, and termination of certain leases, we presently maintain approximately 4.1 million square feet of active space. We presently are subleasing or are attempting to sell or sublease a total of approximately 1.6 million square feet of space at locations around the world.

Legal Proceedings

        On March 5, 2003, we were served with a shareowner lawsuit brought by Wanda Kinermon that was filed in the United States District Court for the District of Minnesota. The complaint named ADC, William J. Cadogan, our former Chairman and Chief Executive Officer, and Robert E. Switz, our Chief Executive Officer and former Chief Financial Officer, as defendants. After this lawsuit was served, we were named as a defendant in 11 other substantially similar lawsuits. These shareowner lawsuits were consolidated into a single lawsuit, that is captioned In Re ADC Telecommunications, Inc. Securities Litigation. This lawsuit purports to bring suit on behalf of a class of purchasers of our publicly traded securities from August 17, 2000 to March 28, 2001. The complaint alleged that we violated the securities laws by making false and misleading statements about our financial performance and business prospects during this period. On November 24, 2003, we filed a motion to dismiss this lawsuit, and the court granted our motion and dismissed the case with prejudice on May 17, 2004. The plaintiffs have appealed this decision to the Eighth Circuit Court of Appeals and that appeal is pending.

        On May 19, 2003, we were served with a lawsuit brought by Lorraine Osborne that was filed in the United States District Court for the District of Minnesota. The complaint names ADC and several of our current and former officers, employees and directors as defendants. After this lawsuit was served, we were served with two substantially similar lawsuits. All three of these lawsuits were then consolidated into a single lawsuit that is captioned In Re ADC Telecommunications, Inc. ERISA Litigation. This lawsuit has been brought by individuals who seek to represent a class of participants in our Retirement Savings Plan who purchased our common stock as one of the investment alternatives under the plan from February 2000 to present. The lawsuit alleges a breach of fiduciary duties under the Employee Retirement Income Security Act. On February 2, 2004, we filed a motion to dismiss this lawsuit, which was denied by the court. This case is now in the discovery phase.

        We are a party to various other lawsuits, proceedings and claims arising in the ordinary course of business or otherwise. Many of these disputes may be resolved amicably without resort to formal litigation. The amount of monetary liability resulting from the ultimate resolution of these matters cannot be determined at this time. As of October 31, 2004, we had recorded approximately $5.2 million in loss reserves for these matters. Because of the uncertainty inherent in litigation, it is possible that unfavorable resolutions of these lawsuits, proceedings and claims could exceed the amount currently reserved and could have a material adverse affect on our business, results of operations or financial conditions.

MANAGEMENT

Directors

        The number of directors currently serving on our Board of Directors is 13. The directors are divided into three classes. The members of each class are elected to serve three-year terms, with the term of office of each class ending in successive years. Set forth below is information regarding our Board of Directors.

Name	Age	Term
James C. Castle, Ph.D.	68	term expiring in 2008*
Mickey P. Foret	59	term expiring in 2008*
J. Kevin Gilligan	50	term expiring in 2008*
John D. Wunsch	56	term expiring in 2008*
John J. Boyle III	58	term expiring in 2007
Larry W. Wangberg	62	term expiring in 2007
William R. Spivey, Ph.D.	58	term expiring in 2007*
Robert E. Switz	58	term expiring in 2007
John A. Blanchard III	62	term expiring in 2006
B. Kristine Johnson	53	term expiring in 2006
Lois M. Martin	42	term expiring in 2006*
John E. Rehfeld	64	term expiring in 2006*
Jean-Pierre Rosso	64	term expiring in 2006

*
Subject to shareholder approval at the Company's Annual Meeting to be held on March 1, 2005.

        Dr. Castle has been a director of ADC since 1994. He has served as President and Chief Executive Officer of Castle Information Technologies, LLC, a provider of information technology and board of directors consulting services since 2001. He was formerly the Chairman of the Board and Chief Executive Officer of DST Systems of California, Inc. (formerly USCS International, Inc.), a position he held from August 1992 to April 2002. DST Systems of California is a worldwide provider of computer services to the cable industry and a provider of billing services to the cable, telephony, financial services and utility industries. From 1991 to 1992, Dr. Castle was President of Teradata Corporation, until that company merged with NCR Corporation, a subsidiary of AT&T. From 1987 to 1991, Dr. Castle was Chairman of the Board, President, Chief Executive Officer and a director of Infotron Systems Corporation. Dr. Castle is also a director of the PMI Group, Inc., Southwest Water Company, Inc., and VeriFone, Inc.

        Mr. Foret has been a director of ADC since February 2003. From September 1998 to September 2002, Mr. Foret served as Executive Vice President and Chief Financial Officer of Northwest Airlines, Inc., a commercial airline company. From September 1998 to September 2002, he also served as Chairman and Chief Executive Officer of Northwest Airlines Cargo Inc., a subsidiary of Northwest Airlines that specializes in cargo transport. From May 1998 to September 1998 he served as a Special Projects Officer of Northwest Airlines, Inc. Prior to that time he served as President and Chief Operating Officer of Atlas Air, Inc. from June 1996 to September 1997 and as Executive Vice President and Chief Financial Officer of Northwest Airlines, Inc. from September 1993 to May 1996. Mr. Foret previously held other senior management positions with various companies including Northwest Airlines, Continental Airlines Holding, Inc. and KLH Computers, Inc. Mr. Foret also serves as a director of URS Corporation, Mair Holdings, Inc. and various of funds managed by First American Funds.

        Mr. Gilligan has been a director of ADC since September 1, 2004. Mr. Gilligan was recently appointed President and Chief Executive Officer of United Subcontractors, Inc., a nationwide specialty construction contractor. Prior to joining United Subcontractors, Inc., Mr. Gilligan served as President and Chief Executive Officer of the Automation and Control Solutions Division of Honeywell International from 2001 to 2004. From 2000 to 2001, Mr. Gilligan served as President of the Home and Building Control Division of Honeywell International. He also served as president of the Solutions and Services Division of Honeywell International from 1997 to 1999 and as Vice President and General Manager of the North American Region of the Home and Building Control Division from 1994 to 1997. Mr. Gilligan also serves as a director of Graco Inc.

        Mr. Wunsch has been a director of ADC since 1991. Mr. Wunsch is the President of Harris MyCFO, a part of the complete wealth management solution of Harris Private Bank. From March 2002 until June 2003, he was Senior Vice President with Harris Trust and Savings Bank and head of their Private Wealth Group. Mr. Wunsch was an independent consultant in the financial services industry from December 2001 to March 2002. He was President and Chief Executive Officer of Family Financial Strategies, Inc., a registered investment advisory company, from January 1997 to December 2001. From 1990 to January 1997, he served as President of Perrybell Investments, Inc., a registered investment advisory company.

        Mr. Boyle has been a director of ADC since November 1999. Mr. Boyle most recently served as President and Chief Executive Officer of Equallogic, Inc., a company dedicated to developing networked storage by building intelligent storage solutions that extend the benefits of consolidated storage throughout the enterprise, from 2003 to 2004. From April 2000 to July 2003, Mr. Boyle served as Chief Executive Officer of Cogentric, Inc., a provider of solutions to enable decision makers to evaluate and enhance their Web-based capabilities. He served as Senior Vice President of ADC from October 1999 to April 2000 following our acquisition of Saville Systems PLC. Prior to joining ADC, Mr. Boyle served as President and Chief Executive Officer of Saville Systems PLC from August 1994 to October 1999 and as Saville's Chairman of the Board from April 1998 to October 1999. Mr. Boyle is also a director of eFunds Corp.

        Mr. Wangberg has been a director of ADC since October 2001. Mr. Wangberg served as Chief Executive Officer and Chairman of the Board of TechTV (formerly ZDTV, Inc.), a cable television network focused on technology information, news and entertainment, from August 1997 until his retirement from these positions in July 2002. Previously, Mr. Wangberg was Chief Executive Officer and Chairman of the Board of StarSight Telecast, Inc., an interactive navigation and program guide company, from February 1995 to August 1997. Mr. Wangberg is also a director of Autodesk, Inc. and Charter Communications, Inc.

        Dr. Spivey has been a director of ADC since September 1, 2004. Dr. Spivey most recently served as President and Chief Executive Officer of Luminent, Inc., a fiber optics transmission products manufacturer, from July 2000 to September 2001. From 1997 to 2000, Dr. Spivey served as Network Products Group President for Lucent Technologies. He served as vice president of the Systems & Components Group at AT&T Corporation/Lucent Technologies from 1994 to 1997. Dr. Spivey also serves as a director of Novellus Systems, Inc., Lyondell Chemical Company, Raytheon Company, The Laird Group, PLC and Cascade Microtech, Inc.

        Mr. Switz was appointed to serve as a director of ADC in August 2003. Mr. Switz has been President and Chief Executive Officer of ADC since August 2003. From January 1994 until August 2003, Mr. Switz served ADC as Chief Financial Officer as well as Executive Vice President and Senior Vice President. Mr. Switz also served as President of ADC's former Broadband Access and Transport Group from November 2000 to April 2001. Prior to joining ADC, Mr. Switz was employed by Burr-Brown Corporation, a manufacturer of precision micro-electronics, most recently as Vice President, Chief Financial Officer and Director, Ventures & Systems Business. Mr. Switz is also a director of Hickory Tech Corporation, Broadcom Corporation and The Telecommunications Industry Association (TIA).

        Mr. Blanchard has been a director of ADC since November 1999 and has served as Non-executive Chairman of the Board since August 2003. He served as the Chairman of the Board and Chief Executive Officer of eFunds Corporation, a provider of transaction processing and risk management services, from June 2000 to September 2002. He continued to serve as a member of the Board of Directors of eFunds Corporation until his full retirement on December 31, 2002. Previously, Mr. Blanchard had served as President and Chief Executive Officer of Deluxe Corporation, a provider of paper checks and electronic banking services, from May 1995 to May 1996 and as Chairman of the Board and Chief Executive Officer of Deluxe Corporation from May 1996 to December 2000 when eFunds Corporation was spun out of Deluxe Corporation. From January 1994 to April 1995, Mr. Blanchard was Executive Vice President of General Instrument Corporation, a supplier of set boxes and systems components to the cable and satellite television industry. From 1991 to 1993, Mr. Blanchard was Chairman and Chief Executive Officer of Harbridge Merchant Services, Inc., a national credit card processing company. Prior to that, Mr. Blanchard was employed by AT&T for 25 years, most recently as Senior Vice President responsible for national business sales. Mr. Blanchard also serves as a director of Wells Fargo & Company.

        Ms. Johnson has been a director of ADC since 1990. She is a Principal of Affinity Capital Management, a firm that manages venture capital partnerships. Prior to joining Affinity in 2000, Ms. Johnson was employed for 17 years at Medtronic, Inc., a manufacturer of cardiac pacemakers, neurological and spinal devices and other medical products, serving as Senior Vice President and Chief Administrative Officer from 1998 to 1999. She also served as President of the Vascular business and President of the Tachyarrhythmia Management business of Medtronic from 1990 to 1997. Ms. Johnson also serves as a director of Piper Jaffray Companies, Inc.

        Ms. Martin has been a director of ADC since March 2004. Ms. Martin was recently appointed Senior Vice President and Chief Financial Officer for Capella Education Company. Capella Education Company is the privately held parent company of Capella University, an accredited on-line university. From 2002 to 2004, Ms. Martin served as executive vice president and chief financial officer of World Data Products, Inc., an industry-leading provider of server, storage, network and telecom solutions worldwide. From 1993 to 2001, Ms. Martin was with Deluxe Corporation during which time she held a number of positions, including senior vice president and chief financial officer, vice president and corporate controller, vice president and controller of Deluxe Financial Services Group, vice president and controller of Paper Payment Systems Division, director of accounting services, and director of internal audit. Prior to joining Deluxe Corporation, Ms. Martin served as International Controller for Carlson Companies, a privately held, international conglomerate 1990 to 1993.

        Mr. Rehfeld has been a director of ADC since September 2004. Mr. Rehfeld currently serves as an adjunct professor for the Executive MBA program at Pepperdine University in California. During 2001, prior to joining Pepperdine, Mr. Rehfeld served as Chairman and Chief Executive Officer of Spruce Technologies, Inc., a DVD authoring software company. From 1997 to 2001, Mr. Rehfeld served as Chairman and Chief Executive Officer of ProShot Golf, Inc., a privately-held company providing GPS distance measuring computers on golf carts. He served as President and Chief Executive Officer of Proxima Corporation, a multi-media projector company, from 1995 to 1997 and as President and Chief Executive Officer of ETAK, Inc., a digital map software and content company, from 1993 to 1995. Mr. Rehfeld also serves as a director of Candle Corporation, Seiko Instruments, America, Inc., Think Outside, Inc., Front Porch, Inc. and Primal Solutions, Inc.

        Mr. Rosso has been a director of ADC since 1993. Mr. Rosso most recently served as Chairman of CNH Global, N.V., a manufacturer of construction and agriculture equipment from December 1999 to April 2004. Mr. Rosso was President and Chief Executive Officer of Case Corporation, a construction equipment manufacturer, from April 1994 to March 1996 and Chairman and Chief Executive Officer of Case from March 1996 to November 1999. He was Chairman and Chief Executive Officer of CNH Global from December 1999 to December 2000. Prior to joining Case Corporation, Mr. Rosso was

President of the Home and Building Control division of Honeywell Inc. from 1991 to 1994 and President of Honeywell Europe in Brussels, Belgium, from 1987 to 1991. Mr. Rosso is also a director of Medtronic, Inc. and Eurazeo.

Standing Committees

        The Board of Directors has the following standing committees: Audit Committee, Compensation Committee, Governance Committee, and Finance and Strategic Planning Committee. Each of these committees has a written charter. Our charters for each of our standing committees are available for review on our website at www.adc.com/investorrelations/corporategovernance.

        The Audit Committee has sole authority to appoint, review and discharge our independent registered public accounting firm. The Audit Committee also reviews and approves in advance the services provided by our independent registered public accounting firm, oversees the internal audit function, reviews our internal accounting controls and administers our Code of Business Conduct. The Audit Committee is composed of Ms. Martin and Messrs. Blanchard, Foret, Wangberg and Wunsch, all of whom are "independent" under the current NASDAQ Stock Market listing standards. Mr. Foret is the Chairman of the committee. The Board has determined that Messrs. Blanchard and Foret and Ms. Martin meet the requirements for "audit committee financial expert" under rules adopted by the United States Securities and Exchange Commission. The Audit Committee has determined to engage Ernst & Young LLP as independent registered public accounting firm for fiscal year 2005.

        The Compensation Committee determines the compensation for our executive officers and non-employee directors, establishes our compensation policies and practices, and reviews annual financial performance under our employee incentive plans. The Compensation Committee is currently composed of Ms. Johnson and Messrs. Blanchard, Gilligan, Rosso and Wunsch, all of whom are "independent" under the current NASDAQ Stock Market listing standards. Mr. Rosso is the Chair of the committee.

        The Governance Committee reviews and makes recommendations to the Board of Directors regarding nominees for director, establishes and monitors compliance with our Principles of Corporate Governance and conducts an annual review of the effectiveness of our Board and the performance of our Chief Executive Officer. The Governance Committee will consider qualified director nominees recommended by shareowners. The Governance Committee is currently composed of Dr. Castle, Ms. Johnson and Dr. Spivey, and Messrs. Rehfeld and Wangberg, all of whom are "independent" under the current NASDAQ Stock Market listing standards. Dr. Castle is the Chairman of the committee.

        The Finance and Strategic Planning Committee assists the Board with respect to corporate and financing strategies, evaluates acquisition and divestiture transactions, and reviews and recommends changes to ADC's capital structure. The Finance and Strategic Planning Committee is composed of Mses. Johnson and Martin and Messrs. Boyle, Foret and Gilligan, all of whom are "independent" under the current NASDAQ Stock Market listing standards. Ms. Johnson is the Chair of the committee.

Executive Officers

        Our executive officers are:

Name	Office	Officer Since	Age
Robert E. Switz	President and Chief Executive Officer	1994	58
Gokul V. Hemmady	Vice President, Chief Financial Officer	1997	44
Michael K. Pratt	Vice President, President, Wireline and Wireless Business Unit	2002	50
Patrick D. O'Brien	Vice President, President, Connectivity Business Unit	2002	41
Jo Anne M. Anderson	Vice President, President, Professional Services Business Unit	2001	47
Jeffrey D. Pflaum	Vice President, General Counsel and Secretary	1999	45
Laura N. Owen	Vice President, Human Resources	1999	48
Mary E. Quay	Vice President, Worldwide Operations	2002	52
William T. Pieper	Vice President, Controller	2004	39

        Mr. Switz joined ADC in January 1994 and served as ADC's Chief Financial Officer from that date until August 2003, when he was named Chief Executive Officer. From 1988 to 1994, Mr. Switz was employed by Burr-Brown Corporation, a manufacturer of precision micro-electronics, most recently as Vice President, Chief Financial Officer and Director, Ventures and Systems Business.

        Mr. Hemmady joined ADC in October 1997. Mr. Hemmady served as ADC's Vice President and Treasurer from October 1997 until August 2003. From May 2002 until August 2003, he also served as our Controller. Mr. Hemmady was named Chief Financial Officer in August 2003. Prior to joining ADC, Mr. Hemmady was employed by U S WEST International, a communications service provider, where he served as Director of International Finance from January 1996 to September 1997.

        Mr. Pratt joined ADC in June 2002, as President of ADC's Wireline Business Unit. In September 2004 he also was named President of ADC's Wireless Business Unit. Prior to joining ADC, Mr. Pratt served in a variety of positions, including Vice President and General Manager of the Access Systems Division of RELTEC Corporation, from 1996 to 1999. In March 1999, RELTEC Corporation was acquired by Marconi, Inc., a subsidiary of Marconi plc, a global telecommunications equipment and solutions company. Mr. Pratt continued to serve as the Vice President and General Manager of this business following this acquisition, until he was promoted to Executive Vice President of Marconi, Inc. in July 2000, a position he held until joining ADC.

        Mr. O'Brien joined ADC in 1993 and was named President of ADC's Global Connectivity Solutions Business Unit in September 2004. From May 2004 through August 2004, Mr. O'Brien served as President and Regional Director of the Americas Region for ADC. Mr. O'Brien also served as President of our Copper and Fiber Connectivity Business Unit from October 2002 to May 2004. Mr. O'Brien joined ADC in 1993 as a product manager for the company's industry-leading DSX products and, during the following eight years, he held a variety of positions of increasing responsibility in the product management area, including positions such as vice president and general manager of copper and fiber connectivity products. Prior to joining ADC, Mr. O'Brien was employed by Contel Telephone for six years in a network planning capacity.

        Ms. Anderson joined ADC in 1983 and was named President of ADC's Professional Services Business Unit in November 2000. Prior to that Ms. Anderson served as Vice President of ADC's

Systems Integration Business from May 1998 to November 2000, after having served as ADC's Vice President, Global Customer Service. She also served as President of ADC's Software Systems Division from November 2003 until the businesses of the division were divested in 2004.

        Mr. Pflaum joined ADC in April 1996. Mr. Pflaum became Vice President, General Counsel and Secretary of ADC in March 1999 after having served as Associate General Counsel since April 1996. Prior to joining ADC, he was an attorney with the Minneapolis-based law firm of Popham Haik Schnobrich & Kaufman.

        Ms. Owen joined ADC as Vice President, Human Resources in December 1997. Prior to joining ADC, Ms. Owen was employed by Texas Instruments and Raytheon (which purchased the Defense Systems and Electronics Group of Texas Instruments in 1997), manufacturers of high-technology systems and components. From 1995 to 1997, she served as Vice President of Human Resources for the Defense Systems and Electronics Group of Texas Instruments.

        Ms. Quay joined ADC in 1977 and has served in a variety of positions over her 27-year career at ADC. During the last five years, Ms. Quay served as Vice President of Manufacturing/Operations, and during 2002, Ms. Quay was named as Vice President, Worldwide Operations.

        Mr. Pieper joined ADC in June 2004, as Vice President and Corporate Controller. Prior to that, Mr. Pieper held a variety of positions at NRG Energy, Inc., an international power producer, from 1995 to 2004, where he most recently served as Vice President and Controller. Mr. Pieper also practiced as a Certified Public Accountant for six years with the firm of KPMG LLP.

Summary Compensation Table

        The following table sets forth the cash and noncash compensation for each of the last three fiscal years awarded to or earned by the person who served as Chief Executive Officer during fiscal 2004, and our four other most highly compensated executive officers who served as executive officers as of the end of fiscal 2004. Also included are two former executive officers who left ADC prior to the end of fiscal 2004.

		Annual Compensation			Long-Term Compensation
					Restricted Stock Award(s) and Unit(s)(3) ($)		Payouts
Securities Underlying Options(4) (#)
NAME AND PRINCIPAL POSITION	Year	Salary(1) ($)	Bonus(2) ($)	Other Annual Compensation			LTIP Payouts($)	All Other Compensation
Robert E. Switz Chief Executive Officer and President	2004 2003 2002	574,000 467,923 386,000	723,195 0 0	0 0 0	0 2,322,500 874,000	0 1,874,000 362,840	0 0 0	14,519 21,320 15,223
Gokul V. Hemmady Vice President and Chief Financial Officer	2004 2003 2002	264,500 233,289 212,500	226,314 0 0	0 0 0	138,134 169,500 245,813	319,078 180,000 75,000	0 0 0	7,371 9,522 10,487
Michael K. Pratt Vice President; President, Wireless and Wireline	2004 2003 2002	360,000 361,384 138,461	243,493 0 75,000	0 0 0	65,614 226,000 171,750	66,500 200,000 325,000	0 0 0	4,100 0 0
Patrick D. O'Brien Vice President; President, Global Connectivity Solutions	2004 2003 2002	241,250 214,938 204,784	174,643 81,000 0	0 0 0	86,334 169,500 209,760	331,381 150,000 66,000	0 0 0	9,345 9,339 12,086
JoAnne M. Anderson Vice President; President, Professional Services	2004 2003 2002	263,750 261,125 260,000	154,031 134,000 0	0 0 0	148,000 113,000 278,588	150,000 160,000 110,870	0 0 0	7,373 10,942 10,538
Ron A. Lowy(6) Former Vice President; President, Global Connectivity Solutions	2004 2003 2002	172,993 0 0	330,605 0 0	0 0 0	317,500 0 0	375,000 0 0	0 0 0	1,804,905 0 0
Jeffrey A. Quiram(6) Former Vice President; President, Wireless	2004 2003 2002	238,375 234,220 210,000	190,742 11,250 0	0 0 0	51,800 226,000 228,000	235,018 275,588 87,000	0 0 0	7,118 12,297 10,546

(1)
Amounts include allowances paid to the executive officers in lieu of providing them with certain perquisites.

(2)
Except as noted below, the full amount of each bonus payment was made in cash under our MIP or, in the case of Mr. Switz, our Executive MIP. For Mr. Pratt, the bonus paid in fiscal 2002 represents a hiring bonus. Mr. O'Brien's gross bonus under the MIP for fiscal 2003 was $162,000. Mr. O'Brien elected to exchange 50% of his MIP bonus for additional stock options under the terms of our Executive Incentive Exchange Plan, which was then in effect. Pursuant to his election, Mr. O'Brien was awarded options to acquire 129,715 shares on December 30, 2003. Ms. Anderson received an award of $50,000 under our Special Incentive Plan in fiscal 2004 and an award of $104,031 under the MIP for fiscal 2004. Mr. Lowy received two partial-year bonuses from us in 2004. The first payment, in the amount of $173,993, was made by us pursuant to the terms of the KRONE (GenTek) MIP program prorated for the partial year from January 1, 2004 through May 18, 2004, as we agreed to make this payment in connection with our acquisition of the KRONE group. The second payment was in the amount of $156,612 for service from May 19, 2004 through October 31, 2004 pursuant to the terms of our MIP. Mr. Quiram's bonus in fiscal 2003 was paid under our Special Incentive Plan.

(3)
On May 28, 2004, Mr. Lowy received an award of 125,000 restricted stock units. On March 3, 2004, Messrs. Hemmady, Pratt, O'Brien, Ms. Anderson and Mr. Quiram received awards of restricted stock units in the amounts of 46,667, 22,167, 29,167, 50,000 and 17,500, respectively. All of these awards were made under our Global Stock Incentive Plan and vest, contingent on continued employment with ADC, in one-fourth increments on each of the first, second, third and fourth anniversary dates of the grant dates. On August 29, 2003, Mr. Switz received an award of 650,000 shares of restricted stock. On November 27, 2002, Messrs. Switz, Hemmady, Pratt, O'Brien, Ms. Anderson and Mr. Quiram received awards of restricted stock in the amounts of 300,000, 75,000, 100,000, 75,000, 50,000 and 100,000, respectively. On June 28, 2002, Mr. Pratt received an award of restricted stock in the amount of 75,000 shares. On November 1, 2001, Messrs. Switz, Hemmady, O'Brien, Ms. Anderson and Mr. Quiram received awards of restricted stock in the amounts of 200,000, 56,250, 48,000, 63,750 and 63,750 shares, respectively. All of these awards were made under our Global Stock Incentive Plan and vest, contingent on continued employment with ADC, in one-third increments on each of the first, second and third anniversary dates of the grant dates. The dollar amounts for restricted stock in the above chart represent the fair market value of the shares subject to the awards on the date the awards were made. Mr. Quiram no longer holds the unvested portion of the restricted awards since he is no longer employed by us. As of October 31, 2004, the total number and value of each executive's unvested restricted award holdings (based on the closing market price of our common stock on such date of $2.19) were: Mr. Switz, 700,000 shares and units valued at $1,533,000; Mr. Hemmady, 115,417 shares and units valued at $252,763, Mr. Pratt, 113,834 shares and units valued at $249,296, Mr. O'Brien, 95,167 shares and units valued at $208,416; and Ms. Anderson, 104,584 shares and units valued at $229,039. Messrs. Lowy and Quiram have no remaining, unvested shares since they are no longer employed by us. We have not historically paid dividends on our common stock and do not presently intend to do so. Shares subject to restricted stock awards would be eligible to receive dividend payments upon the issuance of the restricted stock grant. Shares subject to restricted stock units are not issued until the restricted stock unit vests. Only after a restricted stock unit vests are the shares subject to the unit eligible to receive dividend payments.

(4)
The options granted to Messrs. Hemmady, O'Brien and Quiram in fiscal 2002 have been cancelled in connection with their participation in the ADC Stock Option Exchange Program. Mr. Hemmady elected to exchange options to acquire 425,110 shares, and under the terms of the program, received option grants for a total of 179,078 shares. Mr. O'Brien elected to exchange options to acquire 249,417 shares, and under the terms of the program, received option grants for a total of 114,166 shares. Mr. Quiram elected to exchange options to acquire 365,907 shares, and under the terms of the program, received option grants for a total of 154,518 shares. All of these options were granted on December 29, 2003, and have an exercise price of $2.83 per share.

(5)
Reported compensation includes the following employer contributions credited under our 401(k) Plan in fiscal year 2004: $4,019 to Mr. Switz, $6,337 to Mr. Hemmady, $4,100 to Mr. Pratt, $6,442 to Mr. O'Brien, $5,570 to Ms. Anderson and $6,080 to Mr. Quiram. Reported compensation also includes the following employer contributions credited under our 401(k) Excess Plan in fiscal year 2004: $10,500 to Mr. Switz, $1,034 to Mr. Hemmady, $2,903 to Mr. O'Brien, $1,803 to Ms. Anderson and $1,038 to Mr. Quiram. Also reported is compensation associated with the termination Mr. Lowy's employment, effective October 31, 2004. Mr. Lowy was paid $1,260,000 in severance compensation consistent with the terms of the Krone Acquisition Key Employee Retention Plan, adopted by ADC in recognition of the obligations ADC accepted in conjunction with our purchase of the Krone Group. Consistent with this Plan, Mr. Lowy was also paid $544,905 to offset the excise tax liability associated with such payments under Section 280(g) of the Internal Revenue Code. See the section of this prospectus titled "Employment Agreements and Other Compensatory Arrangements with Named Executive Officers" for more information about this compensation.

(6)
Mr. Lowy stopped serving as an executive officer on September 15, 2004, and his employment with us terminated on October 31, 2004. Mr. Quiram stopped serving as an executive officer on September 15, 2004, and his employment with us terminated on November 28, 2004.

Stock Option Grants

        The following tables summarize option grants to the current and former executive officers named in the Summary Compensation Table above during fiscal 2004, and the value of the options held by these individuals at the end of fiscal 2004. No stock appreciation rights, or "SARs," are held by these individuals and no options were exercised by them during fiscal 2004.

Option Grants in Fiscal 2004

Individual Grants
GRANT DATE VALUE
Number of Securities Underlying Options Granted (#)
% of Total Options Granted to Employees in Fiscal Year
				Exercise or Base Price ($/Share)		Expiration Date		Grant Date Present Value ($)
Robert E. Switz	—		—		—	—			—
Gokul V. Hemmady	179,078 37,262 102,738	(1)(4) (2) (2)	0.744 0.1548 0.4268	$ $ $	2.8300 2.9200 2.9200	12/29/2010 3/3/2014 3/3/2014		$ $ $	207,728 58,809 162,147	(5) (6) (6)
Michael K. Pratt	49,875 16,625	(2) (2)	0.2072 0.0691	$ $	2.9200 2.9200	3/3/2014 3/3/2014		$ $	78,716 26,239	(6) (6)
Patrick D. O'Brien	114,166 129,715 21,875 65,625	(1)(4) (1) (2) (2)	0.4742 0.5389 0.0909 0.2726	$ $ $ $	2.8300 2.8100 2.9200 2.9200	12/29/2010 12/30/2013 3/3/2014 3/3/2014		$ $ $ $	132,142 149,080 34,524 103,573	(5) (6) (6) (6)
JoAnne M. Anderson	102,738 47,262	(2) (2)	0.4268 0.1964	$ $	2.9200 2.9200	3/3/2014 3/3/2014		$ $	162,147 74,592	(6) (6)
Ronald A. Lowy	375,000	(3)	1.5579		$2.5300	—			$287,566	(7)
Jeffrey A. Quiram	154,518 20,125 60,375	(1)(4) (1) (1)	0.6419 0.0836 0.2508	$ $ $	2.8300 2.9200 2.9200	11/28/2005 — —	(8) (8) (8)	$ $ $	178,851 31,762 95,287	(5) (6) (6)

(1)
These options vested with respect to 25% of the grant on each of June 29, 2004 and December 29, 2004. The remaining shares underlying the options will vest in 25% increments on each June 29, 2005 and December 29, 2005, as long as the executive is still an employee as of these dates. The entire option will be fully vested as of December 29, 2005.

(2)
These options will vest with respect to 25% of the grant on each of March 3, 2005, March 3, 2006, March 3, 2007 and March 3, 2008, as long as the executive is still an employee as of these dates. The entire option will be fully vested as of March 3, 2008.

(3)
These options would have vested with respect to 25% of the grant on each of May 28, 2005, May 28, 2006, May 28, 2007 and May 28, 2008. Mr. Lowy's employment with us terminated effective on October 31, 2004. Because Mr. Lowy's employment terminated prior to November 12, 2004, all of these options expired without any portion of them having vested.

(4)
These options were granted as part of our Stock Option Exchange Program that was approved by our shareowners in fiscal 2003 and is discussed in detail in our January 26, 2004 proxy.

(5)
These amounts represent the estimated fair value of stock options, measured at the date of grant using the Black-Scholes option pricing model. There are four underlying assumptions used in developing the grant valuations: an expected volatility of 65.97%; an expected term to exercise of 4.29 years for all stock options grants within the quarterly period; a risk-free rate of return of 2.2% for the expected term of the option; and no dividend yield. The valuation was adjusted for risk of forfeiture in light of a company-wide turnover rate of 20%. The actual value, if any, an executive officer may realize will depend on the amount by which the stock price exceeds the exercise price on the date the option is exercised. Consequently, there is no assurance that the value realized by an executive officer will be at or near the value estimated above. These amounts should not be used to predict stock performance.

(6)
These amounts represent the estimated fair value of stock options, measured at the date of grant using the Black-Scholes option pricing model. There are four underlying assumptions used in developing the grant valuations: an expected volatility of 62.51%; an expected term to exercise of 4.46 years for all stock options grants within the quarterly period; a risk-free rate of return of 4.5% for the expected term of the option; and no dividend yield. The valuation was adjusted for risk of forfeiture in light of a company-wide turnover rate of 20%. The actual value, if any, an executive officer may realize will depend on the amount by which the stock price exceeds the exercise price on the date the option is exercised. Consequently, there is no assurance that the value realized by an executive officer will be at or near the value estimated above. These amounts should not be used to predict stock performance.

(7)
These amounts represent the estimated fair value of stock options, measured at the date of grant using the Black-Scholes option pricing model. There are four underlying assumptions used in developing the grant valuations: an expected volatility of 61.29%; an expected term to exercise of 4.37 years for all stock options grants within the quarterly period; a risk-free rate of return of 3.14% for the expected term of the option; and no dividend yield. The valuation was adjusted for risk of forfeiture in light of a company-wide turnover rate of 20%.

(8)
Mr. Quiram's employment with us terminated on November 28, 2004. These dates represent the last date on which Mr. Quiram may exercise that portion of the option which was vested at the time of his employment termination. Any portion of the option that was unvested at the time of his employment termination will not be exercisable. Where no date is listed, no portion of the option was vested at the time of his employment termination.

Aggregated Value of Options at End of Fiscal 2004

Name	Number of Securities Underlying Unexercised Options at End of Fiscal 2004 (#) (Exercisable/Unexercisable)	Value of Unexercised In-the-Money Options at End of Fiscal 2004 ($) (Exercisable/Unexercisable)(1)
Robert E. Switz	2,044,760/1,080,835	0/0
Gokul V. Hemmady	149,767/349,311	0/0
Michael K. Pratt	360,410/231,090	0/0
Patrick D. O'Brien	116,039/365,342	0/0
JoAnne M. Anderson	852,717/216,835	0/0
Ronald A. Lowy	0/0	0/0
Jeffrey A. Quiram	223,626/291,392	0/0

(1)
Value determined by subtracting the exercise price per share from $2.19, the market value per share of our common stock as of the last day of fiscal 2004.

Pension and Retirement Plans

        We maintain a Pension Excess Plan, which is intended to compensate employees designated at the discretion of our Board of Directors for the amount of benefits foregone under our former defined benefit Pension Plan (which was terminated on December 31, 1997) as a result of their participation in our Deferred Compensation Plan and the Executive Incentive Exchange Plan, and for the amount of benefits that could not be paid from the Pension Plan due to maximum benefit and compensation limitations under the Internal Revenue Code. Upon termination of employment, participants in the Pension Excess Plan receive a lump-sum payment equal to the amount of these benefits. Benefits payable under the Pension Excess Plan were frozen as of January 5, 1998, and participation in the Pension Excess Plan is limited to existing participants as of December 31, 1997. Messrs. Hemmady, Pratt, O'Brien and Lowy do not participate in the Pension Excess Plan. The estimated annual benefits payable under the Pension Excess Plan to Mr. Switz, Ms. Anderson and Mr. Quiram upon normal retirement at age 65 are $5,485, $1,242 and $805, respectively.

Change in Control and Termination of Employment Arrangements

        We maintain an Executive Change in Control Severance Pay Plan (the "Severance Plan") to provide severance pay in the event of a "change in control" (as defined in the Severance Plan) of ADC for executive officers (including those named in the summary compensation table) and certain other high-level executives. The Severance Plan provides for severance payments to eligible employees whose employment is terminated, either voluntarily with "good reason" (as defined in the Severance Plan) or involuntarily, during the two-year period following a change in control. The amount of severance pay to be received by the Chief Executive Officer is three times such person's annual base salary and annual target bonus, and for other eligible executives is two times their annual base salary and target bonus. The Severance Plan also provides for payment of a pro rata portion of the employee's bonus under the MIP or other applicable incentive bonus plan for the year in which employment termination occurs to the extent that the applicable incentive plan does not otherwise mandate a payment. This pro rata amount is the higher of the pro rata target incentive or pro rata actual incentive based on financial performance during the year. Since the ADC MIP and Executive MIP incentive plans provide a potential payment to participants who are employed as of the last day of the fiscal year, the Severance Plan provides for an incentive pay payment component for terminations occurring as of the last day of the fiscal year only to the extent that the target incentive exceeds the actual payment under the incentive plan. The Severance Plan payment will be made in a lump sum upon termination of employment. Under the Severance Plan, any severance payment to an eligible executive is increased by the amount, if any, necessary to take into account any additional taxes as a result of such payments being treated as "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code. If there had been a change in control as of the end of fiscal 2004 and the employment of the executive officers named in the summary compensation table above had been terminated, Messrs. Switz, Hemmady, Pratt, O'Brien, and Quiram and Ms. Anderson would have been entitled to receive lump-sum payments upon termination of $3,300,000, $775,000, $1,085,000, $744,000, $711,450 and $826,719 respectively, pursuant to the terms of the Severance Plan. These amounts do not take into account any increases necessary to compensate such individuals for additional taxes resulting from the application of Section 280G of the Internal Revenue Code.

        In connection with our acquisition of KRONE from GenTek, Inc. ("GenTek"), we implemented a KRONE Acquisition Key Employee Retention Plan (the "KRONE Retention Plan") that provides certain key employees who transferred their employment to us when the acquisition closed with the right to receive severance payments in the event their employment is terminated (a) by the employee for "good reason" (as defined in the KRONE Retention Plan), (b) by us other than for cause or (c) because of the employee's death or disability. The amount of severance to be paid is equal to (a) the amount of the participant's annual salary on the date of termination multiplied by a severance multiplier applicable to the participant and defined in a key employee retention program implemented by GenTek prior to the acquisition (the "GenTek Multiplier"), plus (b) all unused vacation time accrued by the participant as of the termination date, plus (c) all accrued but unpaid compensation earned by the participant prior to the termination date. In addition, for the period of months equal to the GenTek Multiplier multiplied by 12, the participant shall continue to be covered by all of our life, health care, medical and dental insurance plans and programs, other than disability, that the participant participated in on the termination date. Participants whose employment terminated prior to November 13, 2004, and who qualified for payment under the KRONE Retention Plan, are entitled to different benefits under the KRONE Retention Plan. Mr. Lowy was a participant in the KRONE Retention Plan and his employment was terminated prior to November 13, 2004. The terms of Mr. Lowy's severance benefits are generally described under "Employment Agreements and Other Compensatory Arrangements with Named Executive Officers." His termination of employment, effective October 31, 2004, created a severance benefit of $1,260,000 plus a payment of $544,905 in recognition of added taxes that he will be obligated to pay resulting from the application of Section 280G of the Internal Revenue Code.

        We have other compensatory arrangements with our executive officers relating to a change in control of ADC. All stock option agreements outstanding under our employee stock option plans provide for the acceleration of exercisability of options upon a change in control (or, in certain cases, only if the optionee's employment is terminated without cause within two years following a change in control). In addition to stock options, our Compensation Committee has granted restricted stock awards and restricted stock units to some of our executive officers. These award agreements provide for accelerated vesting of all outstanding shares of restricted stock and restricted stock units following a change in control.

        The Compensation Committee also has previously approved severance guidelines for executive officers who may be terminated involuntarily without cause outside of the change-in-control context. These guidelines provide for a severance payment ranging from nine to 15 months of base salary and two months of continued employee benefits. These guidelines may be changed at any time in the discretion of the Compensation Committee. In connection with our recruitment of Mr. Pratt during fiscal 2002, we agreed to provide a severance payment of 18 months of base salary if his employment is terminated involuntarily without cause or voluntarily with good reason within three years of his start date. This individual severance commitment is coextensive with, and not in addition to, our general severance guidelines for executive officers.

Employment Agreements and Other Compensatory Arrangements with Named Executive Officers

  Robert E. Switz

        We entered into an employment agreement with Mr. Switz in conjunction with his appointment as Chief Executive Officer effective August 13, 2003. We considered a number of factors in entering into this agreement, including competitive practices at U.S. telecommunications and technology companies of our approximate size, our existing compensation and benefit programs, and our recent use of a combination of stock options and restricted stock to selected executives, to provide a balanced long-term retention and performance incentive as well as an opportunity to increase ownership of ADC common stock. The term of this agreement continues until August 13, 2006, and it automatically renews for successive one-year periods unless either party elects to terminate the agreement.

        Mr. Switz' agreement provides for an initial base salary of $550,000 per year and a target annual incentive bonus under our Executive MIP of 100% of base salary. The criteria for earning the bonus are set by the Compensation Committee each year. The agreement also provided for the grant of an option to acquire 1,200,000 shares with an exercise price equal to the market price of our common stock on the date of grant and a grant of 650,000 restricted shares, both of which were made on

August 29, 2003. Vesting of these grants occurs over a three-year period. The agreement also provides that beginning in fiscal 2005, Mr. Switz will be eligible for additional grants of equity-based compensation in accordance with Compensation Committee determinations.

        The agreement also contains non-competition and non-solicitation covenants on the part of Mr. Switz, and provides for the payment of employee benefits and certain executive perquisites.

        The compensation payable to Mr. Switz in the event of his termination of employment depends on the nature of the termination as described below:

  •
  In the case of Mr. Switz' death or total disability, the agreement provides for full vesting of the restricted stock and stock option awards made in August 2003, and the exercise period of the stock option awards would extend until the earlier of the third anniversary of his termination of employment or the end of the ten-year term of the option.

  •
  In the event that Mr. Switz voluntarily terminates his employment without "good reason" or if we terminate his employment for "cause" (both as defined in the agreement), no compensation will be provided other than the normal payment of salary already earned and other benefits to which he is legally entitled as an employee.

  •
  In the event that Mr. Switz terminates his employment for good reason or if we terminate his employment for reasons other than cause, Mr. Switz is entitled to (a) a lump sum cash severance equal to 200% of the base salary and target annual incentive, (b) payment of the employer portion of medical and dental premiums under COBRA for up to six months, and (c) accelerated vesting of the August 2003 stock option and restricted stock awards, in which case he would be able to exercise this stock option until the earlier of the third anniversary of his termination of employment or the end of the ten-year term of the option.

  •
  If Mr. Switz' employment is terminated following a change in control, he is entitled to the benefits provided by our then-current Executive Change in Control Severance Plan, and if such benefits are paid, he is not entitled to any other payment or benefits under the employment agreement.

  Ronald A. Lowy

        In connection with our acquisition of the KRONE group from GenTek completed in May 2004, we entered into a series of agreements with Mr. Lowy regarding his employment. On March 24, 2004 we executed a letter agreement of employment with Mr. Lowy that became effective when we closed on the acquisition. We considered the same factors when entering into the letter agreement with Mr. Lowy that we considered when entering into Mr. Switz' employment agreement as well as considerations relevant to the terms of the acquisition agreement with the seller of the KRONE Group. Mr. Lowy's employment terminated with us on October 31, 2004. As such, only certain terms of the letter agreement remain in effect.

        The letter agreement provided Mr. Lowy with a base salary of $360,000 per year. Under the letter agreement we also agreed to compensate Mr. Lowy under the Management Incentive Plan of GenTek for services he performed for KRONE from January 1, 2004 through the close of the KRONE acquisition on May 18, 2004. For employment after May 18, 2004, the letter agreement provided Mr. Lowy with a target annual incentive bonus under our MIP of 75% of his base salary. The letter agreement further provided for the grant of an option to acquire 375,000 shares and a grant of 125,000 shares of restricted stock units. Because Mr. Lowy's employment with us terminated prior to November 12, 2004, no portion of either of these grants will vest.

        The letter agreement also contains non-solicitation covenants on the part of Mr. Lowy that will remain in effect until October 31, 2005.

        Under the letter agreement we agreed to provide Mr. Lowy with a key employee retention plan severance benefit consistent with the benefits for which he was eligible under the GenTek, Inc. Key Employee Retention Plan. Subsequent to the execution of the letter agreement we implemented the KRONE Retention Plan and provided Mr. Lowy with an individual award letter under that plan consistent with the terms of our initial agreements with Mr. Lowy and GenTek. The terms of Mr. Lowy's award provided that Mr. Lowy would be entitled to a severance payment in the event that his employment with us was terminated (a) by us for any reason other than cause, (b) by Mr. Lowy for good reason, or (c) as a result of his death or disability. The termination of Mr. Lowy's employment with us triggered the payment obligation under the plan. As disclosed in the Summary Compensation Table and in the description of our "Change in Control and Termination of Employment Arrangements" of this prospectus, we paid Mr. Lowy a lump sum cash payment of $1,804,905. This payment was equal to (a) two times his annual salary, plus (b) his target bonus for the 2004 fiscal year, and (c) a gross-up for added taxes he will be obligated to pay resulting from the application of Section 280G of the Internal Revenue Code. Mr. Lowy is also entitled to receive continuation of certain health and welfare benefits for twenty-four months following his employment termination or, if earlier, until he obtains benefits from any subsequent employer. Mr. Lowy's receipt of these benefits was conditioned upon his execution of a severance agreement and general release, which he executed in November 2004.

  Jeffrey A. Quiram

        In connection with the termination of Mr. Quiram's employment with us that occurred in November 2004, we provided Mr. Quiram with the following benefits in return for his execution of a severance agreement and general release:

  •
  payments equal to $211,848 (less all applicable withholdings under law) payable in four installments during our fiscal year 2005; and

  •
  payment of our employer contribution for medical and dental insurance premiums for December 2004 and January 2005 should Mr. Quiram elect to continue insurance coverage through COBRA.

The severance agreement and general release also contains a non-solicitation covenant on the part of Mr. Quiram that will remain in effect until November 28, 2005.

Compensation of Directors

        Compensation for nonemployee directors is paid on a calendar year rather than a fiscal year basis. Our President and Chief Executive Officer, who is also a director, does not receive any extra compensation for serving as a director. Compensation for directors consists of a combination of cash payments and annual stock option and restricted stock unit awards. In 2004, nonemployee directors received an annual retainer of $25,000. Directors also received $1,500 for each Board meeting attended and $1,000 for each committee meeting attended. In addition, the Non-executive Chairman of the Board receives an annual retainer of $100,000, the director who acts as Chairman of the Audit Committee receives an annual retainer of $7,500 and directors who act as Chairs of the remaining Board committees receive an annual retainer of $5,000.

        Annual retainers and fees for Board and Board committee participation were eligible to be deferred pursuant to our Compensation Plan for Nonemployee Directors. In 2004, directors could elect to defer their cash compensation into a deferred cash account or exchange their cash compensation for restricted stock units subject to forfeiture under our Global Stock Incentive Plan. The restricted stock units would vest on the first business day of the calendar year following the year for which the cash compensation was deferred, have a fair market value equal to the amount of the deferred fees on the date of the grant and be issuable upon the director's retirement or resignation. Interest is paid on amounts deferred in the deferred cash account based on the prime commercial rate of Wells Fargo Bank N.A.

        For calendar year 2004, one director elected to exchange all or a portion of his fees for restricted stock units. No directors elected to defer all or a portion of their fees into a deferred cash account.

        In addition to cash compensation, each of our nonemployee directors received an annual option grant to acquire 25,000 shares of common stock and an annual grant of restricted stock units with a value of $25,000 under our Global Stock Incentive Plan unless they joined the Board during the year. Directors who joined the Board in 2004 received an initial option grant to purchase 40,000 shares upon becoming a Board member and a grant of restricted stock units with value equal to a pro rata portion of the $25,000 value received by existing directors. The pro ration was based on the number of months left in the calendar year when the director joined the Board. The options have an exercise price equal to the fair market value of our common stock on the date of grant and a term of ten years.

        For calendar year 2005, our compensation program for directors will be the same as the program in effect during calendar year 2004. However, the number of shares granted as stock options will change in light of changes in the market price of our common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of December 31, 2004, certain information with respect to all shareowners known by us to have been beneficial owners of more than five percent of our common stock, and information with respect to our common stock beneficially owned by our directors, our executive officers included in the Summary Compensation Table set forth under the caption "Management" above and all of our directors and executive officers as a group. Except as otherwise indicated, the shareowners listed in the table have sole voting and investment power with respect to the common stock owned by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Common Stock Outstanding
Alliance Capital Management, L.P. c/o AXA Financial, Inc. 1290 Avenue of the Americas New York, NY 10104	72,742,536	(1)	8.98%
Robert E. Switz	3,424,592	(2)(4)	*
Gokul V. Hemmady	334,272	(2)(4)	*
Michael K. Pratt	586,107	(2)(4)	*
Patrick D. O'Brien	339,719	(2)(4)	*
JoAnne M. Anderson	987,585	(2)(4)	*
Ronald A. Lowy	0		*
Jeffrey A. Quiram	433,005	(2)(4)	*
John J. Boyle III	1,035,558	(3)	*
John A. Blanchard III	428,879	(3)	*
John D. Wunsch	300,000	(3)	*
Jean-Pierre Rosso	368,896	(3)	*
B. Kristine Johnson	382,537	(3)	*
James C. Castle	176,352	(3)	*
Larry W. Wangberg	172,764	(3)	*
Mickey P. Foret	67,083	(3)	*
Lois M. Martin	40,000	(3)	*
J. Kevin Gilligan	40,000	(3)	*
John Rehfeld	40,000	(3)	*
William R. Spivey	40,000	(3)	*
All executive officers and directors as a group (21 persons)	10,386,786	(5)	1.28%

*
Less than 1%.

(1)
Based on information in a Form 13F for the quarter ended September 30, 2004, filed by AXA Financial, Inc. on behalf of Alliance Capital Management L.P.

(2)
Includes (a) shares issuable pursuant to stock options exercisable within 60 days after December 31, 2004 and (b) shares held in trust for the benefit of the executive officers pursuant to our Retirement Savings Plan, which we call the "401(k) Plan" in this prospectus, respectively: for Mr. Switz, (a) options to purchase 2,357,094 shares and (b) 41,348 shares; for Mr. Hemmady, (a) options to purchase 224,537 shares and (b) 1,448 shares; for Mr. Pratt, options to purchase 420,827 shares; for Mr. O'Brien, (a) options to purchase 212,816 shares and (b) 15,892 shares; for Ms. Anderson, (a) options to purchase 879,551 shares and (b) 22,703 shares; and for Mr. Quiram, (a) options to purchase 198,626 shares and (b) 88,476 shares.

(3)
Includes shares issuable pursuant to options exercisable within 60 days after December 31, 2004: for Mr. Boyle, options to purchase 948,240 shares; for Mr. Blanchard, options to purchase 259,291 shares; for Mr. Wunsch, options to purchase 271,000 shares; for Mr. Rosso, options to purchase 329,696 shares; for Ms. Johnson, options to purchase 343,737 shares; for Dr. Castle, options to purchase 154,912 shares; for Mr. Wangberg, options to purchase 167,764 shares; for Mr. Foret, options to purchase 67,083 shares; for Ms. Martin, options to purchase 40,000 shares; for Mr. Gilligan, options to purchase 40,000 shares; for Mr. Rehfeld, options to purchase 40,000 shares; and for Dr. Spivey, options to purchase 40,000 shares.

(4)
Includes shares of restricted stock issued under our Global Stock Incentive Plan that may be voted by the holders thereof but are subject to future vesting conditions and therefore cannot be transferred: for Mr. Switz, 533,334 shares; for Mr. Hemmady, 25,000 shares; for Mr. Pratt, 58,334 shares; for Mr. O'Brien, 25,000 shares; and for Ms. Anderson, 16,667 shares.

(5)
Includes (a) 7,852,050 shares issuable pursuant to stock options exercisable within 60 days after December 31, 2004; (b) 223,810 shares held in trust for the benefit of executive officers pursuant to the 401(k) Plan; and (c) 708,336 restricted shares of restricted stock issued under our Global Stock Incentive Plan that may be voted by the holders thereof but are subject to future vesting conditions and therefore cannot be transferred.

DESCRIPTION OF NOTES

        We issued the notes under an indenture dated as of June 4, 2003, between us and U.S. Bank National Association, as trustee, and subject to a registration rights agreement dated as of June 4, 2003, among us and the initial purchasers of the notes. The following summarizes some, but not all, provisions of the notes, the indenture and the registration rights agreement. We urge you to read the indenture, the certificates evidencing the notes and the registration rights agreement because those documents, and not this description, define your rights as a holder of the notes. A copy of the form of indenture, the forms of certificates evidencing each series of notes and the registration rights agreement is available to you upon request.

General

        The notes are general unsecured obligations of ADC and are subordinate in right of payment as described under "—Subordination of Notes." The notes are convertible into common stock as described under "—Conversion of Notes." The fixed rate notes are not subject to redemption at our option; the floating rate notes are subject to redemption at our option as described under "—Optional Redemption by ADC." The aggregate principal amount of the fixed rate notes is $200 million and the aggregate principal amount of the floating rate notes is $200 million. The notes are issued only in denominations of $1,000 or in integral multiples of $1,000. Upon registration of the resale of the notes pursuant to the registration rights agreement, the indenture will be subject to and governed by the Trust Indenture Act of 1939.

        The fixed rate notes will mature on June 15, 2008 and the floating rate notes will mature on June 15, 2013, in each case, unless earlier converted, redeemed or purchased by us at your option upon a change in control. If the maturity date falls on a day that is not a business day, we will pay the principal and interest on the next succeeding business day. The payment made on the next succeeding business day will be treated as though it had been made on the original due date and no interest will accrue on the payment for the additional period of time. Neither we nor our subsidiaries are restricted from paying dividends, incurring debt, including senior indebtedness, or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of ADC, except to the extent described under "—Purchase of Notes at Your Option Upon a Change in Control." If we incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. The notes are issued only in fully-registered book-entry form, without coupons, and are represented by one or more global notes registered in the name of The Depository Trust Company, or DTC, except under the limited circumstances described below under "—Book-Entry, Delivery and Form." Principal of and interest on the notes are payable, and transfers of the notes are registrable, only through DTC.

Interest

        The fixed rate notes bear interest at a rate of 1.0% per annum. The floating rate notes bear interest at an annual rate equal to 6-month LIBOR, reset on each interest payment date, plus 0.375%. The initial interest rate on the floating rate notes until the first interest payment date on December 15, 2003 was 1.59625%. The interest rate for the current period ending June 15, 2005 is 3.065%. Interest payments for all the notes include accrued interest from and including June 4, 2003 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to but excluding the interest payment date or the date of maturity, as the case may be.

        We pay interest semiannually on June 15 and December 15 of each year (this began December 15, 2003), to the holders of record at the close of business on the preceding June 1 and December 1, respectively. We will pay interest payable at maturity to the person to whom the principal is paid. There are two exceptions to the preceding paragraph:

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  In general, we will not pay accrued and unpaid interest on any notes that are converted into our common stock. Instead, accrued interest will be deemed paid by the common stock received by holders on conversion. If a holder of notes converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder will receive on that interest payment date accrued and unpaid interest on those notes, notwithstanding the holder's conversion of those notes prior to that interest payment date. This is because that holder will have been the holder of record on the corresponding record date. However, at the time that holder surrenders notes for conversion, the holder must pay to us an amount equal to the amount of interest that the holder will receive on the related interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but on or prior to the corresponding interest payment date or (2) any overdue interest exists at the time of conversion with respect to the notes converted. In these circumstances, the holder will not be required to pay us for the amount of the interest payment that the holder will receive that represents overdue interest, but will be required to pay us for the amount of the interest payment that the holder will receive that represents payment of interest that is not overdue. Accordingly, under those circumstances, a holder of notes who chooses to convert those notes on a date that is after a record date, but prior to the corresponding interest payment date, will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of interest the holder will receive on the interest payment date or, in the case of (2) above, the amount of the interest payment that the holder will receive that represents overdue interest.

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  We will pay interest to a person other than the holder of record on the record date if we redeem, or holders elect to require us to repurchase, the notes on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the notes being redeemed or repurchased to, but not including, the redemption or repurchase date to the same person to whom we pay the principal of those notes.

        Interest on the fixed rate notes is computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on the floating rate notes is calculated on the basis of a 360-day year using the actual number of days elapsed from and including an interest payment date to but excluding the next succeeding interest payment date. We are not required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it had been made on the original due date and no interest will accrue on the payment for the additional period of time.

6-month LIBOR

        The interest rate for the floating rate notes will be reset by a calculation agent appointed by us (initially U.S. Bank National Association) on each interest payment date, commencing December 15, 2003. To do so, the calculation agent will determine 6-month LIBOR on the second London banking day preceding the related interest payment date, which we refer to as the LIBOR determination date, and then add 0.375% to it.

        "6-month LIBOR" means:

          (a)   the rate for six-month deposits in United States dollars commencing on the related interest payment date, that appears on the Moneyline Telerate Page 3750 as of 11:00 a.m., London time, on the LIBOR determination date; or

          (b)   if no rate appears on the particular LIBOR determination date on the Moneyline Telerate Page 3750, the rate calculated by the calculation agent as the arithmetic mean (rounded, if necessary, to the nearest one thousandth of a percentage point, with five one-ten thousandths of a percentage point rounded upwards) of at least two offered quotations obtained by the calculation agent after requesting the principal London offices of each of four major reference banks in the London interbank market to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of six months, commencing on the related interest payment date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that LIBOR determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

          (c)   if fewer than two offered quotations referred to in clause (b) are provided as requested, the rate calculated by the calculation agent as the arithmetic mean (rounded, if necessary, to the nearest one thousandth of a percentage point, with five one-ten thousandths of a percentage point rounded upwards) of the rates quoted at approximately 11:00 a.m., New York time, on the particular LIBOR determination date by three major banks in The City of New York selected by the calculation agent for loans in United States dollars to leading European banks for a period of six months and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

          (d)   if the banks so selected by the calculation agent are not quoting as mentioned in clause (c), 6-month LIBOR in effect on the preceding LIBOR determination date (2.235% per annum in the case of the reset on December 15, 2004).

        "Moneyline Telerate Page 3750" means the display on Moneyline Telerate (or any successor service) on such page (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for United States dollars.

        "London banking day" means a day on which commercial banks are open for business, including dealings in United States dollars, in London.

Conversion of Notes

        You will have the right, at your option, in whole or in part, to convert your notes into shares of our common stock at any time prior to maturity at the conversion price of $4.013 per share (equivalent to a conversion rate of approximately 249.1901 shares per $1,000 principal amount of notes), subject to the adjustments described below. You may convert notes only in principal amounts of $1,000 and integral multiples of $1,000.

        Except as described above under "Interest" and below, we will not make any payment or other adjustment for accrued interest or dividends on any common stock issued upon conversion of the notes.

        Upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under our Second Amended and Restated Rights Agreement or any future rights plan, unless, prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we made a distribution to all holders of our common stock as described in clause (4) below. Our Second Amended and Restated Rights Agreement and the rights under it are described below under "Description of Capital Stock—Anti-Takeover Provisions of Minnesota Law and Our Charter Documents; Rights Agreement—Rights Agreement."

        We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash for the fractional amount based upon the last reported sale price of our common stock on the trading day prior to the date of conversion.

        If the notes are subject to purchase following a change in control, your conversion rights on the notes subject to purchase will expire at the close of business on the last business day before the purchase date or such earlier date as you present the notes for purchase, unless we default in the payment of the purchase price, in which case your conversion right will terminate at the close of business on the date the default is cured and we purchase the notes. If you have submitted your notes for purchase upon a change in control, you may only convert your notes if you withdraw your election in accordance with the indenture.

        Your conversion rights on any notes called for redemption will expire at the close of business on the last business day before the redemption date, unless we default in the payment of the redemption price, in which case your conversion right will terminate at the close of business on the date the default is cured and we redeem the notes.

        To convert a note you must complete the conversion notice on the back of the note and deliver it, together with the note, to the office or agency maintained by us for this purpose in The City of New York, which will initially be the office of the trustee. In addition, if there is any tax or duty that is payable as the result of any transfer involved in the issuance or delivery of those shares in a name other than your own, you must pay the amount of that tax or duty. The notes will be deemed to have been converted immediately prior to the close of business on the date on which you have satisfied all of the foregoing requirements and a certificate representing the shares of common stock into which your notes have been converted will be delivered to you as soon as practicable after that date.

        When we have delivered the shares of common stock issued on conversion of your notes, together with any cash payment in lieu of a fractional share and any required interest payment, we will have satisfied all of our obligations with respect to the converted notes in full.

        The conversion price will be adjusted upon the occurrence of:

          (1)   the issuance of shares of our common stock as a dividend or distribution on our common stock;

          (2)   the subdivision or combination of our outstanding common stock;

          (3)   the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

          (4)   the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness or other assets, or rights or warrants, excluding:

    •
    dividends, distributions and rights or warrants referred to in clause (1) or (3) above; and

    •
    dividends or distributions exclusively in cash referred to in clause (5) below;

          (5)   the dividend or distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that together with (a) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (b) all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution; and

          (6)   the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (a) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (b) all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

        We will not make any adjustment if holders of notes may participate in the transactions described above without converting.

        In the event of:

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  any reclassification of our common stock;

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  a consolidation, merger or combination involving ADC; or

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  a sale or conveyance to another person of all or substantially all of our assets;

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes generally will be entitled to convert their notes into the same type of consideration that they would have been entitled to receive had they converted the notes into common stock immediately prior to the event. This calculation will be based on the assumption that the holder would not have exercised any rights of election that the holder would have had as a holder of common stock to select a particular type of consideration.

        There is no precise, established definition of the term "all or substantially all of our assets" under applicable law and accordingly, there may be uncertainty as to whether the foregoing provision would apply to a sale or lease of less than all of our assets.

        No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or any such convertible or exchangeable securities.

        We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our board of directors determines that such reduction would be in our best interest. Any such determination by our board will be conclusive. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event. We are required to give at least 15 days' prior notice of any reduction in the conversion price. We have agreed not to reduce the conversion price of the notes to a level that would result in the issuance or potential issuance of common stock in amounts that would require approval by our shareholders under NASDAQ rules, unless we obtain shareholder approval prior to such reduction in the conversion price.

        You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price. See "United States Federal Income Tax Considerations."

Subordination of Notes

        The payment of the principal of, premium, if any, interest and additional interest, if any, on the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of the senior indebtedness, of all existing and future senior indebtedness. If we dissolve, wind up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of the senior indebtedness before we pay the holders of the notes. If the notes are accelerated because of an event of default we must pay the holders of senior indebtedness in full all amounts due and owing to them before we pay the note holders. The indenture will require that we must promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture.

        We may not make any payment on the notes or purchase or otherwise acquire the notes if:

  •
  a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable grace period; or

  •
  any other default on designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or any other person permitted to give such notice under the indenture.

        We are required to resume payments on the notes:

  •
  in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

  •
  in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

        No new period of payment blockage may be commenced for a default unless 365 days have elapsed since the effectiveness of the immediately prior payment blockage notice.

        No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

        As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive ratably more and holders of the notes may receive ratably less than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

        If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

        As of October 31, 2004 we had no senior indebtedness outstanding.

        In addition, we conduct a substantial portion of our operations through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, depend in part on the earnings of those subsidiaries and the distribution of earnings, loans or other payments by those subsidiaries to us. Our subsidiaries are separate and distinct legal entities with no obligation to pay any amounts due on the notes or to provide us with funds to enable us to meet our payment obligations, whether by dividends, distributions, loans or other payments. Any payment of dividends, distributions, loans or advances by our subsidiaries will be contingent on our subsidiaries' earnings and could be subject to contractual or statutory restrictions. Our right to receive any assets of any of our subsidiaries on their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, is structurally subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we are a creditor of any of our subsidiaries, our rights as a creditor will be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

        As of October 31, 2004 our subsidiaries had total liabilities of as much as approximately $369 million (excluding liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the notes would have been effectively subordinated.

        Neither we nor our subsidiaries are restricted from incurring additional debt, including senior indebtedness, under the indenture. If we or our subsidiaries incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. We expect that we and our subsidiaries will from time to time incur additional indebtedness and other liabilities.

        We will pay reasonable compensation to the trustee and indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee's claims for such payments will be senior to the claims of the note holders.

        "Indebtedness" means:

          (1)   all of our indebtedness, obligations and other liabilities, contingent or otherwise, (a) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (b) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of ADC or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

          (2)   all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers' acceptances;

          (3)   all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

          (4)   all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

          (5)   all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

          (6)   all of our direct or indirect guarantees or similar agreements by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5); and

          (7)   any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

        "Senior indebtedness" means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

          (1)   indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes; and

          (2)   any indebtedness to any of our majority-owned subsidiaries, other than indebtedness arising by reason of guarantees by us of indebtedness of any such subsidiary to a person that is not our subsidiary; and

          (3)   the notes.

        "Designated senior indebtedness" means any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is "designated senior indebtedness" for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

Optional Redemption by ADC; No Sinking Fund

  Fixed Rate Notes

        We may not redeem the fixed rate notes prior to the maturity date.

  Floating Rate Notes

        At any time on or after June 23, 2008, we may redeem the notes in whole or in part at the following prices expressed as a percentage of the principal amount.

Period	Redemption Price
Beginning on June 23, 2008 and ending on June 14, 2009	100.98%
Beginning on June 15, 2009 and ending on June 14, 2010	100.82%
Beginning on June 15, 2010 and ending on June 14, 2011	100.66%
On and after June 15, 2011	100.50%

        In each case, we will pay interest to, but excluding, the redemption date.

  Mechanics of Optional Redemption

        We are required to give notice of redemption by mail to holders of floating rate notes not more than 60 but less than 30 days prior to the redemption date. If less than all of the outstanding floating rate notes are to be redeemed, the trustee will select the floating rate notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your floating rate notes is selected for partial redemption and you convert a portion of your floating rate notes, the conversion will be deemed to be taken first from the portion selected for redemption.

        We may not redeem the floating rate notes if we have failed to pay any interest or premium on the floating rate notes and such failure to pay is continuing. We will issue a press release if we redeem the floating rate notes.

        On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of the floating rate notes to be redeemed on that date. On and after the redemption date, unless we default in the deposit of the redemption price, interest will cease to accrue on the floating rate notes or any portion of the floating rate notes called for redemption, the conversion right with respect to the floating rate notes or any portion of the floating rate notes called for redemption will lapse and all other rights of the holder will terminate other than the right to receive the redemption price, without interest from the redemption date, on surrender of the floating rate notes.

  No Sinking Fund

        There will be no sinking fund for the notes.

Purchase of Notes at Your Option upon a Change in Control

        If a change in control occurs, you will have the right to require us to purchase all or any part of your notes 30 business days after the occurrence of such change in control at a purchase price equal to 100% of the principal amount of the notes together with any accrued and unpaid interest and additional interest, if any, to, but excluding, the change in control purchase date. Notes submitted for purchase must be in integral multiples of $1,000 principal amount.

        Instead of paying the change in control purchase price in cash, we may, at our option, pay:

  •
  the change in control purchase price in our common stock,

  •
  in the case of a merger in which we are not the surviving corporation, common stock or American Depositary Receipts (or other securities representing common equity interests) of the surviving corporation or its direct or indirect parent corporation,

  •
  cash, or

  •
  a combination of stock and cash.

The number of shares of common stock or American Depositary Receipts (or other securities representing common equity interests) a holder will receive will equal the relevant amount of the change in control purchase price to be paid in common stock or American Depositary Receipts (or other securities representing common equity interests) divided by 97% of the average of the last reported sale prices of the common stock or American Depositary Receipts (or other securities representing common equity interests) for the 15 trading days immediately preceding and including the third trading day prior to the repurchase date. However, we may not pay the change in control purchase price in common stock or American Depositary Receipts (or other securities representing common equity interests) or a combination of common stock or American Depositary Receipts (or other securities representing common equity interests) and cash, unless we satisfy certain conditions prior to the repurchase date. These conditions are set forth in the indenture and include:

  •
  registration of the common stock or American Depositary Receipts (or other securities representing common equity interests) to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

  •
  qualification of the common stock or American Depositary Receipts (or other securities representing common equity interests) to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

  •
  listing of the common stock or American Depositary Receipts (or other securities representing common equity interests) on a United States national securities exchange or quotation thereof in an inter-dealer quotation system of any registered United States national securities association.

        We will mail to the trustee and to each holder a written notice of the change in control within 10 business days after the occurrence of such change in control. This notice will state certain specified information, including:

  •
  information about, and the terms and conditions of, the change in control;

  •
  information about the holders' right to convert the notes;

  •
  information about the holders' right to require us to purchase the notes;

  •
  the procedures required for exercise of the purchase option;

  •
  the name and address of the paying and conversion agents; and

  •
  whether the change in control purchase price will be paid in cash, common stock or American Depositary Receipts (or other securities representing common equity interests), or a combination thereof.

        You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date.

        Because the average of the last reported sale prices of the common stock or American Depositary Receipts (or other securities representing common equity interests) will be determined prior to the applicable change in control purchase date to the extent we pay any portion of the change in control purchase price in common stock or American Depositary Receipts (or other securities representing common equity interests), holders of notes bear the market risk that the stock will decline in value between the date the average of the last reported prices is calculated and the repurchase date.

        A change in control will be deemed to have occurred if any of the following occurs:

  •
  any "person" or "group" is or becomes the "beneficial owner" of shares of our voting stock representing 50% or more of the total voting power of all our outstanding voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

  •
  we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that "beneficially owned" the shares of our voting stock immediately prior to such transaction "beneficially own" shares of our voting stock representing at least a majority of the total voting power of all outstanding voting stock of the surviving or transferee person; or

  •
  the holders of our capital stock approve any plan or proposal for the liquidation or dissolution of ADC (whether or not otherwise in compliance with the indenture).

        However, a change in control will not be deemed to have occurred if either:

  •
  the last reported sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such day; or

  •
  in the case of a merger or consolidation, at least 50% of the consideration by value in the merger or consolidation constituting the change in control consists of common stock or American Depositary Receipts (or other securities representing common equity interests) and any associated rights traded on a United States national securities exchange or quoted on The NASDAQ National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions at least 50% of the value of the consideration for which the notes become convertible consists of such common stock or American Depositary Receipts (or other securities representing common equity interests) and associated rights.

        For purposes of this change in control definition:

  •
  "person" and "group" have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term "group" includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(l) under the Exchange Act, or any successor provision;

  •
  a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of our voting stock will be deemed to include, in addition to all outstanding shares of our voting stock and unissued shares deemed to be held by the "person" or "group" or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons;

  •
  "beneficially own" and "beneficially owned" have meanings correlative to that of beneficial owner;

  •
  "unissued shares" means shares of voting stock not outstanding that are subject to options, warrants, rights to acquire or conversion privileges exercisable within 60 days of the date of determination of a change in control; and

  •
  "voting stock" means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of our board of directors.

        There is no precise, established definition of the term "all or substantially all of our assets" under applicable law and accordingly, there may be uncertainty as to whether the foregoing provision would apply to a sale or lease of less than all of our assets.

        In the event of a purchase offer required as a result of a change in control, we will:

  •
  comply with the provisions of Rule 13e-4 and Rule 14e-l, if applicable, under the Exchange Act;

  •
  file a Schedule TO or any successor or similar schedule if required under the Exchange Act; and

  •
  otherwise comply with all applicable federal and state securities laws.

        On or before the change in control purchase date, we will deposit with a paying agent (or the trustee) money or securities sufficient to pay the purchase price of the notes to be purchased on that date. On and after the change in control purchase date, unless we default in the deposit of the purchase price, interest will cease to accrue on the notes or any portion of the notes as to which a repurchase election has been validly made and not withdrawn, the conversion right with respect to the notes or any portion of the notes as to which the election has been made will lapse and all other rights of the holder will terminate other than the right to receive the purchase price, without interest from the change in control purchase date, on surrender of the notes.

        This change in control purchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchasers that we believe represents a standard term in securities similar to the notes.

        We may in the future enter into agreements, including agreements relating to senior indebtedness, the terms of which:

  •
  require us to repurchase that indebtedness upon the occurrence of events similar to a change in control as defined above;

  •
  provide that events similar to a change in control as defined above constitute an event of default permitting acceleration of that indebtedness; or

  •
  prohibit our repurchase of the notes on a change in control in general or under specified circumstances.

        If we are unable to pay the change in control purchase price for notes properly tendered by holders, that failure will constitute an event of default under the indenture, whether the failure occurs as the result of one of the foregoing reasons, because the subordination provisions of the indenture prohibit us from doing so at the time, because we have insufficient funds to do so at the time or for any other reason.

        We could, in the future, enter into transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including senior indebtedness, outstanding or otherwise adversely affect the holders of the notes.

Events of Default

        Each of the following will constitute an event of default under the indenture:

          (1)   we fail to pay principal or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

          (2)   we fail to pay any interest or additional interest on any note when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

          (3)   we fail to perform any other covenant required of us in the indenture if such failure continues for 60 days after written notice is given in accordance with the indenture;

          (4)   we fail to pay the purchase price of any note when due, whether or not prohibited by the subordination provisions of the indenture;

          (5)   we fail to provide timely notice of a change in control;

          (6)   we or any of our significant subsidiaries fail to pay any indebtedness for money borrowed by us or one of our significant subsidiaries in an outstanding principal amount in excess of $25.0 million at final maturity or upon acceleration and such indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded, within 30 days after written notice is given in accordance with the indenture; and

          (7)   certain events of bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

        If an event of default (other than one described in clause (7) above with respect to us) occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of a series may declare the principal amount of the notes of such series to be due and payable immediately. If an event of default described in clause (7) above occurs with respect to us, the principal amount of the notes of each series will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions earlier described.

        After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes of any series may, under certain circumstances, rescind and annul the acceleration with respect to that series if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

        Subject to the trustee's duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders have offered to the trustee reasonable indemnity.

        The holders of a majority in principal amount of all outstanding notes of a series will have the right, subject to the trustee's right to require reasonable indemnity, to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

        No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

  •
  the holder has previously given the trustee written notice of a continuing event of default;

  •
  the holders of at least 25% in aggregate principal amount of the notes of the applicable series then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

  •
  the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes of such series then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

        However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium, interest or additional interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

        Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes of any series may waive any default or event of default and its consequences with respect to such series, except the following defaults or events of default:

  •
  failure to pay principal, premium, interest or additional interest on any note when due;

  •
  failure to convert any note into common stock; or

  •
  failure to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

        We are required to furnish to the trustee, on an annual basis, a statement by certain of our officers as to whether or not, to the officer's knowledge, we are in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Modification and Waiver

        We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of, the note holders to, among other things, cure any ambiguity, defect or inconsistency or make any other change that does not adversely affect the rights of any note holder.

        We and the trustee may amend or supplement the indenture or the notes with respect to any series with the consent of the holders of a majority in aggregate principal amount of the outstanding notes of such series. In addition, the holders of a majority in aggregate principal amount of the outstanding notes of a series may waive our compliance in any instance with any provision of the indenture with respect to such series without notice to the note holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note of the series affected thereby if such amendment, supplement or waiver would:

  •
  change the stated maturity of the principal of any note;

  •
  reduce the principal amount of or any premium or interest on any note;

  •
  change the place or currency of payment of principal of, or any premium, interest or additional interest on, any note;

  •
  impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

  •
  modify the provisions with respect to the purchase right of the holders upon a change in control in a manner adverse to the holders;

  •
  modify the subordination provisions in a manner materially adverse to the holders;

  •
  adversely affect the right of holders to convert notes other than as provided in the indenture;

  •
  reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

  •
  reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

  •
  modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to require the consent of each affected note holder.

        Any notes held by us or one of our subsidiaries will be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Consolidation, Merger and Sale of Assets

        We may not consolidate with or merge into any person in a transaction in which we are not the surviving person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any successor person, unless:

  •
  we are the surviving person, or the resulting, surviving or transferee person, if other than us, is a corporation organized and existing under the laws of the United States, any state of the United States, or the District of Columbia;

  •
  the successor person assumes all of our obligations under the notes and the indenture;

  •
  immediately after giving effect to the transaction, no default or event of default has occurred and is continuing; and

  •
  other conditions specified in the indenture are met.

        There is no precise, established definition of the term "all or substantially all of our assets" under applicable law and accordingly, there may be uncertainty as to whether the foregoing provision would apply to a sale or lease of less than all of our assets.

        A transaction permitted by the foregoing may nevertheless constitute a change in control for purposes of your right to require repurchase of the notes.

Registration Rights

        The following summary of the registration rights provided in the registration rights agreement and the notes is not complete. You should refer to the registration rights agreement and the notes for a full description of the registration rights that apply to the notes.

        This prospectus is part of a registration statement under the Securities Act which we filed not later than 90 days after the first date of original issuance of the notes to register resales of the notes and the common stock issuable upon conversion of the notes. We will use all commercially reasonable efforts to have this registration statement declared effective as promptly as practicable and to keep it effective until the earliest of:

  •
  two years from the date the shelf registration statement is declared effective;

  •
  the date when all of the registrable securities have been transferred pursuant to the shelf registration statement or Rule 144 under the Securities Act, or any similar provision then in force;

  •
  the expiration of the holding period under Rule 144(k) under Securities Act applicable to non-affiliates of ADC; or

  •
  the date when all of the notes and the shares of our common stock issuable upon conversion of the notes have ceased to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise).

        When we use the term "registrable securities" in this section, we are referring to the notes and the common stock issuable upon conversion of the notes, and any security issued with respect thereto upon any stock dividend, split or similar event, until, with respect to each such security, the earliest of:

  •
  its effective registration under the Securities Act and its resale in accordance with the registration statement;

  •
  the expiration of the holding period under Rule 144(k) under the Securities Act were it not held by an affiliate of ADC; or

  •
  its transfer to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force,

if, as a result of the event or circumstance described in any of the foregoing three bullet points, the legends with respect to transfer restrictions required under the indenture are removed or removable in accordance with the terms of the indenture or the legend.

        We will be permitted to suspend the use of the prospectus which is a part of the registration statement for a period not to exceed an aggregate of 45 days in any three-month period or an aggregate of 90 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events. If we notify the initial purchasers and holders to suspend the use of the prospectus until the requisite changes to the prospectus have been made and they suspend their use, we will extend the period of effectiveness of the shelf registration statement by the number of days from the date we give such notice to the date when the initial purchasers and holders receive an amended or supplemented prospectus.

        A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally is required to provide information about itself and the specifics of the sale, be named as a selling securityholder in this prospectus, deliver this prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreement that are applicable to such holder.

        If this shelf registration statement ceases to be effective or usable (subject to certain exceptions) in connection with resales of notes and the common stock issuable upon the conversion of the notes in accordance with and during the periods specified in the registration rights agreement and (a) we do not cure the shelf registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (b), if applicable, we do not terminate the suspension period described above by the 45th day, or 90th day, as the case may be (we refer to each such event described above in clauses (a) and (b) as a registration default), additional interest will accrue on the notes that are registrable securities in addition to the rate otherwise provided for with respect to the notes, from and including the date on which any such registration default occurs to, but excluding, the date on which the registration default has been cured, at a rate per year equal to:

  •
  0.25% of the principal amount of the notes (or an equivalent amount for any common stock issued upon conversion of the notes that are registrable securities) to and including the 90th day following the registration default; and

  •
  0.5% of the principal amount of the notes (or an equivalent amount for any common stock issued upon conversion of the notes that are registrable securities) from and after the 91st day following the registration default.

        In no event will additional interest accrue at a rate per year exceeding 0.5%, notwithstanding the existence of multiple registration defaults. We will have no other liabilities for monetary damages with respect to our registration obligations. With respect to each holder, our obligations to pay additional interest remain in effect only so long as the notes and the common stock issuable upon the conversion of the notes held by the holder are "registrable securities" within the meaning of the registration rights agreement. We will pay additional interest, if any, in the same manner and at the same time as regular interest payments.

Satisfaction and Discharge

        We may discharge our obligations under the indenture at any time by delivering all outstanding notes to the trustee for cancellation if we have paid all sums payable by us under the indenture. At any time after all of the notes have become due and payable, we may terminate our substantive obligations under the indenture, other than our obligations to pay the principal of, and interest through maturity on, the notes, by depositing with the trustee money or U.S. government obligations sufficient to pay all remaining indebtedness on the notes.

Payment and Transfer

        For so long as the notes are represented by global securities, we will make payments of principal of and interest on the notes through the trustee to DTC.

        If the global securities are exchanged for certificated notes as described below under "—Book-Entry, Delivery and Form," we will make payments of principal at maturity in immediately available funds on presentation and surrender of the certificated note at the office or agency maintained by us for this purpose in The City of New York, which will initially be the office of the trustee. We will make any payments of interest at maturity to the person to whom the principal is paid. We will make any payments of interest on any interest payment date other than the date of maturity by check mailed to the address of the record date registered holder as it appears in the security register; provided that we will make any payments of interest on any interest payment date other than the date of maturity to any record date registered holder that owns an aggregate principal amount of notes in excess of $2 million by wire transfer of immediately available funds if that registered holder has delivered appropriate wire transfer instructions in writing to the trustee not less than 10 business days prior to the interest payment date. Any wire transfer instructions received by the trustee will remain in effect until revoked by the registered holder.

        For so long as the notes are represented by global securities, the notes may be transferred or exchanged only through DTC.

        Registration of transfer or exchange of notes in certificated form will be made at the office or agency maintained by us for this purpose in The City of New York, which will initially be the office of the trustee. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges. The transferor may be required to submit to the trustee certification or other documentation relating to the transfer as provided in the indenture.

        We have initially appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

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  vary or terminate the appointment of the security registrar, paying agent or conversion agent;

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  appoint additional paying agents or conversion agents; and

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  approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

        We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes we purchase may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled.

        All notes surrendered for payment, registration of transfer or exchange or conversion will, if surrendered to us or any of our other agents with respect to the notes, be delivered to the trustee. The trustee will promptly cancel all notes delivered to it. No notes will be authenticated in exchange for any notes cancelled as provided in the indenture.

Replacement of Notes

        We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder before a replacement note will be issued.

Governing Law

        The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Concerning the Trustee

        U.S. Bank National Association has agreed to serve as the trustee under the indenture. The trustee will be permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate the conflict or resign.

Calculations in Respect of Notes

        We or our agents will be responsible for making all calculations called for with respect to the notes. We and our agents will make these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee if required and the trustee will be entitled to rely conclusively on the accuracy of these calculations without independent verification.

Book-Entry, Delivery and Form

        We initially issued the notes of each series in the form of one or more global securities. The global security was deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Interests in the global securities may only be transferred in compliance with the restrictions described under "Transfer Restrictions". Notes in definitive certificated form, or certificated securities, will be issued only in certain limited circumstances described below.

        DTC has advised us that it is:

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  a limited purpose trust company organized under the laws of the State of New York;

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  a member of the Federal Reserve System;

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  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

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  a "clearing agency," registered pursuant to the provisions of Section 17A of the Exchange Act.

        DTC was created to hold securities of institutions, called participants, that have accounts with DTC and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others, called indirect participants, that clear through or maintain a custodial relationship with a participant, whether directly or indirectly, such as banks, brokers, dealers and trust companies.

        Upon the deposit of the global security with DTC, DTC credited on its book-entry registration and transfer system the principal amount of notes represented by such global security to the accounts of participants. The accounts credited were designated by the initial purchasers. Ownership of beneficial interests in the global security are limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security are shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

        Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

        So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC is entitled to take as the holder of the global security, then DTC would authorize the participants to take such action. The participants would then authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        We will make payments of principal, premium, if any, interest and additional interest, if any, on, and give notices with respect to, the notes represented by the global security only to DTC or its nominee as the registered owner and holder of the global security.

        We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest or additional interest, if any, on the global security, will credit participants' accounts with payments in amounts, proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

        Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC Rules and will be settled in same-day funds.

        DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction.

        DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required, as set forth under the heading "Transfer Restrictions," if:

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  we notify the trustee that we wish to terminate the global securities; or

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  event of default under the notes has occurred and not been cured; or

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  DTC notifies us that it is unwilling or unable to continue as a clearing system for the global securities or ceases to be a clearing agency registered under the Exchange Act and, in either case, we have not appointed a successor clearing systems within 90 days after receiving the notice from DTC or becoming aware that DTC is no longer so registered.

        Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures. Further, such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations. The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

        We have obtained the information with respect to DTC and believe that it is reliable. However, neither we nor the initial purchasers take any responsibility for its accuracy.

DESCRIPTION OF OUR COMMON STOCK

        The Company's Restated Articles of Incorporation, as amended, currently authorize the issuance of 1,210,000,000 shares, consisting of 1,200,000,000 shares of common stock, par value $0.20 per share, and 10,000,000 shares of preferred stock. As of January 12, 2005, the Company had 810,457,864 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

        The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. There is no cumulative voting for the election of directors, and directors are elected by a plurality of the voting power of the shares present and entitled to vote on the election of directors at a meeting at which a quorum is present. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and in liquidation proceedings. Historically, we do not pay cash dividends on our common stock and do not intend to pay cash dividends for the foreseeable future. Holders of common stock have no preemptive or subscription rights and there are no redemption rights with respect to such shares. The outstanding shares of common stock are, and the shares of common stock to be offered hereby will be, fully paid and nonassessable.

Preferred Stock

        The Company's Board of Directors is authorized, without further shareholder action, to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions and certain other rights and preferences, of the preferred stock.

Provisions of the Minnesota Business Corporation Act

        Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board and to discourage an unsolicited takeover of the Company, if the Board determines that such a takeover is not in the best interests of the Company and its shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

        Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisition of voting stock of the Company (from a person other than the Company, and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by a majority vote of the shareholders of the Company prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

        Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by the Company or any subsidiary of the Company, with any shareholder which purchases 10% or more of the Company's voting shares (an "interested shareholder") within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the Board of Directors of the Company before the interested shareholder's share acquisition date.

Transfer Agent and Registrar

        The Transfer Agent and Registrar with respect to the common stock is Computershare Investor Services, LLC in Chicago, Illinois.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of the notes and common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or to different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding the notes or common stock. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or holders whose functional currency is not the U.S. dollar). This summary does not apply to members of a class of investors subject to special rules, such as partnerships and other pass-through entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations, and persons holding notes or common stock as part of a hedging or conversion transaction or a straddle. The discussion also does not address any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to the holders of the notes and common stock into which the notes may be converted. In addition, this discussion is limited to initial purchasers of notes who acquire the notes at their issue price within the meaning of Section 1273 of the Code, and who hold the notes and common stock as capital assets within the meaning of Section 1221 of the Code.

        This summary also assumes that the IRS will respect the classification of the notes as indebtedness for federal income tax purposes.

        All prospective purchasers of the notes are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and the common stock in their particular situations.

U.S. Holders

        As used herein, the term "U.S. Holder" means a beneficial holder of a note or common stock that for United States federal income tax purposes is (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States (unless such person is not treated as a resident of the U.S. under an applicable income tax treaty), (ii) a corporation or an entity treated as a corporation for U.S. federal income tax purposes, formed under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (iv) in general, a trust subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code. A "Non-U.S. Holder" is any holder of a note or common stock other than a U.S. Holder.

        If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the notes or common stock into which the notes may be converted that is a partnership, and partners in such partnership, should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and the common stock into which the notes may be converted.

  Interest

        As a general rule, interest paid or accrued on the notes will be treated as ordinary income to the holders of the notes. A note holder using the accrual method of accounting for federal income tax purposes is required to include interest on the notes in ordinary income as such interest accrues, while a note holder using the cash receipts and disbursements method of accounting for federal income tax purposes must include interest in ordinary income when payments are received (or made available for receipt) by the holder. The Company anticipates that the notes will not be issued with original issue discount within the meaning of Section 1273 of the Code.

  Conversion of Notes Into Common Stock

        A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to (i) cash received in lieu of a fractional share of common stock and (ii) in the case of a cash-method holder, common stock deemed received with respect to accrued and unpaid interest. The fair market value of common stock deemed received with respect to accrued but unpaid interest will be taxed as payment of interest, as described above. Cash received in lieu of a fractional share of common stock will generally be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share.

        The adjusted basis of shares of common stock received on conversion will equal the adjusted basis of the note converted (reduced by the portion of adjusted basis allocated to any fractional share of common stock exchanged for cash and increased, for a cash method holder, by the amount of income recognized with respect to accrued interest). The holding period of the common stock received on conversion will generally include the period during which the converted notes were held prior to conversion except that the holding period of any common stock received with respect to accrued interest will commence on the day after conversion.

        The conversion price of the notes is subject to adjustment under certain circumstances, as described in the section titled "Description of the Notes—Conversion of Notes." If at any time we make a distribution of property to holders of our common stock that would be taxable to the shareholders as a dividend for U.S. federal income tax purposes and, in accordance with the provisions of the notes dealing with adjustment of the conversion price, the conversion rate of the notes is increased, this increase may be deemed to be the payment of a taxable dividend (to the extent of our current or accumulated earnings and profits) to the holder of the note. Furthermore, in certain circumstances the nonoccurrence of an adjustment to the conversion price could result in a payment of a deemed dividend to the holder of a note.

        For example, an increase in the conversion rate of the notes in the event of distribution of our evidences of indebtedness or our assets or an increase in the event of certain cash dividends will generally result in deemed dividend treatment to the holders of the notes. However, in general, an increase in the conversion rate in the event of stock dividends or the distribution of rights to subscribe for common stock will not be so treated.

  Sale, Exchange or Retirement of the Notes

        Each U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than by exercise of the conversion privilege), redemption, retirement or other disposition of notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (including the fair market value of our stock or stock of another corporation, if any, that we use to pay the change in control purchase price, as described in "Description of the Notes—Purchase of Notes at Your Option upon a Change in Control") and (ii) the holder's adjusted tax basis in the notes.

        A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such holder. Any such gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a note will be capital gain or loss and will generally be long-term capital gain or loss if the note has been held for more than 12 months at the time of the sale or exchange. The deductibility of capital losses is subject to certain limitations.

  The Common Stock

        Distributions, if any, paid on the common stock, other than certain pro rata distributions of common shares, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) as they are paid. Distributions in excess of our current or accumulated earnings and profits will first be applied against and reduce the holder's basis in the common stock and any excess will be treated as capital gain.

        Gain or loss realized on the sale or exchange of common stock will equal the difference between the amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in the common stock. Such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the common stock for more than twelve months. The deductibility of capital losses is subject to certain limitations.

Non-U.S. Holders

        The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above).

        For purposes of withholding tax on dividends discussed below, a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a note or common stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a Non-U.S. Holder eligible for the benefits of an applicable U.S. bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

  Payments on the Notes

        Subject to the discussion below concerning backup withholding:

        Payments of principal, premium, and interest on the notes by us or any paying agent to any Non-U.S. Holder will not be subject to United States federal withholding tax, provided that, in the case of interest,

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  the holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; and

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  the certification requirements described below have been fulfilled with respect to the beneficial owner, as discussed below.

        The certification requirements generally will be fulfilled if the beneficial owner of that note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person.

        If a Non-U.S. Holder of a note is engaged in a trade or business in the United States, and if interest on the note is effectively connected with the conduct of this trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be taxed in the same manner as a U.S. Holder (see "U.S. Holders" above), except that the Holder will be required to provide a properly executed IRS Form W-8ECI (or appropriate substitute form) in order to claim an exemption from withholding tax. These holders are urged to consult their own tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a 30% branch profits tax.

  Dividends

        In general, dividends paid to a Non-U.S. Holder of common stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty.

        Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax at regular income tax rates as though the Non-U.S. Holder were a U.S. resident, but are not generally subject to the 30% withholding tax or treaty-reduced rate provided that the Non-U.S. Holder files a properly executed Form W-8ECI (or appropriate substitute form) with the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or lower applicable treaty rate. A non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate for dividends must provide a properly executed IRS Form W-8BEN (or appropriate substitute form). In addition, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

  Constructive Dividends

        The conversion rate of the notes is subject to adjustment in certain circumstances, which could give rise to a deemed distribution to Non-U.S. Holders of the notes, as described above in "U.S. Holders—Conversion of Notes Into Common Stock." In that event, the deemed distribution would constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits. Any such dividends will generally be subject to U.S. withholding and income tax pursuant to the rules described in "Dividends" above.

  Conversion

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of notes into common stock. However, cash, if any, received in lieu of a fractional share or interest not previously included in income will be subject to U.S. federal income tax if it is U.S. trade or business income. Cash received in lieu of a fractional share may give rise to gain that would be subject to the rules described below for the sale of notes.

  Sale, Exchange or Redemption of Notes or Common Stock

        Subject to the discussion below concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note or common stock generally will not be subject to U.S. federal income tax or withholding tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note or common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (iv) we are a United States real property holding corporation within the meaning of Section 897 of the Code. We do not believe that we are currently a United States real property holding corporation within the meaning of Section 897 of the Code, or that we will become one in the future.

Backup Withholding and Information Reporting

        The Code and the Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to provide his taxpayer identification number to the payor, furnishes an incorrect identification number, or repeatedly fails to report interest or dividends on his returns. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

        Payments of dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with certain certification procedures.

        The information reporting and backup withholding rules do not apply to payments that are subject to the 30 percent withholding tax on dividends paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments to Non-U.S. Holders of dividends on common stock will generally not be subject to information reporting or backup withholding. To avoid backup withholding, a Non-U.S. Holder will have to certify its nonresident status.

        Some of the common means of doing so are described under "Non-U.S. Holders—Dividends." Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding provided the Non-U.S. Holder certifies its foreign status.

        Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

        THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

LEGAL MATTERS

        The validity of the issuance of the securities offered by this prospectus has been passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at October 31, 2004 and 2003, and for each of the three years in the period ended October 31, 2004, as set forth in their reports. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

        The combined financial statements of Krone International Holding, Inc. and Krone Digital Communications, Inc. and their consolidated subsidiaries for the year ended December 31, 2003 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        Federal securities law requires us to file information with the Securities and Exchange Commission concerning our business and operations. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these documents at the public reference room maintained by the SEC at Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov. You can also inspect our reports, proxy statements and other information at the offices of The NASDAQ Stock Market.

        We have filed with the SEC a registration statement on Form S-1 to register the common stock to be sold in connection with this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and the securities offered under this prospectus, reference is made to the registration statement and the attached exhibits and schedules. Although required material information has been presented in this prospectus, statements contained in this prospectus as to the contents or provisions of any contract or other document referred to in this prospectus may be summary in nature and in each instance reference is made to the copy of this contract or other document filed as an exhibit to the registration statement and each statement is qualified in all respects by this reference, including the exhibits and schedules filed therewith. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling shareholders should not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement. Our business, financial condition, results of operations and prospectus may have changed since that date.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareowners
ADC Telecommunications, Inc.

        We have audited the accompanying consolidated balance sheets of ADC Telecommunications, Inc. and subsidiaries as of October 31, 2004 and 2003, and the related consolidated statements of operations, shareowners' investment, and cash flows for each of the three years in the period ended October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ADC Telecommunications, Inc. and subsidiaries at October 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Minneapolis, Minnesota
December 13, 2004

ADC Telecommunications, Inc. and Subsidiaries
Consolidated Statements of Operations
(in millions, except earnings per share)

	For the years ended October 31,
	2004	2003	2002
NET SALES:
Products	$659.9	$484.7	$693.3
Services	124.4	104.7	126.2

TOTAL NET SALES	784.3	589.4	819.5
COST OF SALES:
Products	365.1	280.5	517.3
Services	117.3	101.8	139.0

TOTAL COST OF SALES	482.4	382.3	656.3

GROSS PROFIT	301.9	207.1	163.2

OPERATING EXPENSES:
Research and development	59.1	59.9	106.8
Selling and administration	206.3	160.4	251.6
Impairment charges	1.7	15.6	341.1
Restructuring charges	12.3	28.1	202.0

Total operating expenses	279.4	264.0	901.5

OPERATING INCOME (LOSS)	22.5	(56.9)	(738.3)
OTHER INCOME, NET	10.7	9.0	6.4

INCOME (LOSS) BEFORE INCOME TAXES	33.2	(47.9)	(731.9)
PROVISION (BENEFIT) FOR INCOME TAXES	1.9	(5.3)	248.3

INCOME (LOSS) FROM CONTINUING OPERATIONS	31.3	(42.6)	(980.2)
DISCONTINUED OPERATIONS, NET OF TAX:
Loss from discontinued operations	(64.9)	(34.1)	(164.8)
Gain on sale of discontinued operations, net	50.0	—	—

	(14.9)	(34.1)	(164.8)
NET INCOME (Loss)	$16.4	$(76.7)	$(1,145.0)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (BASIC)	808.3	803.4	795.6

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (DILUTED)	812.1	803.4	795.6

BASIC AND DILUTED INCOME (LOSS) PER SHARE:
CONTINUING OPERATIONS	$0.04	$(0.06)	$(1.23)

Discontinued operations	$(0.02)	$(0.04)	$(0.21)

Net income (loss)	$0.02	$(0.10)	$(1.44)

The accompanying notes are an integral part of these consolidated financial statements.

ADC Telecommunications, Inc. and Subsidiaries
Consolidated Balance Sheets
(in millions)

	October 31, 2004	October 31, 2003
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	$494.3	$718.7
Available-for-sale securities	7.3	26.7
Accounts receivable, net of reserves of $15.9 and $20.4	158.0	85.0
Unbilled revenues	36.5	27.9
Inventories, net reserves of $42.0 and $32.2	97.8	57.1
Assets of discontinued operations	16.6	74.1
Prepaid and other current assets	25.1	42.7

Total current assets	835.6	1,032.2
Property and equipment, net of accumulated depreciation of $316.0 and $294.9	233.0	175.3
Assets Held for Sale	6.6	25.1
Restricted Cash	21.9	15.6
Goodwill	180.1	—
Intangibles, net of accumulated amortization of $13.9 and $6.8	93.0	12.8
Available-for-sale securities	26.8	19.5
Other Assets	31.1	16.4

Total assets	$1,428.1	$1,296.9

LIABILITIES AND SHAREOWNERS' INVESTMENT:
CURRENT LIABILITIES:
Accounts payable	$72.8	$43.9
Accrued compensation and benefits	65.9	43.7
Other accrued liabilities	81.4	55.5
Income taxes payable	27.6	19.3
Restructuring accrual	38.4	29.1
Liabilities of discontinued operations	15.6	67.3
Notes payable	0.3	8.0

Total current liabilities	302.0	266.8
PENSION OBLIGATIONS AND OTHER LONG-TERM LIABILITIES	66.8	2.4
Long-Term Notes Payable	400.0	400.0

Total liabilities	768.8	669.2

SHAREOWNERS' INVESTMENT:
Preferred stock, $0.00 par value; authorized 10.0 shares; issued and outstanding 0.0 and 0.0 shares	—	—
Common stock, $0.20 par value; authorized 1,200.0 shares; issued and outstanding 810.1 and 806.6 shares	162.0	161.3
Paid-in capital	1,250.8	1,246.9
Accumulated deficit	(733.6)	(750.0)
Deferred compensation	(6.4)	(9.3)
Accumulated other comprehensive loss	(13.5)	(21.2)

Total shareowners' investment	659.3	627.7

Total liabilities and shareowners' investment	$1,428.1	$1,296.9

The accompanying notes are an integral part of these consolidated financial statements.

ADC Telecommunications, Inc. and Subsidiaries
Consolidated Statements of Shareowners' Investment
(in millions)

	Common Stock					Accumulated Other Comprehensive Income (Loss)
			Paid-in Capital	Retained Earnings (Deficit)	Deferred Compensation
	Shares	Amount					Total
Balance, October 31, 2001	792.0	$158.4	$1,256.1	$471.7	$(16.7)	$23.9	$1,893.4
Net loss	—	—	—	(1,145.0)	—	—	(1,145.0)
Other comprehensive loss, net of tax:
Translation gain	—	—	—	—	—	2.3	2.3
Unrealized loss on securities, net of taxes of $(1.4)	—	—	—	—	—	(2.3)	(2.3)
Adjustment for write-down of securities, net of taxes of $1.9	—	—	—	—	—	3.2	3.2
Adjustment for sale of securities, net of taxes of $(24.5)	—	—	—	—	—	(41.8)	(41.8)

Total comprehensive loss							(1,183.6)
Exercise of common stock options, net of forfeitures	1.2	0.2	3.2	—	—	—	3.4
Stock issued for employee benefit plans	6.4	1.3	13.3	—	(9.9)	—	4.7
Reduction of deferred compensation	—	—	—	—	14.3	—	14.3

Balance, October 31, 2002	799.6	159.9	1,272.6	(673.3)	(12.3)	(14.7)	732.2
Net loss	—	—	—	(76.7)	—	—	(76.7)
Other comprehensive loss, net of tax:
Translation loss	—	—	—	—	—	(10.7)	(10.7)
Unrealized gain on securities, net of taxes of $0.0	—	—	—	—	—	4.2	4.2

Total comprehensive loss							(83.2)
Exercise of common stock options	2.7	0.5	3.6	—	—	—	4.1
Stock issued for employee benefit plans, net of forfeitures	4.3	0.9	5.2	—	(1.4)	—	4.7
Reduction of deferred compensation	—	—	—	—	4.4	—	4.4
Purchased call option	—	—	(137.3)	—	—	—	(137.3)
Sale of warrants	—	—	102.8	—	—	—	102.8

Balance, October 31, 2003	806.6	161.3	1,246.9	(750.0)	(9.3)	(21.2)	627.7
Net income	—	—	—	16.4	—	—	16.4
Other comprehensive income, net of tax:
Translation gain	—	—	—	—	—	12.3	12.3
Unrealized loss on securities, net of taxes of $0.0	—	—	—	—	—	(0.4)	(0.4)
Adjustment for sale of securities, net of taxes $0.0	—	—	—	—	—	(4.2)	(4.2)

Total comprehensive income							24.1
Exercise of common stock options	2.0	0.4	2.2	—	—	—	2.6
Reduction of deferred compensation	1.5	0.3	1.7	—	2.9	—	4.9

Balance, October 31, 2004	810.1	$162.0	$1,250.8	$(733.6)	$(6.4)	$(13.5)	$659.3

The accompanying notes are an integral part of these consolidated financial statements.

ADC Telecommunications, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in millions)

	For the years ended October 31,
	2004	2003	2002
OPERATING ACTIVITIES:
Net income (loss) from continuing operations	$31.3	$(42.6)	$(980.2)
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities from continuing operations—
Inventory and fixed asset write-offs	1.7	15.6	348.2
Depreciation and amortization	41.7	53.8	100.8
Change in bad debt reserves	(2.9)	4.3	22.0
Change in inventory reserves	(0.4)	—	48.3
Purchased in-process research and development	—	—	10.5
Non-cash stock compensation	2.9	4.4	14.3
Change in deferred income taxes	1.5	—	498.1
(Gain) loss on sale of investments	(4.8)	(0.9)	(67.6)
Loss on write-down of investments	—	—	50.9
(Gain) loss on sale of property and equipment	(0.5)	1.0	14.8
(Gain) loss on sale of business	(2.8)	1.4	6.7
Other, net	(1.8)	(1.0)	(0.3)
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable and unbilled revenues	(9.7)	2.4	106.0
Inventories	(5.3)	9.6	80.6
Prepaid and other assets	19.2	140.7	11.0
Accounts payable	1.8	(29.3)	(77.1)
Accrued liabilities	0.5	(123.6)	(115.3)

Total cash provided by operating activities from continuing operations	72.4	35.8	71.7

Total cash used by operating activities from discontinued operations	(69.3)	(1.6)	(12.0)

Total cash provided by operating activities	3.1	34.2	59.7

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(295.2)	—	(4.2)
Divestitures, net of cash disposed	67.9	1.9	2.3
Property and equipment additions	(10.3)	(69.5)	(25.6)
Proceeds from disposal of property and equipment	11.2	1.9	—
(Increase) decrease in restricted cash	(6.3)	161.4	(177.0)
Purchase of available-for-sale securities	19.7	(57.0)	—
Sale of available-for-sale securities	(7.3)	21.9	70.9

Total cash (used for) provided by investing activities	(220.3)	60.6	(133.6)

FINANCING ACTIVITIES:
(Repayments) issuance of debt	(10.7)	371.7	(5.2)
Purchase of call spread option	—	(34.5)	—
Common stock issued	3.7	8.2	9.1

Total cash (used for) provided by financing activities	(7.0)	345.4	3.9

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(0.2)	0.8	0.2

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(224.4)	441.0	(69.8)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	718.7	277.7	347.5

CASH AND CASH EQUIVALENTS, END OF YEAR	$494.3	$718.7	$277.7

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

        Business:    We are a leading global supplier of communications infrastructure solutions and services. Our products and services connect every type of communications network over copper, fiber, coaxial and wireless media and enable high-speed Internet, data, video, and voice services to residences, businesses and mobile communications subscribers. These products and services include fiber optic, copper and coaxial based frames, cabinets, cables, connectors, cards and other physical components essential to enable the delivery of communications for wireline, wireless, cable, broadcast and enterprise networks. Our products also include network access devices such as high-bit-rate digital subscriber line and wireless coverage solutions. We also design, equip and build networks through the provision of professional services, which compliments our hardware business by planning, deploying and maintaining communications networks. For management purposes, we are organized into two reportable segments: the Broadband Infrastructure and Access segment and the Professional Services segment, previously known as Integrated Solutions.

        Principles of Consolidation:    The consolidated financial statements include the accounts of ADC Telecommunications, Inc., a Minnesota corporation, and all significant subsidiaries in which ADC Telecommunications, Inc. has more than a 50% equity ownership. In these Notes to Consolidated Financial Statements, these companies are collectively referred to as "ADC," "we," "us" or "our." All significant intercompany transactions and balances have been eliminated in consolidation.

        Basis of Presentation:    During fiscal 2004, we sold our BroadAccess40 business, the business related to our Cuda cable modem termination system product line and related FastFlow Broadband Provisioning Manager software and the business related to our Singl.eView product line. We also entered into an agreement to sell the business related to our Metrica service assurance software group. In accordance with SFAS No. 144, these businesses were classified as discontinued operations in fiscal 2004 and the financial results are reported separately as discontinued operations for all periods presented.

        Cash and Cash Equivalents:    Cash equivalents represent short-term investments in money market instruments with original maturities of three months or less. The carrying amounts of these investments approximate their fair value due to their short maturities. At October 31, 2004, the majority of our cash equivalents were spread between four major financial institutions to avoid any significant concentration risk.

        Available for Sale Securities:    We classify debt securities with maturities of more than three months but less than one year and equity securities in publicly held companies as current available for sale securities. Debt securities with a maturity greater than one year on their acquisition date are classified as long-term available for sale securities.

        Inventories:    Inventories include material, labor and overhead and are stated at the lower of first-in, first-out cost or market. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements compared to current or committed inventory levels. Our reserve requirements generally increase as our projected demand requirements decrease due to market conditions, technological and product life cycle changes as well as longer than previously expected usage periods.

        Property and Equipment:    Property and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to thirty years or, in the case of leasehold improvements, over the term of the lease, if shorter. Both straight-line and accelerated methods of depreciation are used for income tax purposes.

        Impairment of Long-Lived Assets:    Prior to fiscal 2003, we evaluated property and equipment and identifiable intangibles for potential impairment in compliance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." In fiscal 2003, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We record impairment losses on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. See Note 16 for details of our impairment charges.

        Goodwill and Other Intangible Assets:    In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under the standard, goodwill is no longer amortized but will be reviewed annually for impairment. Our other intangible assets (consisting primarily of technology, trademarks, distributor network and patents) will continue to be amortized over their useful lives, which are from one to 20 years. Refer to Note 7 for details of our goodwill and intangible assets.

        Research and Development Costs:    Our policy is to expense all research and development costs in the period incurred.

        Revenue Recognition:    We recognize revenue, net of discounts, when persuasive evidence of a final agreement exists, delivery has occurred, the selling price is fixed or determinable and collectibility is reasonably assured.

        Revenue from product sales is generally recognized upon shipment of the product to the customer in accordance with the terms of the sales agreement. Revenue from services consists of fees for systems requirements, system design and analysis, customization and installation services, ongoing system management, system enhancements and maintenance. We primarily apply the percentage-of-completion method to these contracts for revenue recognition.

        We record provisions against our gross revenue for estimated product returns and allowances in the period when the related revenue is recorded.

        Allowance for Uncollectible Accounts:    We are required to estimate the collectibility of our trade and notes receivable. A considerable amount of judgment is required in assessing the realization of these receivables including the current creditworthiness of each customer and related aging of the past due balances. In order to assess the collectibility of these receivables, we perform ongoing credit evaluations of our customers' financial condition. Through these evaluations we may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The reserve requirements are based on the best facts available to us and are reevaluated and adjusted as additional information is received.

        Warranty:    We provide reserves for the estimated cost of product warranties at the time revenue is recognized. We estimate the costs of our warranty obligations based on our warranty policy or applicable contractual warranty, our historical experience of known product failure rates, and use of materials and service delivery costs incurred in correcting product failures. In addition, from time to time, specific warranty accruals may be made if unforeseen technical problems arise.

        Income Taxes and Deferred Taxes:    We utilize the liability method of accounting for income taxes. Deferred tax liabilities or assets are recognized for the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities. We regularly assess the likelihood that our deferred tax assets will be recovered from future taxable income, and we record a valuation allowance to reduce our deferred tax assets to the amounts we believe to be realizable. We consider projected future taxable income and ongoing tax planning strategies in assessing the amount of the valuation allowance. If we determine we will not realize all or part of our deferred tax assets, an adjustment to the deferred tax asset will be charged to earnings in the period such determination is made. We concluded during the third quarter of fiscal 2002 that a full valuation allowance against our net deferred tax assets was appropriate as a result of our cumulative losses to that point, and the full utilization of our loss carryback potential. In addition, we expect to provide a nearly full valuation allowance on any future tax benefits until we can sustain a level of profitability that demonstrates our ability to utilize these assets.

        Foreign Currency Translation:    We convert assets and liabilities of foreign operations to their U.S. dollar equivalents at rates in effect at the balance sheet dates, and we record translation adjustments in shareowners' investment. Income statements of foreign operations are translated from the operations' functional currency to U.S. dollar equivalents at the exchange rate on the transaction dates. Foreign currency exchange transaction gains and losses are reported in other income (expense), net.

        We sometimes hedge forecasted foreign currency transactions. Derivatives entered into for this purpose are classified as economic hedges of foreign currency cash flows. Foreign currency cash flows may arise from cross-border transactions principally in the euro, British pound, Australian dollar and Canadian dollar. We record these instruments at fair value on our balance sheet, with gains and losses recorded in other income (expense) as foreign currency transactions.

        Our foreign currency forward contracts contain credit risk to the extent that our bank counterparties may be unable to meet the terms of the agreements. We minimize such risk by limiting our counterparties to major financial institutions.

        At October 31, 2004, we did not have any hedges for foreign currency exposures.

        Stock-Based Compensation:    We recognize and measure our stock option compensation by the intrinsic value method in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation cost for employee stock options is measured as the excess, if any, of the quoted market price of our common stock at the date of the grant over the amount that the employee is required to pay for the stock. No compensation expense was recognized for options issued in fiscal 2004, 2003 and 2002 as all stock options were issued at fair market value on the date of grant. We have also issued restricted stock in the form of restricted stock awards and of restricted stock units (hereafter sometimes collectively called "restricted stock"). The fair market value of the restricted stock is amortized over the projected remaining vesting period.

        We adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation." SFAS No. 148 requires disclosure of how stock compensation expense would be computed under SFAS No. 123, "Accounting for Stock-Based Compensation," using the fair value method. We estimated the fair value using the Black-Scholes option-pricing model. The following table summarizes what our operating results would have been if the fair value method of accounting for stock options had been utilized (in millions, except for per share amounts):

		2004	2003	2002
Net income (loss) as reported		$16.4	$(76.7)	$(1,145.0)
Plus:	Stock-based employee compensation expense included in reported income (loss)	2.9	4.4	14.3
Less:	Stock compensation expense—fair value based method	(36.6)	(46.7)	(128.7)

Pro Forma Loss		$(17.3)	$(119.0)	$(1,259.4)

Income (Loss) Per Share—Basic and Diluted
As reported		$0.02	$(0.10)	$(1.44)
Pro forma		$(0.02)	$(0.15)	$(1.58)

        During the third quarter of fiscal 2003, we offered to eligible employees the right to exchange certain of their employee stock options for a lesser number of new options to be granted six months and one day following the surrender of their existing options. The new options, which were granted on December 29, 2003, have an exercise price of $2.83 per share. This exercise price is equal to the average of the high and low trading price of our common stock on the grant date. These options will vest over a two-year period from the grant date. For purposes of the above tabular disclosure, the unrecognized compensation cost of the cancelled options and the incremental fair value of the replacement options are being amortized over a 30-month period, consisting of the 24-month vesting period for the replacement options and the six month and one day period between the cancellation of the surrendered options and the grant of the replacement options.

        Use of Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are used in determining such items as returns and allowances, depreciation and amortization lives and amounts recorded for contingencies and other reserves. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, these estimates ultimately may differ from actual results.

        Comprehensive Income (Loss):    Components of comprehensive income (loss) include net income, foreign currency translation adjustments and unrealized gains (losses) on available-for-sale securities, net of tax. Comprehensive income is presented in the consolidated statements of shareowners' investment.

        Dividends:    No cash dividends have been declared or paid during the past three years.

        Recently Issued Accounting Pronouncements:    In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which requires companies to consolidate certain types of variable interest entities. A variable interest entity is an entity that has inadequate invested equity at risk to meet expected future losses, or whose holders of the equity investments lack any of the following three characteristics: (i) the ability to make decisions about the entity's activities; (ii) the obligation to absorb the entity's losses if they occur; or (iii) the right to receive the entity's future returns if they occur. Interpretation No. 46 is applicable for all variable interests created after January 31, 2003. For all variable interest entities created before February 1,

2003, the provisions of this interpretation were effective in the first fiscal year or interim period beginning after December 15, 2003 (our first quarter of fiscal 2004). The adoption of this interpretation did not have a material impact on our financial statements.

        Share Based Payments:    In December 2004, the FASB issued SFAS 123R, "Share-Based Payment: an amendment of FASB Statements No. 123 and 95", which requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. The provisions of the interpretation are effective for financial statements issued for periods that begin after June 15, 2005, which will be our fourth quarter beginning August 1, 2005. We will use the modified prospective transition method. Under the modified prospective method, awards that are granted, modified or settled after the date of adoption will be measured and accounted for in accordance with SFAS 123R. Compensation cost for awards granted prior to, but not vested, as of the date SFAS 123R is adopted would be based on the grant date, fair value and attributes originally used to value those awards.

        We expect the adoption of this standard will reduce fourth quarter 2005 net income by approximately $9.2 million. This estimate is based on the number of options currently outstanding and excercisable and could change based on the number of options granted or forfeited in fiscal 2005.

Note 2: Other Financial Statement Data (in millions)

  Other Income (Expense), Net:

	2004	2003	2002
Interest income	$12.5	$9.7	$11.0
Interest expense	(8.8)	(3.6)	(2.4)

Interest income, net	3.7	6.1	8.6

Foreign exchange (loss) income	(0.9)	5.8	(11.7)
Loss on lease termination	—	—	(8.2)
Gain (loss) on divested product lines	3.5	(1.4)	(6.7)
Gain on investments	4.8	0.9	16.7
Gain (loss) on sale of fixed assets	0.5	(0.8)	(11.5)
Gain on patent infringement	—	—	26.2
Other	(0.9)	(1.6)	(7.0)

Other, net	7.0	2.9	(2.2)

Total other income (expense), net	$10.7	$9.0	$6.4

  Supplemental Cash Flow Information:

	2004	2003	2002
Income taxes paid (refunds received)	$1.2	$(142.7)	$(259.4)
Interest paid	$8.5	$1.5	$3.8

  Supplemental Schedule of Investing Activities:

	2004	2003	2002
Acquisitions:
Fair value of assets acquired	$454.9	$—	$20.8
Less: Liabilities assumed	(148.8)	—	(16.5)
Acquisition costs	5.6	—	—
Cash acquired	(16.5)	—	(0.1)

Acquisitions, net of cash acquired	$295.2	$—	$4.2

Divestitures:
Proceeds from divestitures	$78.9	$—	$—
Carrying value of assets disposed	—	2.6	22.4
Less: Liabilities disposed	—	(0.7)	(20.1)
Cash disposed	(11.0)	—	—

Divestitures, net of cash disposed	$67.9	$1.9	$2.3

  Consolidated Balance Sheet Information:

	2004	2003
Inventories:
Purchased materials and manufactured products	$132.1	$88.4
Work-in-process	7.7	0.9
Less: Inventory reserve	(42.0)	(32.2)

Total	$97.8	$57.1

Property and Equipment:
Land and buildings	$135.7	$119.9
Machinery and equipment	364.1	316.3
Furniture and fixtures	38.2	31.2
Less accumulated depreciation	(316.0)	(294.9)

Total	222.0	172.5
Construction-in-process	11.0	2.8

Total, net	$233.0	$175.3

Other Assets:
Notes receivable, net	$22.6	$7.2
Deferred financing costs	6.9	8.1
Other	1.6	1.1

Total	$31.1	$16.4

Other Accrued Liabilities:
Deferred Revenue	$4.5	$6.8
Warranty reserve	14.4	10.4
Accrued taxes (non-income)	15.7	18.8
Non-trade payables	31.8	18.7
Other	15.0	0.8

Total	$81.4	$55.5

Note 3: Acquisition

        On May 18, 2004, we completed the acquisition of KRONE from GenTek, Inc. This acquisition increases our network infrastructure business and expands our presence in the international marketplace. The results of KRONE subsequent to May 18, 2004 are included in our results of operations.

        In this transaction, we acquired all of the outstanding capital stock of KRONE in exchange for cash paid of $294.4 million in cash (net of cash acquired) and assumed certain liabilities of KRONE. We acquired $78.1 million of intangible assets principally consisting of technology, trademarks and distributor network (see Note 7 for further discussion of intangible assets). No amounts were allocated to in-process research and development, because KRONE did not have any new products in development at the time of the acquisition. Goodwill of $180.1 million was recorded in the transaction and assigned to our Broadband Infrastructure and Access segment. Substantially all of this goodwill is not deductible for tax purposes.

        The following table summarizes the allocation of the purchase price to the fair values of the assets acquired and liabilities assumed at the date of the acquisition (in millions):

May 18, 2004
Current assets	$116.6
Intangible assets	78.1
Goodwill	180.1
Other long-term assets	81.2

Total assets acquired	456.0

Current liabilities	81.0
Long-term liabilities	64.1

Total liabilities assumed	145.1

Net assets acquired	310.9
Less cash acquired	16.5

Net cash paid	$294.4

        Unaudited pro forma consolidated results of continuing operations, as though the acquisition of KRONE had taken place at the beginning of the periods presented, are as follows (in millions, except per share data):

	2004	2003
Revenue	$971.9	$893.0
Income (loss) from continuing operations(1)	$26.0	$(53.0)
Net income (loss) per share—basic and diluted	$0.03	$(0.07)

(1)
Includes restructuring and impairment charges of $12.3 million and $1.7 million, respectively, for the year ended October 31, 2004, and $28.1 million and $15.6 million, respectively, for the year ended October 31, 2003, for the ADC stand-alone business. Includes restructuring charges of $2.4 million for the year ended October 31, 2004, and $4.3 million for the year ended October 31, 2003, for the KRONE stand-alone business. See Note 16 for discussion of the nature of these charges.

        The unaudited pro forma results of operations are for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisition occurred at the beginning of the periods presented or the results which may occur in the future.

Note 4: Discontinued Operations

  BroadAccess40

        During the first quarter of fiscal 2004, we entered into an agreement to sell our BroadAccess40 business, which was included in our Broadband Infrastructure and Access segment. This transaction closed on February 24, 2004. We recorded the loss on the sale of the business of $3.8 million based on the value of the business' assets and liabilities as of January 31, 2004. Subsequent to January 31, 2004, adjustments of $3.0 million were made to increase the previous loss recorded.

        The purchasers of the BroadAccess40 business acquired all of the stock of our subsidiary that operated this business and assumed substantially all liabilities associated with this business, with the exception of a $7.5 million note payable that was paid in full by us prior to the closing of the transaction. The purchasers issued a promissory note to us for $3.8 million that is payable within two years of the closing.

  Cuda/FastFlow

        During the third quarter of fiscal 2004, we entered into an agreement to sell the business related to our Cuda cable modem termination system product line and related FastFlow Broadband Provisioning Manager software, to BigBand Networks, Inc ("BigBand"). In consideration for this sale, we were issued a non-voting minority interest in BigBand, which was accounted for under the cost method and has a nominal value. We also provided BigBand with a non-revolving credit facility of up to $12.0 million with a term of three years. This transaction closed on June 29, 2004. As of October 31, 2004, $7.0 million was drawn on the credit facility. We classified this business as a discontinued operation beginning in the third quarter of fiscal 2004, and recorded a loss on sale of $2.6 million. In the fourth quarter, adjustments of $2.3 million were made to increase the total loss to $4.9 million.

  Singl.eView

        During the third quarter of fiscal 2004, we entered into an agreement to sell the business related to our Singl.eView product line to Intec Telecom Systems PLC for a cash purchase price of $74.5 million, subject to purchase price adjustments. This business had been included in our Professional Services segment. We also agreed to provide Intec with a $6.0 million non-revolving credit facility with a term of 18 months. As of October 31, 2004, $4.0 million was drawn on the credit facility. The transaction closed on August 27, 2004. We classified this business as a discontinued operation in the third quarter of fiscal 2004. In the fourth quarter of fiscal 2004, we recognized a gain on sale of $61.7 million.

  Metrica

        During the fourth quarter of fiscal 2004, we entered into an agreement to sell the business related to our Metrica service assurance software group to WatchMark Corporation for a cash purchase price of $35 million, subject to purchase price adjustments, and a $3.9 million equity interest in WatchMark. The equity interest constitutes less than a five percent ownership in WatchMark. This business had been included in our Professional Services segment. We classified this business as a discontinued operation in the fourth quarter of fiscal 2004. The transaction closed on November 19, 2004 and will result in a gain in the first quarter of fiscal 2005.

The financial results of our BroadAccess40, Cuda/FastFlow, Singl.eView and Metrica businesses included in discontinued operations are as follows (in millions):

	2004	2003	2002
Revenue	$102.1	$183.9	$228.2

Loss from discontinued operations, net of tax	$(64.9)	$(34.1)	$(164.8)
Gain on sale of discontinued operations, net	50.0	—	—

Loss from discontinued operations	$(14.9)	$(34.1)	$(164.8)

Note 5: Net Income (Loss) from Continuing Operations Per Share

        The following table presents a reconciliation of the numerators and denominators of basic and diluted income (loss) per share from continuing operations (in millions, except for per share amounts):

	2004	2003	2002
Numerator:
Net income (loss) from continuing operations	$31.3	$(42.6)	$(980.2)

Denominator:
Weighted average common shares outstanding	808.3	803.4	795.6
Employee options and other	3.8	—	—

Weighted average common shares outstanding	812.1	803.4	795.6

Basic and diluted income (loss) per share from continuing operations	$0.04	$(0.06)	$(1.23)

        Excluded from the dilutive securities described above are employee stock options to acquire 45.9 million, 41.2 million and 110.8 million shares as of fiscal 2004, 2003 and 2002, respectively. These exclusions were made either because the exercise prices of these options were greater than the average market price of the common stock for the period, or because of our net losses, both of which would have had an anti-dilutive effect.

        Warrants to acquire 99.7 million shares issued in connection with our convertible notes were excluded from the dilutive securities described above for fiscal 2004 and 2003, respectively, because the exercise price of these warrants was greater than the average market price of our common stock.

        All shares reserved for issuance upon conversion of our convertible notes were excluded for fiscal 2004 and 2003, respectively, because of their anti-dilutive effect. Upon achieving positive net income in a reporting period, our convertible notes will require us to use the "if-converted" method for computing diluted earnings per share with respect to the shares reserved for issuance upon conversion of the notes. Under this method, we add back the net-of-tax interest expense on the convertible notes to net income and then divide this amount by outstanding shares, including all 99.7 million shares reserved for issuance upon conversion of the notes. If this calculation results in further dilution of the earnings per share, our diluted earnings per share will include all 99.7 million shares of common stock reserved for issuance upon conversion of our convertible notes. If this calculation is anti-dilutive, the net-of-tax interest on the convertible notes will not be added back and the 99.7 million shares of common stock reserved for issuance upon conversion of our convertible notes will not be included. In fiscal 2004 and 2003, the calculation was anti-dilutive.

Note 6: Investments

        As of October 31, 2004 and 2003, our available-for-sale securities consisted of the following (in millions):

	Cost Basis(1)	Unrealized Gain	Unrealized Loss	Fair Value
2004
U.S. Treasury and other U.S. government agencies	$25.7	$—	$0.1	$25.6
Corporate bonds	8.3	—	—	8.3
Equity securities	0.5	—	0.3	0.2

Total available-for-sale securities	$34.5	$—	$0.4	$34.1
2003
U.S. Treasury and other U.S. government agencies	$35.5	$—	$—	$35.5
Corporate bonds	6.0	—	—	6.0
Equity securities	0.5	4.2	—	4.7

Total available-for-sale securities	$42.0	$4.2	$—	$46.2

(1)
As adjusted for the write-down of certain available-for-sale securities to a lower-of-cost-or-market basis.

        The fair value of investments in debt securities at October 31, 2004 by contractual maturities are shown below (in millions). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

Fair Value
Due in one year or less	$7.1
Due in one year through five years	26.8

Total	$33.9

        In accordance with our policy to review our investment portfolio for declines that may be other than temporary, we recorded a non-cash loss of approximately $0.0 million, $0.0 million and $5.7 million on a lower-of-cost-or-market write-down on certain available-for-sale securities during fiscal 2004, 2003 and 2002, respectively. We also recorded a write-down of approximately $0.0 million, $0.0 million and $45.2 million for certain investments in non-publicly traded securities in fiscal 2004, 2003 and 2002, respectively, as a result of the downturn in market conditions in the technology and telecommunication market sectors. The net gains described in the following paragraphs were recorded as an offset to the loss on the write-down of our investment portfolio.

        In fiscal 2004 and fiscal 2003, we sold common stock of certain companies in our investment portfolio for gains of $4.8 million and $0.9 million, respectively. During fiscal 2002, we sold holdings of

ONI Systems and completely settled a related hedging arrangement for an aggregate gain of $66.6 million. In addition we liquidated our investment in Northstar Photonics, a non-marketable security, for a gain of $1.0 million.

Note 7: Goodwill and Intangible Assets

        We recorded $180.1 million in goodwill in connection with our acquisition of KRONE. It is our practice to assess goodwill impairment under the annual requirement of SFAS 142, "Goodwill and Other Intangible Assets", or when impairment indicators arise. No goodwill impairment indicators existed as of October 31, 2004.

        We recorded intangible assets of $78.1 million in connection with the acquisition of KRONE, consisting principally of trademarks, technology and a distributor network, and $4.6 million related to contract assets purchased from Stationary Power Systems that are used in our Professional Services segment.

        The following table represents intangible assets by category and accumulated amortization as of October 31, 2004 (in millions):

	Gross Carrying Amounts	Accumulated Amortization	Net	Estimated Life Range (in years)
Technology	$28.9	$2.3	$26.6	5-7
Trade name/trademarks	25.3	0.6	24.7	5-20
Distributor network	10.1	0.5	9.6	10
Customer list	4.5	0.5	4.0	2
Patents	19.8	7.9	11.9	3-7
Other	18.3	2.1	16.2	1-13

	$106.9	$13.9	$93.0

        Amortization expense was $7.1 million for the period ended October 31, 2004, which included $4.4 million of acquired intangible amortization. The estimated amortization expense for identified intangible assets is as follows for the periods indicated (in millions):

2005	$14.6
2006	13.9
2007	11.2
2008	10.9
2009	8.7
Five Years Thereafter	33.7

Total	$93.0

Note 8: Notes Payable

        On June 4, 2003, we issued $400.0 million of convertible unsecured subordinated notes in two separate transactions pursuant to Rule 144A under the Securities Act of 1933. This issuance was made through an initial offering of $350.0 million of convertible notes on May 29, 2003, and the subsequent exercise in full by the underwriters of such offering of their option to purchase an additional

$50.0 million of convertible notes. The net proceeds to us from this offering were $355.5 million after underwriting discounts of $10.0 million and the net payment for the purchased call options and warrant transactions described below. In the first transaction, we issued $200.0 million of 1.0% fixed rate convertible unsecured subordinated notes that mature on June 15, 2008. In the second transaction, we issued $200.0 million of convertible unsecured subordinated notes that have a variable interest rate and mature on June 15, 2013. The interest rate for the variable rate notes is equal to 6-month LIBOR plus 0.375%. The interest rate for the variable rate notes will be reset on each semi-annual interest payment date, which are June 15 and December 15 of each year beginning on December 15, 2003, for both the fixed and variable rate notes. The interest rate on the variable rate notes was 1.605% and 2.235% for the periods ending June 15, and December 15, 2004, respectively. The interest rate on the variable rate notes is 3.065% for the current period ending June 15, 2005. The holders of both the fixed and variable rate notes may convert all or some of their notes into shares of our common stock at any time prior to maturity at a conversion price of $4.013 per share. We may not redeem the fixed rate notes anytime prior to their maturity date. We may redeem any or all of the variable rate notes at any time on or after June 23, 2008.

        Concurrent with the issuance of the fixed and variable rate notes, we purchased five and ten-year call options on our common stock to reduce the potential dilution from conversion of the notes. Under the terms of these call options, which become exercisable upon conversion of the notes, we have the right to purchase from the counterparty at a purchase price of $4.013 per share the aggregate number of shares that we are obligated to issue upon conversion of the fixed and variable rate notes, which is a maximum of 99.7 million shares. We also have the option to settle the call options with the counterparty through a net share settlement or cash settlement, either of which would be based on the extent to which the then-current market price of our common stock exceeds $4.013 per share. The total cost of all the call options was $137.3 million, which was recognized in shareowners' investment. The cost of the call options was partially offset by the sale of warrants to acquire shares of our common stock with terms of five and ten years to the same counterparty with whom we entered into the call options. The warrants are exercisable for an aggregate of 99.7 million shares at an exercise price of $5.28 per share. The warrants become exercisable upon conversion of the notes, and may be settled, at our option, either through a net share settlement or a net cash settlement, either of which would be based on the extent to which the then-current market price of our common stock exceeds $5.28 per share. The gross proceeds from the sale of the warrants were $102.8 million, which was recognized in shareowners' investment. The call options and the warrants are subject to early expiration upon conversion of the notes. The net effect of the call options and the warrants is to either reduce the potential dilution from the conversion of the notes (if we elect net share settlement) or to increase the net cash proceeds of the offering (if we elect net cash settlement) if the notes are converted at a time when the current market price of our common stock is greater than $4.013 per share.

        We have used and plan to use the cash proceeds from this offering for general corporate purposes and strategic opportunities, including financing for possible acquisitions or investments in complementary businesses, technologies or products.

        In connection with our issuance of the fixed rate and variable rate notes, we are required under a registration rights agreement to maintain an active registration statement with respect to the fixed and variable rate notes (and the shares of our common stock that would be issued upon a conversion of those notes) for a period of up to two years from the date the notes were issued. We presently have an effective registration statement on Form S-3 with respect to these securities on file with the SEC (the "Registration Statement"). Because we were unable to timely file a current report on Form 8-K in

August, 2004, we have lost our ability to rely on Form S-3 registration statements until August, 2005, and as a result, upon the filing of our annual report on Form 10-K for fiscal 2004, the Registration Statement will cease to be effective. We intend to file a post-effective amendment to the Registration Statement on a Form S-1. That post-effective amendment on Form S-1 will need to be declared effective by the SEC before it can be utilized. Under the terms of the registration rights agreement, if we fail to keep the Registration Statement effective, the interest rate on those notes that remain held by their initial holders will be increased by 0.25% for 90 days and thereafter will be increased by another 0.25%. This increase in the interest rate will remain in effect for so long as the Registration Statement remains ineffective and could last until as late as June 4, 2005. If the Registration Statement was to remain ineffective through June 4, 2005, the increase in the interest rate on the affected notes would result in additional interest payments of no more than approximately $335,000.

Note 9: Shareowner Rights Plan

        We have a shareowner rights plan intended to preserve the long-term value of ADC to our shareowners by discouraging a hostile takeover. This plan was amended and restated during fiscal 2003. Under the shareowner rights plan, each outstanding share of our common stock has an associated preferred stock purchase right. The rights are exercisable only if a person or group acquires 15% or more of our outstanding common stock. If the rights became exercisable, the rights would allow their holders (other than the acquiring person or group) to purchase fractional shares of our preferred stock (each of which is the economic equivalent of a share of common stock) or stock of the company acquiring us at a price equal to one-half of the then-current value of our common stock. The dilutive effect of the rights on the acquiring person or group is intended to encourage such person or group to negotiate with our board of directors prior to attempting a takeover. If our board of directors believes a proposed acquisition of ADC is in the best interests of ADC and our shareowners, our board of directors may amend the shareowner rights plan or redeem the rights for a nominal amount in order to permit the acquisition to be completed without interference from the plan.

Note 10: Income Taxes

        The components of the income (loss) from continuing operations before income taxes are (in millions):

	2004	2003	2002
United States	$29.0	$(12.3)	$(568.6)
Foreign	4.2	(35.6)	(163.3)

Total income (loss) before income taxes	33.2	(47.9)	(731.9)

        The components of the (benefit) provision for income taxes from continuing operations are (in millions):

	2004	2003	2002
Current taxes:
Federal	$—	$(1.0)	$(233.4)
Foreign	2.6	(0.3)	1.4
State	(0.7)	(4.0)	(0.5)

	1.9	(5.3)	(232.5)

Deferred taxes:
Federal	—	—	430.6
Foreign	—	—	27.7
State	—	—	22.5

	—	—	480.8

Total (benefit) provision	$1.9	$(5.3)	$248.3

        The effective income tax rate differs from the federal statutory rate from continuing operations as follows:

	2004	2003	2002
Federal statutory rate	35%	(35)%	(35)%
Impairment charges	—	(20)	(5)
Research and development tax credits	—	(2)	(2)
Deferred tax asset valuation allowance	(8)	58	78
State income taxes, net	(2)	(36)	—
Interest expense on convertible debt	(16)	—	—
Foreign income taxes	(4)	32	—
Other, net	1	(8)	(2)

Effective income tax rate	6%	(11)%	34%

        Deferred tax assets (liabilities) as of October 31, 2004 and 2003 are composed of the following (in millions):

	2004	2003
Current deferred tax assets:
Asset valuation reserves	$20.6	$25.6
Accrued liabilities	22.7	28.0
Other	—	5.9

Subtotal	43.3	59.5
Non-current deferred tax assets:
Intangible assets	$316.7	$321.6
Depreciation	12.3	9.4
Net operating loss and tax credit carryover	468.0	327.4
Capital loss carryover	226.7	—
Restructuring charges and other	42.2	39.9

	1,065.9	698.3

Total deferred tax assets	$1,109.2	$757.8

Current deferred tax liabilities:
Accrued liabilities	$(4.7)	$(0.7)
Other	—	(6.1)

Subtotal	(4.7)	(6.8)
Non-current deferred tax liabilities:
Intangible assets	$(29.0)	$—
Restructuring charges and other	(8.1)	—

Subtotal	(37.1)	—

Total deferred tax liabilities	$(41.8)	$(6.8)

Net deferred tax assets	$1,067.4	$751.0
Deferred tax asset valuation allowance	(1,068.9)	(751.0)

Net deferred tax liabilities	$(1.5)	$—

        During the third quarter of fiscal 2002 we concluded that a full valuation allowance against our net deferred tax assets was appropriate. A deferred tax asset represents future tax benefits to be received when certain expenses and losses previously recognized in our income statement become deductible under applicable income tax laws. Thus, realization of a deferred tax asset is dependent on future taxable income against which these deductions can be applied. SFAS No. 109 "Accounting for Income Taxes" requires that a valuation allowance be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates, the utilization of past tax credits, length of carryback and carryforward periods, and existing contracts or sales backlog that will result in future profits. The accounting guidance further states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. As a result of the cumulative losses we had incurred to that point and the full utilization of our loss carryback potential, we concluded that a full valuation allowance should be recorded.

        We recorded an income tax provision (benefit) relating to discontinued operations of $0.2 million, $(0.1) million and $14.5 million during fiscal 2004, 2003 and 2002, respectively.

        The U.S. Internal Revenue Service has completed its examination of our federal income tax return for all years prior to fiscal 2003. In addition, we are subject to examinations in several states and foreign jurisdictions.

        Federal and state net operating loss carryforwards for tax purposes, available to offset future income, were approximately $993.0 million at October 31, 2004. The federal operating loss carryforwards expire between fiscal 2016 and fiscal 2024, and the state operating loss carryforwards expire between fiscal 2007 and fiscal 2019. Federal capital loss carryforwards were approximately $610.0 million at October 31, 2004, most of which expire in fiscal 2009. Federal credit carryforwards were approximately $69.1 million at October 31, 2004, of which $30.2 million expire between fiscal 2009 and fiscal 2014, and $38.9 million expire between fiscal 2018 and fiscal 2023. Foreign operating loss carryforwards were approximately $84 million at October 31, 2004, most of which are available for indefinite carryforward periods.

        Deferred federal income taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be invested permanently in those operations. At October 31, 2004, such earnings were approximately $39.0 million. In connection with our acquisition of KRONE, we presently are evaluating whether to make a U.S. income tax election which would have the effect of reducing the amount of undistributed cumulative earnings of foreign subsidiaries to $14.0 million. The amount of unrecognized deferred tax liability on such earnings was approximately $3.0 million regardless if the above tax election is made.

        In connection with our acquisition of KRONE, we recorded $5.9 million of income taxes payable, $62.3 million of deferred tax assets, $38.2 million of deferred tax liabilities and a valuation allowance of $26.0 million. Goodwill in the KRONE acquisition will be reduced in the future as this valuation allowance is utilized or restored to the balance sheet. During fiscal 2004, goodwill was reduced $0.6 million as a result of utilization of a portion of this valuation allowance.

        During fiscal 2004, our valuation allowance increased from $751.0 million to $1,068.9 million. The increase is comprised of $26.0 million recorded in connection with our acquisition of KRONE, $2.7 million related to continuing operations and $289.2 million related to discontinued operations and the disposition transactions of which $225.7 million is attributable to capital loss carryovers that can be utilized only against realized capital gains through fiscal 2009.

Note 11: Employee Benefit Plans

        Retirement Saving Plans:    U.S. employees and employees in many other countries are eligible to participate in retirement saving plans. In the United States, effective April 1, 2003, we match employee contributions to our plan ($0.50 for every dollar contributed) up to 6% of eligible pay, and depending on our financial performance, we voluntarily may make an additional contribution up to 120% on 6% of wages. Prior to April 1, 2003, we matched employee contributions ($1.00 for every dollar contributed) to our plan up to 6% of wages, and depending on our financial performance, we voluntarily could make an additional contribution up to 70% on 6% of wages. Employees are fully vested in all contributions at the time the contributions are made. Our contributions to our U.S.

retirement savings plan were $5.5 million, $6.1 million and $15.3 million during fiscal 2004, 2003 and 2002, respectively. If so elected by the participants, the trustee for our U.S. retirement savings plan invests a portion of our cash contributions in our common stock. In addition, other retirement savings plans exist in other of our global locations, which are aligned with local custom and practice. We contributed $4.0 million, $2.6 million and $3.4 million to our global (non-U.S.) retirement savings plans in fiscal 2004, 2003 and 2002, respectively.

        Global Employee Stock Purchase Plan:    We have a global employee stock purchase plan that is available to a majority of employees. Eligible employees may purchase our common stock through payroll deductions. Under this plan, employees are able to purchase our common stock at a price equal to the lower of 85% of the market closing price of our stock at the beginning or the end of each six-month stock purchase period. We issued 1.8 million, 3.4 million and 4.8 million shares of common stock pursuant to this plan during fiscal 2004, 2003 and 2002, respectively. Our Board of Directors has elected to discontinue the Global Employee Stock Purchase Plan at the end of March 2005.

        Pension Benefits:    With our acquisition of KRONE, we assumed certain pension obligations of KRONE related to its German workforce. Prior to the KRONE acquisition, we did not have any defined benefit pension plans. The KRONE pension plan is an unfunded general obligation of our German subsidiary (which is a common arrangement for German pension plans) and, as part of the acquisition, we recorded a liability of $62.8 million for this obligation as of October 31, 2004. The plan was closed to employees hired after 1994 and thus covers only current retirees and those hired prior to 1995. Pension payments will be made to eligible individuals upon reaching eligible retirement age, and the cash payments are expected to roughly equal the net periodic benefit cost.

        The following provides reconciliations of benefit obligations, plan assets and funded status of the plan.

Pension Benefits
October 31, 2004
Reconciliation of projected benefit obligation
Beginning balance	$—
Amount assumed in the KRONE acquisition	63.9
Service cost	0.2
Interest cost	1.5
Actuarial (gain) loss	(1.1)
Benefit payments	(1.7)

Ending Balance	$62.8

Funded status of the plan
Plan assets at fair value less than benefit obligation	$—
Unrecognized net actuarial (gain) loss	—

Net amount recognized	$—

Amounts recognized in the Consolidated Balance Sheet as of October 31,
Prepaid benefit cost	$—
Accrued liabilities	62.8
Intangible assets	—
Accumulated other comprehensive income, pre-tax	—

Net amount recognized	$62.8

        Net periodic pension cost includes the following components:

Pension Benefits
October 31, 2004
Service cost	$0.2
Interest cost	1.5

Net periodic benefit cost	$1.7

        The following assumptions were used to determine the plan's benefit obligations as of the end of the plan year and the plan's net periodic pension cost:

Pension Benefits
October 31, 2004
Weighted average assumptions used to determine benefit obligations
Discount rate	5.25%
Compensation rate increase	2.50%
Weighted average assumptions used to determine net cost for the years ended
Discount rate	5.25%
Compensation rate increase	2.50%

        Since the plan is an unfunded general obligation, we do not expect to contribute to the plan in fiscal 2005 except to make benefit payments below described.

        Expected benefit payments for fiscal years 2005, 2006, 2007, 2008, 2009 and the five years thereafter are (in millions):

2005	$3.5
2006	3.6
2007	3.7
2008	3.8
2009	3.8
Five Years Thereafter	$20.5

Note 12: Stock Option Plans

        We maintain a global stock incentive plan to grant various stock awards, including stock options at fair market value and restricted shares, to key employees and to our non-employee directors. A maximum of 149.3 million stock awards can be granted under this plan. Restricted stock awards, restricted stock units, and performance awards are limited to 30 million shares. As of October 31, 2004, 90.4 million shares were available for stock awards, inclusive of a maximum of 26.1 million shares available for issuance as restricted stock awards, restricted stock units and performance awards. All options granted under this plan were made at fair market value.

        The following schedule summarizes activity in all plans (shares in millions):

	Stock Option Shares	Stock Options Weighted Average Exercise Price	Restricted Shares
Outstanding at October 31, 2001	95.9	$12.30	0.5
Granted	43.0	4.24	1.9
Exercised	(1.2)	0.87	—
Restrictions lapsed	—	—	(0.4)
Canceled	(30.1)	11.09	(0.3)

Outstanding at October 31, 2002	107.6	9.54	1.7
Granted	29.9	2.28	2.7
Exercised	(2.6)	1.42	—
Restrictions lapsed	—	—	(0.6)
Canceled	(60.4)	10.29	(1.6)

Outstanding at October 31, 2003	74.5	6.14	2.2
Granted	24.3	3.19	0.1
Exercised	(2.0)	1.57	—
Restrictions lapsed	—	—	(0.9)
Canceled	(38.9)	7.11	(0.1)

Outstanding at October 31, 2004	57.9	$5.14	1.3

Exercisable at October 31, 2004	34.4	$4.82	—

        The following table contains details of our outstanding stock options as of October 31, 2004:

Range of Exercise Prices Between		Number Outstanding (in millions)	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable (in millions)	Weighted Average Exercise Price
$1.15	$2.18	3.2	8.33	$1.77	2.0	$1.69
2.24	2.26	10.0	8.08	2.26	9.0	2.26
2.29	2.81	6.4	9.09	2.49	1.3	2.39
2.83	2.83	6.9	6.16	2.83	2.3	2.83
2.86	2.92	5.8	9.34	2.92	—	—
2.94	3.89	2.7	6.14	3.50	2.3	3.53
4.02	4.37	6.9	6.92	4.36	6.7	4.36
4.44	7.03	5.6	5.96	5.50	5.4	5.49
7.05	40.94	10.3	4.89	11.82	5.3	11.82
41.94	41.94	0.1	5.68	41.94	0.1	41.94

		57.9	7.35	5.14	34.4	4.82

        The weighted average fair value per option at the date of grant for options granted in fiscal 2004, 2003 and 2002 was $1.48, $1.13 and $2.27 per share, respectively. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002
Risk-free interest rate	3.13%	2.62%	2.43%
Expected dividend	—	—	—
Expected volatility factor	59.4%	66.9%	67.0%
Expected option term	4.6 years	3.2 years	4.3 years

        Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Fair value is determined using an option-pricing model, such as Black-Scholes, that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, the expected dividends and the risk-free interest rate over the expected life of the of the option.

        We were required to record a non-cash stock compensation expense and deferred compensation expense related to the unvested portion of options issued in the purchase business combination of Centigram Communications Corporation in the third quarter of fiscal 2000. The value attributed to unvested options of $12.1 million was allocated to deferred compensation expense and was amortized over the remaining vesting period. Non-cash stock compensation expense recorded in fiscal 2001 relating to the Centigram acquisition was $6.0 million. These options were cancelled shortly after the divestiture of Centigram on October 31, 2001. Further non-cash stock compensation expense of $0.0 million, $0.9 million and $10.4 million was recognized in fiscal 2004, 2003 and 2002, respectively, as a result of unvested stock options and restricted stock converted into ADC awards in connection with our fiscal 2000 acquisition of Broadband Access Systems. The exercise prices on the date of grant were deemed to be less than the estimated fair values of the awards. Such amounts are reflected in research and development and selling and administration expense in the consolidated statements of operations.

        In addition, we incurred $2.9 million, $3.5 million and $3.9 million of deferred compensation expense in fiscal 2004, 2003 and 2002, respectively, related to restricted stock issued as part of employee incentive plans and such expense was included in research and development and selling and administration expenses.

Note 13: Accumulated Other Comprehensive Loss

        Accumulated other comprehensive income (loss) has no impact on our net income (loss) but is reflected in our balance sheet through adjustments to shareowners' investment. We specifically identify the amount of unrealized gain (loss) recognized in other comprehensive income for each available-for-sale ("AFS") security. When an AFS security is sold or impaired, we remove the security's cumulative unrealized gain (loss), net of tax, from accumulated other comprehensive loss. The components of accumulated other comprehensive loss are as follows (in millions):

	Foreign Currency Translation Adjustment	Unrealized Gain (Loss) On AFS Securities, net	Total
Balance, October 31, 2001	$(17.0)	$40.9	$23.9
Translation gain	2.3	—	2.3
Unrealized gain (loss)	—	(40.9)	(40.9)

Balance, October 31, 2002	(14.7)	—	(14.7)
Translation loss	(10.7)	—	(10.7)
Unrealized gain (loss)	—	4.2	4.2

Balance, October 31, 2003	(25.4)	4.2	(21.2)
Translation gain	12.3	—	12.3
Unrealized gain (loss)	—	(0.4)	(0.4)
Adjustment for sale of securities	—	(4.2)	(4.2)

Balance, October 31, 2004	$(13.1)	$(0.4)	$(13.5)

Note 14: Commitments and Contingencies

        Vendor Financing:    We have worked with customers and third-party financiers to find a means of financing projects by negotiating financing arrangements. As of October 31, 2004 and 2003, we had commitments to extend credit of $17.7 million and $26.5 million for such arrangements, respectively. The total amount drawn and outstanding under the commitments was approximately $17.7 million and $23.2 million, respectively, as of October 31, 2004 and 2003. The commitments to extend credit are conditional agreements generally having fixed expiration or termination dates and specific interest rates, conditions and purposes. These commitments may expire without being drawn. We regularly review all outstanding commitments, and the results of these reviews are considered in assessing the overall risk for possible credit losses. At October 31, 2004, we have recorded approximately $17.5 million in loss reserves in the event of non-performance related to these financing arrangements.

        In connection with the sale of a participation interest in a customer note receivable for $14.5 million, we guaranteed the payment obligation of the customer to the purchaser of the participation interest. During fiscal 2003, the underlying customer defaulted on the note receivable. Therefore, we were required to pay the purchaser of the participation interest $14.5 million, which was the outstanding principal and interest on the note receivable at the time the customer defaulted. Of the $14.5 million payment, we used $14.3 million from our restricted cash that was previously pledged to secure our guarantee with the remainder being paid from unrestricted cash. This note receivable is fully reserved for as part our allowance for doubtful accounts reserve. During fiscal 2002, we financed the sale of a participation interest in one of our vendor financing notes receivable for cash equal to $10.5 million. This sale was without any discount to the face amount of the receivable, was with full recourse to us, and our recourse obligation is secured by a letter of credit. We accounted for this sale of a participation interest as a loan, and thus recorded a $10.5 million long-term note payable.

        Letters of Credit:    As of October 31, 2004, we had $14.7 million of outstanding letters of credit. These outstanding commitments are fully collateralized by restricted cash.

        Operating Leases:    Portions of our operations are conducted using leased equipment and facilities. These leases are non-cancelable and renewable, with expiration dates ranging through the year 2017. The rental expense included in the accompanying consolidated statements of operations was $14.3 million, $18.2 million and $27.2 million for fiscal 2004, 2003 and 2002, respectively.

        We were party to an operating lease agreement related to our world headquarters facility in Eden Prairie, Minnesota. This lease was set to expire in October of fiscal year 2006. This operating lease, which is sometimes referred to as a "synthetic lease," contained a minimum residual value guarantee at the end of the lease term, and also gave us a purchase option at the end of the lease term. During the third quarter of fiscal 2003, we purchased this property for an aggregate purchase price of $46.8 million. The entire purchase price was paid out of pledged collateral that was classified as restricted cash on our consolidated balance sheet.

        In addition, during fiscal 2003 we purchased a total of four other properties that we leased under synthetic leases. Two properties were purchased for an aggregate of $55.9 million and the remaining two were purchased for an aggregate of $45.5 million. All of the properties were purchased using restricted cash previously pledged to secure the lease obligations. The two properties that were purchased for $55.9 million were recorded at their fair market value of $15.7 million, which resulted in a $5.2 million impairment charge and a $35.0 million reduction in our restructuring accrual as we previously recognized this loss in a prior fiscal year. These two properties were sold in fiscal 2004. The remaining two properties that were purchased for $45.5 million were immediately sold for total proceeds of $15.3 million. The difference between the purchase price for these two properties of $45.5 million and the sale price of $15.3 million reduced the restructuring accrual.

        During the fourth quarter of fiscal 2002, we concluded that the fair market value of our headquarters facility was significantly less than the minimum value we had guaranteed the lessor. As we intend to occupy this facility in the long-term, we amended this lease to extend the lease term by an additional two years. In connection with this amendment, we paid the lessor $85.5 million from our restricted cash, which was the difference between the existing purchase option price and the current fair market value of the facility, and obtained a reduction in the purchase option price and minimum residual value guarantee. We also recorded a non-recurring charge of $84.3 million related to this payment.

        The following is a schedule of future minimum rental payments required under non-cancelable operating leases as of October 31, 2004 (in millions):

2005	$24.9
2006	20.5
2007	14.0
2008	10.2
2009	7.8
Thereafter	26.4

Total	$103.8

        The aggregate amount of future minimum rentals to be received under noncancelable subleases as of October 31, 2004 is $12.4 million.

        Legal Contingencies:    On March 5, 2003, we were served with a shareowner lawsuit brought by Wanda Kinermon that was filed in the United States District Court for the District of Minnesota. The complaint named ADC, William J. Cadogan, our former Chairman and Chief Executive Officer, and Robert E. Switz, our Chief Executive Officer and former Chief Financial Officer, as defendants. After this lawsuit was served, we were named as a defendant in 11 other substantially similar lawsuits. These shareowner lawsuits were consolidated into a single lawsuit, that is captioned In Re ADC Telecommunications, Inc. Securities Litigation. This lawsuit purports to bring suit on behalf of a class of purchasers of our publicly traded securities from August 17, 2000 to March 28, 2001. The complaint alleged that we violated the securities laws by making false and misleading statements about our financial performance and business prospects during this period. On November 24, 2003, we filed a motion to dismiss this lawsuit, and the court granted our motion and dismissed the case with prejudice on May 17, 2004. The plaintiffs have appealed this decision to the Eighth Circuit Court of Appeals and that appeal is pending.

        On May 19, 2003, we were served with a lawsuit brought by Lorraine Osborne that was filed in the United States District Court for the District of Minnesota. The complaint names ADC and several of our current and former officers, employees and directors as defendants. After this lawsuit was served, we were served with two substantially similar lawsuits. All three of these lawsuits were then consolidated into a single lawsuit that is captioned In Re ADC Telecommunications, Inc. ERISA Litigation. This lawsuit has been brought by individuals who seek to represent a class of participants in our Retirement Savings Plan who purchased our common stock as one of the investment alternatives under the plan from February 2000 to present. The lawsuit alleges a breach of fiduciary duties under the Employee Retirement Income Security Act. On February 2, 2004, we filed a motion to dismiss this lawsuit, which was denied by the court. This case is now in the discovery phase.

        We are a party to various lawsuits, proceedings and claims arising in the ordinary course of business or otherwise. The amount of monetary liability resulting from an adverse result in many of such lawsuits, proceedings or claims cannot be determined at this time. As of October 31, 2004, we had recorded $5.2 million in loss reserves in the event of such adverse outcomes in these matters. Litigation by its nature is uncertain, and we cannot predict the ultimate outcome of these matters with certainty. However, other than with respect to the two purported class action suits and in light of the reserves we have recorded, at this time we believe the ultimate resolution of these lawsuits, proceedings and claims will not have a material adverse impact on our business, results of operations or financial condition.

        Income Tax Contingencies:    Our effective tax rate is impacted by reserve provisions and changes to reserves which we consider appropriate. We establish reserves when, despite our belief that our tax returns reflect the proper treatment of all matters, we believe that the treatment of certain tax matters is likely to be challenged and that we may not ultimately be successful.

        Significant judgment is require to evaluate and adjust the reserves in light of changing facts and circumstances, such as the progress of a tax audit. Further, a number of years may lapse before a particular matter for which we have established a reserve is audited and finally resolved. While it is difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe that our reserves reflect the probable outcome of known tax contingencies.

        Other Contingencies:    As a result of the divestitures discussed in Note 4, we may incur charges related to obligations retained based on the sale agreement. At this time, none of those obligations are probable or estimable.

        Change of Control:    Our board of directors has approved the extension of certain employee benefits, including salary continuation to key employees, in the event of a change of control of ADC.

Note 15: Segment and Geographic Information

  Segment Information

        We have two reportable segments: the Broadband Infrastructure and Access segment and the Professional Services segment. Broadband Infrastructure and Access products consist of:

  •
  connectivity systems and components that provide the infrastructure to wireline, wireless, cable, broadcast and enterprise networks to connect Internet, data, video and voice services to the network over copper, coaxial and fiber-optic cables, and

  •
  access systems used in the last mile/kilometer of wireline and wireless networks to deliver high-speed Internet, data and voice services.

        Professional Services provide integration services for broadband, multiservice communications over wireline, wireless, cable and enterprise networks. Professional services are used to plan, deploy and maintain communications networks that deliver Internet, data, video and voice services.

        Accounting policies used by the segments are the same as those described in Note 1 to the Consolidated Financial Statements.

        Intersegment sales were not significant. The depreciation and amortization, and impairment and restructuring charges in unallocated results relate to corporate. Other income (expense), net includes interest income and expense, investment gains and losses are not allocated to segment results.

        Corporate assets, which are included in "Unallocated Items," primarily consist of cash and investments which are managed centrally, and property and equipment. Capital expenditures do not include amounts arising from the purchase of businesses.

        Sales outside of the United States to external customers are determined on a "shipped-to" basis. No single country has property and equipment sufficiently material enough to warrant disclosure. One customer accounted for 13.3%, 12.6%, and 13.6% of our sales in fiscal 2004,2003, and 2002. In fiscal 2002, sales to one customer comprised 11.2% of our net sales.

        The following table sets forth net sales information for each of our functional operating segments described above (in millions):

	2004	2003	2002
Infrastructure Products (Connectivity)	$472.8	$283.0	$355.8
Access Products (Wireline and Wireless)	151.0	161.3	266.0
Eliminations and Other	(22.1)	(18.3)	8.5

Broadband Infrastructure and Access	601.7	426.0	630.3

Professional Services	182.6	163.4	189.2

Total	$784.3	$589.4	$819.5

        The following table sets forth certain financial information for each of our functional operating segments described above (in millions):

Segment Information (in millions)	Broadband Infrastructure and Access	Professional Services	Unallocated Items	Consolidated
2004
External sales:
Products	$601.7	$58.2	—	$659.9
Services	—	124.4	—	124.4

Total external sales	$601.7	$182.6	—	$784.3

Depreciation and amortization	$11.4	$2.8	$27.5	$41.7
Impairment and restructuring	$0.5	$0.7	$12.8	$14.0
Operating income (loss)	$83.1	$(2.3)	$(58.3)	$22.5
Other income (expense), net	0.9	0.6	9.2	10.7

Income (loss) from continuing operations before income taxes	$84.0	$(1.7)	$(49.1)	$33.2
Capital expenditures	4.3	6.0	—	10.3
Assets	$327.2	$75.4	$1,025.5	$1,428.1

2003
External sales:
Products	$426.0	$58.7	—	$484.7
Services	—	104.7	—	104.7

Total external sales	$426.0	$163.4	—	$589.4

Depreciation and amortization	$5.8	$2.9	$45.1	$53.8
Impairment and restructuring	$5.5	$7.7	$30.5	$43.7
Operating income (loss)	$22.6	$(0.5)	$(79.0)	$(56.9)
Other income (expense), net	9.1	(0.8)	0.7	9.0

Income (loss) from continuing operations before income taxes	$31.7	$(1.3)	$(78.3)	$(47.9)
Capital expenditures	0.8	0.9	67.8	69.5
Assets	$224.3	$89.9	$982.7	$1,296.9

2002
External sales:
Products	$630.3	$63.0	—	$693.3
Services	—	126.2	—	126.2

Total external sales	$630.3	$189.2	—	$819.5

Depreciation and amortization	$9.7	$4.3	$86.8	$100.8
Impairment and restructuring	$84.3	$5.4	$453.4	$543.1
Operating loss	$(130.4)	$(28.6)	$(579.3)	$(738.3)
Other income (expense), net	(5.8)	(3.6)	15.8	6.4

Loss from continuing operations before income taxes	$(136.2)	$(32.2)	$(563.5)	$(731.9)
Capital expenditures	8.2	4.4	13.0	25.6
Assets	$247.2	$78.1	$818.9	$1,144.2

  Geographic Information

        The following table sets forth certain geographic information concerning our U.S. and foreign sales and ownership of property and equipment (in millions):

Geographic Information (in millions)	2004	2003	2002
Sales:
Inside the United States	$467.5	$436.5	$654.0
Outside the United States
Asia (China, Hong Kong, and Korea)	27.1	16.3	18.8
Indo Pacific (Australia, India, Japan, and Southeast Asia)	25.8	—	—
EMEA (Europe (Excluding Germany), Middle East, and Africa)	133.1	91.7	94.7
Germany	63.1	—	—
Americas (Canada, Central and South America)	67.7	44.9	52.0

Total	$784.3	$589.4	$819.5

Property and Equipment, Net:
Inside the United States	$144.1	$145.4	$143.6
Outside the United States	88.9	29.9	41.1

Total	$233.0	$175.3	$184.7

Note 16: Impairment, Restructuring, and Other Disposal Charges

        During 2004, 2003 and 2002, we continued our plan to improve operating performance by restructuring and streamlining our operations. As a result, we incurred impairment charges related to the disposal of excess equipment, restructuring charges associated with workforce reductions as well as the consolidation of excess facilities, and other disposal charges associated with inventory write-offs and certain administrative charges related to product line divestitures. The impairment, restructuring and other disposal charges resulting from our actions, by category of expenditures, adjusted to exclude those activities specifically related to discontinued operations, are as follows for 2004, 2003 and 2002, respectively (in millions):

Fiscal 2004	Impairment Charges	Restructuring Charges	Total
Employee severance costs	$—	$9.7	$9.7
Facilities consolidation and lease termination	—	2.6	2.6
Fixed asset write-downs	1.7	—	1.7

Total	$1.7	$12.3	$14.0

Fiscal 2003	Impairment Charges	Restructuring Charges	Total
Employee severance costs	$—	$24.0	$24.0
Facilities consolidation and lease termination	—	4.1	4.1
Fixed asset write-downs	15.6	—	15.6

Total	$15.6	$28.1	$43.7

Fiscal 2002	Impairment Charges	Restructuring Charges	Cost of Sales	Selling and Administrative Charges	Total
Employee severance costs	$—	$45.1	$—	$—	$45.1
Facilities consolidation and lease termination	—	153.6	—	—	153.6
Fixed asset write-downs	210.8	—	—	—	210.8
Goodwill write-downs	130.3	—	—	—	130.3
Inventory write-offs	—	—	7.1	—	7.1
Other	—	3.3	—	(4.4)	(1.1)

Total	$341.1	$202.0	$7.1	$(4.4)	$545.8

        Impairment Charges:    As a result of our intention to sell, scale-back or exit non-strategic businesses, we evaluated our goodwill and property and equipment assets for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets" and SFAS No. 142, "Goodwill and other Intangible Assets." As a result of applying SFAS No. 121 and 144 to our property and equipment, a non-cash impairment charge was required. For fiscal 2004, 2003 and 2002, we recorded impairment charges of $1.7 million, $15.6 million and $341.1 million, respectively.

        Restructuring Charges:    Employee severance costs relate to headcount reductions resulting from the closure of facilities and general terminations attributed to reduced sales forecasts. During fiscal 2004, 2003 and 2002, we terminated the employment of approximately 200, 1,300 and 2,700 employees, respectively, through reductions in force. The costs of these reductions have been and will be funded through cash from operations. These reductions have impacted both of our business segments.

        Facility consolidation costs represent lease termination costs and other costs associated with our decision to consolidate and close unproductive, duplicative or excess manufacturing and office facilities.

        Other Disposal Charges:    Committed sales contracts—administrative represents the administrative expenses necessary to complete or negotiate settlements with respect to certain committed sales contracts, which costs would normally be classified as selling and administration expenses. These costs are a direct result of our decision to exit certain product lines.

        In addition, we also incurred inventory and committed sales contract related charges which represent losses incurred to write down the carrying value of inventory and the direct costs of exiting and maintaining certain committed sales contracts for product lines that have been discontinued

        The following table provides detail on the activity and our remaining restructuring accrual balance by category as of 2004, 2003 and 2002 (in millions):

Type of Charge	Accrual October 31, 2003	Discontinued Operations Net Additions	Continuing Operations Net Additions	Cash Charges	Accrual October 31, 2004
Employee severance costs	$3.0	$4.1	$9.7	$11.5	$5.3
Facilities consolidation	26.1	13.4	2.6	13.4	28.7

Total	$29.1	$17.5	$12.3	$24.9	$34.0

Type of Charge	Accrual October 31, 2002	Discontinued Operations Net Additions	Continuing Operations Net Additions	Cash Charges	Accrual October 31, 2003
Employee severance costs	$14.1	$6.2	$24.0	$41.3	$3.0
Facilities consolidation	110.0	7.5	4.1	95.5	26.1
Committed sales contract—administrative	1.6	—	—	1.6	—

Total	$125.7	$13.7	$28.1	$138.4	$29.1

        The accrued restructuring amount in the fiscal 2004 table excludes $4.4 million in reserves acquired with the KRONE acquisition.

        The total adjustment made to the restructuring accrual for changes in assumptions was an increase of $16.0 million and a decrease of $5.9 million for fiscal 2004 and 2003, respectively. The adjustment was primarily related to changes in the assumptions primarily due to continued softening of real estate markets which resulted in lower sublease income.

        We expect that substantially all of the remaining $5.3 million of cash expenditures relating to employee severance costs incurred through October 31, 2004 will be paid by the end of fiscal 2005. Of the $28.7 million to be paid for the consolidation of facilities, we expect that approximately $9.1 million will be paid from unrestricted cash in fiscal 2005, and that the balance will be paid from unrestricted cash over the respective lease terms of the facilities through 2015. Based on our intention to continue to consolidate and close duplicative or excess manufacturing operations in order to reduce our cost structure, we may incur additional restructuring charges (both cash and non-cash) in future periods. These restructuring charges may have a material effect on our operating results.

        In addition to the restructuring accrual mentioned above, we have $6.6 million of assets held for sale (all of which was not allocated to either of our segments) at October 31, 2004. We classified these assets as "held for sale" after our decision to exit non-strategic product lines and to reduce the size of our global operations. We expect to sell or dispose of these assets before the end of fiscal 2005.

Note 17: Quarterly Financial Data (Unaudited in millions, except earnings per share)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter		Total
2004
Net Sales	$136.7	$153.6	$227.7	$266.3		$784.3
Gross Profit	53.9	62.6	85.6	99.8		301.9
Income (Loss) Before Income Taxes	16.2	(2.6)	3.5	16.1		33.2
Provision (Benefit) for Income Taxes	(0.1)	0.5	0.3	1.2		1.9
Income (Loss) From Continuing Operations	16.3	(3.1)	3.2	14.9		31.3
Discontinued Operations, Net of Tax	(18.7)	(23.5)	(17.5)	44.8		(14.9)

Net Income (Loss)	$(2.4) (1)	$(26.6) (2)	$(14.3) (3)	$59.7	(4)	$16.4

Average Common Shares Outstanding—Basic	806.8	808.1	808.9	809.3		808.3

Average Common Shares Outstanding—Diluted	911.9	808.1	811.7	909.7		812.1

Net Income (loss) Per Share—Basic	$(0.00)	$(0.03)	$(0.02)	$0.07		$0.02

Net Income (loss) Per Share—Diluted	$(0.00)	$(0.03)	$(0.02)	$0.07		$0.02

2003
Net Sales	$141.9	$149.9	$143.1	$154.5		$589.4
Gross Profit	41.5	56.4	50.6	58.6		207.1
Income (Loss) Before Income Taxes	(42.1)	(14.3)	(3.8)	12.3		(47.9)
Provision (Benefit) for Income Taxes	—	—	—	(5.3)		(5.3)
Income (Loss) From Continuing Operations	(42.1)	(14.3)	(3.8)	17.6		(42.6)
Discontinued Operations, Net of Tax	0.6	(15.1)	(11.3)	(8.3)		(34.1)

Net Income (Loss)	$(41.5) (5)	$(29.4) (6)	$(15.1) (7)	$9.3	(8)	$(76.7)

Average Common Shares Outstanding—Basic	801.1	802.7	804.1	805.4		803.4

Average Common Shares Outstanding—Diluted	801.1	802.7	804.1	908.2		803.4

Net Income (loss) Per Share—Basic	$(0.05)	$(0.04)	$(0.02)	$0.01		$(0.10)

Net Income (loss) Per Share—Diluted	$(0.05)	$(0.04)	$(0.02)	$0.01		$(0.10)

(1)
Including $1.8 million restructuring charges; $4.4 million nonoperating gain on sale of investments; and $3.8 million net nonoperating gain for divested product lines.

(2)
Including $10.1 million restructuring charges and $1.5 million impairment charges.

(3)
Including $0.6 million restructuring charges.

(4)
Including $(0.3) million restructuring charges and $0.2 million impairment charges.

(5)
Including $8.2 million restructuring charges; $10.3 million impairment; $1.0 million nonoperating loss on sale of investments; and $2.8 million nonoperating net loss related to sale of divested product lines.

(6)
Including $8.1 million restructuring charges; $4.3 million impairment; $1.3 million loss for inventory restructuring; and $0.2 million nonoperating net gain related to sale of divested product lines.

(7)
Including $3.5 million restructuring charges; $0.2 million impairment; and $1.3 million loss for inventory restructuring.

(8)
Including $8.4 million restructuring charges; $0.8 million impairment; $1.7 million loss for inventory restructuring; $1.7 million nonoperating gain on sale of investments; $1.4 million nonoperating net gain related to sale of divested product lines; and $2.3 million nonoperating gain related to other divested activities.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareowners
ADC Telecommunications, Inc.

        We have audited the consolidated financial statements of ADC Telecommunications, Inc. and subsidiaries as of October 31, 2004 and 2003 and for each of the three years in the period ended October 31, 2004, and have issued our report thereon dated December 13, 2004 (included elsewhere in this prospectus). Our audits also included the financial statement schedule for each of the three years in the period ended October 31, 2004, listed in Item 16 of this Post-Effective Amendment No. 1 to Form S-3 on Form S-1. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

        In our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP

Minneapolis, Minnesota
December 13, 2004

ADC TELECOMMUNICATIONS

SCHEDULE II—VALUATION OF QUALIFYING ACCOUNTS AND RESERVES
(In Millions)

Fiscal 2004	Balance at Beginning of Year	Acquisition	Charged to Costs and Expenses	Deductions	Balance at End of Year
Allowance for doubtful accounts & notes receivable	$48.6	$7.5	$(2.9)	$10.6	$42.6
Inventory reserve	32.2	16.9	(0.4)	6.7	42.0
Warranty accrual	10.4	5.3	4.0	5.3	14.4

Fiscal 2003	Balance at Beginning of Year	Acquisition	Charged to Costs and Expenses	Deductions (Reclassifications)	Balance at End of Year
Allowance for doubtful accounts & notes receivable	$35.8	$—	$4.3	$(8.5)	$48.6
Inventory reserve	81.9	—	—	49.7	32.2
Warranty accrual	10.5	—	5.7	5.8	10.4

Fiscal 2002	Balance at Beginning of Year	Acquisition	Charged to Costs and Expenses	Deductions	Balance at End of Year
Allowance for doubtful accounts & notes receivable	$87.1	$—	$22.0	$73.3	$35.8
Inventory reserve	89.5	—	48.3	55.9	81.9
Warranty accrual	29.4	—	3.1	22.0	10.5

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Krone Communications Business:

        We have audited the accompanying combined balance sheet of Krone International Holding Inc. and Krone Digital Communications Inc. and their consolidated subsidiaries (collectively, the "Krone Communications Business" and both indirect wholly-owned subsidiaries of GenTek Inc.) as of December 31, 2003 (Successor balance sheet), and the related combined statements of operations, changes in equity (deficit) and cash flows for the period from November 11, 2003 to December 31, 2003 (Successor operations), and for the period from January 1, 2003 to November 10, 2003 (Predecessor operations). These financial statements are the responsibility of the Krone Communications Business' management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1 to the to the financial statements, on October 7, 2003, the Bankruptcy Court entered an order confirming the Plan of Reorganization of GenTek Inc., the parent company of the Krone Communications Business, which became effective after the close of business on November 10, 2003. Accordingly, the accompanying financial statements have been prepared in conformity with AICPA Statement of Position 90-7, "Financial Reporting by Entities In Reorganization Under The Bankruptcy Code," for the Successor as a new entity with assets, liabilities, and a capital structure having carrying values not comparable with prior periods as described in Note 1.

        In our opinion, the Successor financial statements present fairly, in all material respects, the financial position of the Krone Communications Business as of December 31, 2003, and the results of their operations and their cash flows for the period from November 11, 2003 to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows for the period from January 1, 2003 to November 10, 2003, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Parsippany, New Jersey
August 11, 2004

KRONE COMMUNICATIONS BUSINESS
COMBINED STATEMENTS OF OPERATIONS
(In thousands)

	Successor	Predecessor
	Period Ended December 31, 2003	Period Ended November 10, 2003
Net revenues	$46,802	$269,565
Cost of sales	33,769	190,333
Selling, general and administrative expense	11,811	68,523
Restructuring and impairment charges	754	4,344

Operating profit (loss)	468	6,365
Interest expense (Includes related party amounts of $2,296 and $13,862, respectively)	2,529	14,599
Interest income	137	650
Reorganization items	—	4,288
Other (income), net	1,104	1,754

Income (loss) before income taxes	(3,028)	(13,626)
Income tax provision (benefit)	202	639

Net income (loss)	$(3,230)	$(14,265)

See the accompanying notes to the combined financial statements.

KRONE COMMUNICATIONS BUSINESS
COMBINED BALANCE SHEETS
(In thousands)

Successor
December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$33,329
Receivables, net	60,254
Inventories	40,563
Deferred income taxes	2,195
Other current assets	6,487

Total current assets	142,828
Property, plant and equipment, net	62,050
Deferred income taxes	52,647
Other assets	1,043

Total assets	$258,568

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$23,447
Accrued liabilities	47,966
Current portion of long-term debt (Includes related party debt of $7,557)	19,771

Total current liabilities	91,184
Long-term debt (Includes related party debt of $195,699)	196,111
Pension and postretirement obligations	59,442
Other liabilities	29,884

Total liabilities	376,621

Equity (deficit):
Group equity (deficit)	(119,842)
Accumulated other comprehensive income	1,789

Total equity (deficit)	(118,053)

Total liabilities and equity (deficit)	$258,568

See the accompanying notes to the combined financial statements.

KRONE COMMUNICATIONS BUSINESS
COMBINED STATEMENTS OF CASH FLOWS
(In thousands)

	Successor	Predecessor
	Period Ended December 31, 2003	Period Ended November 10, 2003
Cash flows from operating activities:
Net income (loss)	$(3,230)	$(14,265)
Adjustments to reconcile net income (loss) to net cash provided by (used for)operating activities:
Depreciation and amortization	2,293	11,223
Asset impairment and write-down charges	—	201
Reorganization items	—	4,288
Net (gain) loss on disposition of long-term assets	254	(40)
Increase (decrease) in receivables	11,315	(2,497)
Decrease in inventories	2,906	4,006
Decrease in accounts payable	(150)	(3,380)
Increase (decrease) in accrued liabilities	(8,860)	3,546
Decrease in other liabilities and assets, net	(4,743)	(8,568)

Net cash provided by operating activities	(215)	(5,486)

Cash flows from investing activities:
Capital expenditures	(2,624)	(4,733)
Proceeds from sales or disposals of long-term assets	13	214
Other investing activities	—	11

Net cash used for investing activities	(2,611)	(4,508)

Cash flows from financing activities:
Repayment of long-term debt	(5,008)	(387)
Net transactions with parent	2,397	17,178

Net cash provided by (used for) financing activities	(2,611)	16,791

Effect of exchange rate changes on cash	1,783	2,749

Increase (decrease) in cash and cash equivalents	(3,654)	9,546
Cash and cash equivalents at beginning of period	36,983	27,437

Cash and cash equivalents at end of period	$33,329	$36,983

Supplemental information:
Cash paid for income taxes	$1,027	$3,984

Cash paid for interest	$146	$779

See the accompanying notes to the combined financial statements.

KRONE COMMUNICATIONS BUSINESS
COMBINED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
(In thousands)

	Group Equity (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Predecessor
Balance at January 1, 2003	$(109,481)	$(5,390)	$(114,871)
Components of comprehensive loss:
Net loss	(14,265)	—	(14,265)
Foreign currency translation adjustments	—	3,533	3,533

Comprehensive loss			(10,732)
Capital contribution	4,381	—	4,381
Fresh start adjustments	(1,857)	1,857	—

Balance at November 10, 2003	(121,222)	—	(121,222)
Successor
Components of comprehensive loss:
Net loss	(3,230)	—	(3,230)
Foreign currency translation adjustments	—	1,789	1,789

Comprehensive loss			(1,441)
Capital contribution	4,610	—	4,610

Balance at December 31, 2003	$(119,842)	$1,789	$(118,053)

See the accompanying notes to the combined financial statements.

KRONE COMMUNICATIONS BUSINESS
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Dollars in thousands)

Note 1—Basis of Presentation

        These combined financial statements include the results of Krone International Holding Inc. and Krone Digital Communications Inc. (together, the "Companies") along with their consolidated subsidiaries (collectively, the "Krone Communications Business"). During the periods presented in the accompanying financial statements, both of the Companies were indirect wholly-owned subsidiaries of GenTek, Inc. ("GenTek"). The Krone Communications Business is a global provider of products, systems and services to the global markets for telecommunications and data networking equipment and services, and in particular, the public telecom and private enterprise network markets.

        On October 11, 2002, GenTek and 31 of its direct and indirect subsidiaries, including the Companies (collectively, the "Debtors"), filed voluntary petitions for reorganization relief (the "Filing") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Debtors' cases were jointly administered as Case No. 02-12986 (MFW).

        As a result of the Filing, an automatic stay was imposed against efforts by claimants to collect amounts due or to proceed against property of the Debtors. During the Chapter 11 case, the Debtors operated their respective businesses as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. As such, they were permitted to engage in ordinary course of business transactions without prior approval of the Bankruptcy Court. Transactions outside of the ordinary course of business, including certain sales of assets and certain requests for additional financings, were subject to approval by the Bankruptcy Court.

        The Debtors filed for relief under Chapter 11 as a result of GenTek's inability to obtain an amendment to its pre-petition senior credit facility. The protection afforded by Chapter 11 allowed the Debtors to continue to serve their customers and preserve the value of their businesses, while they reorganized and worked to develop and implement a strategic plan to de-leverage GenTek's balance sheet and create an improved long-term capital structure.

        As a result of the Filing, pending pre-petition litigation and claims against the Debtors were stayed automatically in accordance with Section 362 of the Bankruptcy Code and no party was able to take any action to seek payment on its pre-petition claims or to proceed against property of the Debtors' estates except pursuant to further order of the Bankruptcy Court.

        As a general rule, all of the Debtors' contracts and leases continued in effect in accordance with their terms notwithstanding the Filing, unless otherwise ordered by the Bankruptcy Court. The Bankruptcy Code provided the Debtors with the opportunity to reject any executory contracts or unexpired leases that were burdensome or assume any contracts or leases that were favorable or otherwise necessary to their business operations. In the event of a rejection of an executory contract or unexpired lease by the Debtors, the affected parties were provided a period of time within which to file rejection damage claims, which were considered to be pre-petition general unsecured claims. As a condition to assumption of an executory contract or unexpired lease, the Debtors were required to cure defaults under such agreements, including, without limitation, payment of any amounts due and owing.

        Certain executory contracts and unexpired leases were rejected by the Debtors during the course of the bankruptcy proceedings.

        On June 30, 2003, the Debtors filed with the Court their first proposed joint plan of reorganization, together with the related disclosure statement. Subsequently, on August 21, 2003, the

Debtors filed with the Court their second proposed joint plan of reorganization (the "Second Proposed Plan of Reorganization"), together with the related disclosure statement (the "Second Proposed Disclosure Statement"). A hearing to consider the adequacy of the Second Proposed Disclosure Statement was held on August 25, 2003. At the hearing, the Debtors announced additional revisions to the Second Proposed Plan of Reorganization (as modified, the "Plan of Reorganization") and the Second Proposed Disclosure Statement (as modified, the "Disclosure Statement") and agreed to work with certain parties in interest to resolve remaining issues as to the adequacy of the Disclosure Statement. Upon certification of counsel as to the resolution of such issues, the Court, on August 27, 2003, entered an order approving the Disclosure Statement, as revised, and authorizing the Company to begin soliciting votes with respect to the Plan of Reorganization, as revised, from those of its creditors who were entitled to vote. On August 28, 2003, the Debtors filed a revised version of the Plan of Reorganization (the "Final Plan of Reorganization") and a revised version of the Disclosure Statement, each reflecting the additional revisions announced at the hearing on August 25, 2003 and those subsequently made in resolution of the remaining issues.

        The solicitation process commenced on September 3, 2003, when the Debtors mailed the solicitation packages, and concluded on September 30, 2003. The Final Plan of Reorganization was accepted by all but one of the voting classes. On October 3, 2003, the Debtors filed a first modification to the Final Plan of Reorganization (the "Modification"). The confirmation hearing was subsequently held on October 7, 2003, and the Bankruptcy Court on that date entered an order confirming the Final Plan of Reorganization, as modified on October 3, 2003 (the Final Plan of Reorganization as so modified and confirmed, the "Confirmed Plan"). The Confirmed Plan became effective in accordance with its terms on November 10, 2003.

        The combined financial statements have been prepared in accordance with Statement of Position 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," and on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. In connection with its emergence from bankruptcy on November 10, 2003, GenTek, and therefore, the Companies have adopted fresh-start reporting in accordance with SOP 90-7. Accordingly, the post-emergence financial statements ("Successor") are not comparable with the pre-emergence financial statements ("Predecessor"). All references to the period ended November 10, 2003 refer to the period from January 1, 2003 to November 10, 2003 and all references to the period ended December 31, 2003 refer to the period November 11, 2003 to December 31, 2003.

        Pursuant to the Bankruptcy Code, schedules were filed by the Debtors with the Bankruptcy Court setting forth the assets and liabilities of the Debtors as of the date of Filing. A bar date of April 14, 2003 was set for the filing of proofs of claim against the Debtors. Differences between amounts recorded by the Debtors and claims filed by creditors have been investigated and will be resolved as part of the proceedings in the Chapter 11 cases. That process is continuing after the Effective Date. Accordingly, the ultimate number and allowed amount of such claims are not presently known but the recovery terms of each such allowed claim is set forth in the Confirmed Plan.

Note 2—Summary of Significant Accounting Policies

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        The combined financial statements include the accounts of the Companies and all of their majority owned subsidiaries. Intercompany balances and transactions are eliminated in consolidation. Costs for certain members of the management of the Krone Communications Business were borne by GenTek. These costs, which totaled $723 and $2,695 for the periods ending December 31, 2003 and November 10, 2003, respectively, have been charged to the Krone Communications Business. In addition, the Krone Communications Business is included in GenTek's insurance policies. The Krone Communications Business ratable share of the premiums for these policies, totaling $138 and $965 for the periods ending December 31, 2003 and November 10, 2003, respectively, have been charged to the Krone Communications Business. In the opinion of management, the accompanying combined financial statements reflect all costs of doing business for the Krone Communications Business.

        All highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

        Inventories are valued at the lower of cost or market, using the first-in, first-out ("FIFO") or average-cost method. Production inventory costs include material, labor and factory overhead.

        Property, plant and equipment are carried at cost and are depreciated principally using the straight-line method. Estimated lives range from five to 35 years for buildings and leasehold improvements and 3 to 15 years for machinery and equipment.

        Long-lived assets are reviewed for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of these assets against the estimated undiscounted future cash flows to be generated by the assets. At the time such evaluations indicate that the future cash flows are not sufficient to recover the carrying value of such assets, the carrying values are adjusted to their fair values, which have been determined on a discounted cash flow basis. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

        Accruals for product warranties are estimated based upon historical warranty experience and are recorded at the time revenue is recognized.

        Accruals for environmental liabilities are recorded based on current interpretations of environmental laws and regulations when it is probable that a liability has been incurred and the amount of such a liability can be reasonably estimated.

        Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. Revenue is recognized from product sales when title and risk of loss has passed to the customer consistent with the related shipping terms, generally at the time products are shipped. Provisions for estimated sales returns and other allowances are recorded as a reduction of revenue at the time of revenue recognition.

        Certain members of management of the Krone Communications Business participate in GenTek's stock-based employee compensation plans. Compensation cost for stock-based employee compensation is recognized using the intrinsic value method. If the fair value based method had been used to recognize stock based employee compensation, the effect on net income (loss) would be deminimus. There were no stock-based grants made during 2003.

        Research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development costs for the periods ended December 31, 2003 and November 10, 2003 were $1,353 and $5,275, respectively.

        Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

        The Companies do not hold or issue financial instruments for trading purposes.

        Accumulated other comprehensive income is comprised of foreign currency translation adjustments.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE"s)" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses when a company should include in its financial statements the assets and liabilities of unconsolidated VIEs. FIN 46 was effective for VIEs created or acquired after January 31, 2003. The Companies are not party to any arrangements with VIEs and thus the adoption of this statement did not have a material impact on the combined financial statements. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. The adoption of the Revised Interpretation did not have a material effect on the combined financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The Statement is effective for financial instruments entered into or modified after May 31, 2003. It applies in the first interim period beginning after June 15, 2003, to entities with financial instruments acquired before May 31, 2003. The adoption of this statement did not have a material impact on the combined financial statements.

        In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." This Statement retains the disclosure requirements contained in the original FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which it replaces and requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. It does not change the measurement of recognition of those plans required by FASB Statements No. 87, "Employers' Accounting for Pensions", No. 88, "Employers'

Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". The Statement is effective for annual and interim periods with fiscal years ending after December 15, 2003. The disclosure provisions of this statement have been adopted for the period ended December 31, 2003.

        In January 2004, the FASB issued Staff Position No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP). The act, signed into law in December 2003, introduces a prescription drug benefit under Medicare as well as a federal subsidy, under certain conditions, to sponsors of retiree health care benefit plans. Presently, authoritative guidance on the accounting for the subsidy has not been issued. The Companies have elected a one-time deferral of the accounting for the effects of the act, as permitted by the FSP.

Note 3—Fresh-Start Reporting, Reorganization Items and Liabilities Subject to Compromise

        The Debtors' emergence from bankruptcy proceedings on November 10, 2003 resulted in a new reporting entity and adoption of fresh-start reporting as of that date in accordance with SOP 90-7. Accordingly, assets have been stated at fair value, liabilities have been recorded at the present value of amounts estimated to be paid. GenTek's accumulated deficit has been eliminated and new debt and equity securities have been recorded in accordance with distributions pursuant to the Confirmed Plan. In addition, all accounting principles required to be adopted within the next twelve months following the adoption of fresh-start reporting were adopted as of November 10, 2003. Adjustments to the Companies' assets and liabilities to fair value were based upon GenTek's reorganization value of $550,000 as included in the Confirmed Plan and as approved by the Bankruptcy Court. In determining the reorganization value, GenTek (and its financial advisors) considered several matters, including the following: (i) certain recent historical financial information of GenTek, (ii) GenTek's overall business plan, including long-term risks and opportunities, (iii) certain financial projections prepared by GenTek and the assumptions underlying them, (iv) the market value of publicly traded companies that are reasonably comparable to GenTek, (v) the purchase price paid in acquisitions of comparable companies and (vi) certain additional economic and industry conditions. Sensitive assumptions included in the foregoing determination about which there is a reasonable possibility of the occurrence of a variation that would have significantly affected measurement of reorganization value included projected future cash flows and growth rates, estimates of the effects of execution of GenTek's business plan, selection of companies deemed to be comparable to GenTek, and assumptions regarding underlying economic and industry conditions.

        As a result of the adoption of fresh-start reporting, the Companies' post-emergence financial statements are not comparable with its pre-emergence financial statements. The following table reflects the implementation of the Confirmed Plan as it relates to the Krone Communications Business and the adjustments recorded to the Companies' assets and liabilities to reflect the implementation of the Confirmed Plan and the adjustments of such assets and liabilities to fair value at November 10, 2003.

Condensed Balance Sheet

	Predecessor(1)	Debt Discharge(2)	Fresh-Start Adjustments(3)	Successor
Current assets:
Cash and cash equivalents	$36,983	$—	$—	$36,983
Receivables, net	65,114	—	—	65,114
Inventories	39,190	—	2,160	41,350
Other current assets	7,415	—	—	7,415

Total current assets	148,702	—	2,160	150,862
Property, plant and equipment, net	67,340	—	(10,023)	57,317
Other assets	51,371	—	(665)	50,706

Total assets	$267,413	$—	$(8,528)	$258,885

Current liabilities:
Accounts payable	$20,858	$—	$—	$20,858
Accrued liabilities	58,222	352	—	58,574
Current portion of long-term debt	15,950	—	—	15,950

Total current liabilities	95,030	352	—	95,382
Long-term debt	200,129	—	—	200,129
Liabilities subject to compromise	3,852	(3,852)	—	—
Other liabilities	85,160	—	(564)	84,596

Total liabilities	384,171	(3,500)	(564)	380,107

Equity (deficit)	(116,758)	3,500	(7,964)	(121,222)

Total liabilities and equity (deficit)	$267,413	$—	$(8,528)	$258,885

(1)
Represents the combined balance sheet of the Krone Communications Business at November 10, 2003, prior to emergence from bankruptcy.

(2)
Reflects the discharge of liabilities subject to compromise in accordance with the Confirmed Plan.

(3)
Reflects adjustments to record assets and liabilities at fair value as of Effective Date. Significant adjustments include those to record property, plant, and equipment of $(10,023), intangible assets of $(665) and pension and postretirement liabilities of $(564) at fair value. Additionally, adjustments include those to reflect inventory at fair value less cost to dispose totaling $2,160.

        Reorganization items in the consolidated statements of operations consists of the following:

Period Ended November 10, 2003
Settlement of pre-petition liabilities	$(176)
Gain on debt discharge	(3,500)
Fresh-start accounting adjustments	7,964

$4,288

Note 4—Special Charges

Restructuring Charges

        Restructuring actions during 2003 consist of exiting a facility and a workforce reduction. The Krone Communications Business expects to substantially complete implementation of these restructuring actions by the second quarter of 2004. The following tables summarize the expected costs and accruals for these restructuring actions:

	Employee Termination Costs	Facility Exit Costs
Total costs expected to be incurred	$5,107	$97

Provisions	$5,078	$22
Amounts paid	(14)	(13)

Balance at December 31, 2003	$5,064	$9

        Restructuring programs initiated in prior years have been completed. The following tables summarize the liabilities for restructuring programs initiated in prior years:

	Employee Termination Costs	Facility Exit Costs
Balance at December 31, 2002	11,745	181
Adjustments	(163)	(40)
Amounts paid	(10,676)	(141)

Balance at December 31, 2003	$906	$—

Impairment Charges

        During 2003, a plan was announced to close a facility in Santiago, Chile. Accordingly, the long-lived assets at this facility were assessed for impairment. Based on the results of this assessment, a non-cash impairment charge of $201 was recorded to reduce the carrying value of the fixed assets at this facility to fair value, which was determined based on a number of factors, including an analysis of market transactions for similar assets.

Note 5—Income Taxes

        The Companies and certain of their subsidiaries are included in the consolidated U.S. federal income tax return of GenTek. The Krone Communications Business computes the U.S. portion of its tax provision as though it were a stand alone tax payer. There are no tax payable balances due to GenTek since all current payable balances are transferred to GenTek.

        Income before income taxes is as follows:

	Successor Company	Predecessor Company
	Period Ended December 31, 2003	Period Ended November 10, 2003
United States	$19	$(39,536)
Foreign	(3,047)	25,910

Total	$(3,028)	$(13,626)

        The components of the income tax provision (benefit) are as follows:

	Successor Company	Predecessor Company
	Period Ended December 31, 2003	Period Ended November 10, 2003
United States:
Current	$—	$—
Deferred	—	—
Foreign:
Current	112	4,163
Deferred	90	(3,524)
State:
Current	—	—
Deferred	—	—

Total	$202	$639

        A summary of the components of deferred tax assets and liabilities is as follows:

Successor Company
December 31, 2003
Net operating loss carry forwards	$10,759
Postretirement benefits	5,935
Nondeductible accruals	19,404
Carryover tax basis in goodwill	20,550
Property, plant and equipment	17,050
Inventory	4,612
Foreign operations	8,430
Other	1,389

Deferred tax assets	88,129

Valuation allowance	33,489

Net deferred tax assets	$54,640

        At December 31, 2003, the Krone Communications Business had deferred tax assets of $8,430 related to foreign tax credits, for which a full valuation allowance had been provided. Net operating loss carryforwards in the United States expire 2003 through 2017. Net operating loss carryforwards in Germany do not expire. During 2002, the Krone Communications Business revised its projection of domestic taxable income. These estimates projected significantly lower domestic taxable income than previous projections, principally due to the downturn in the global communications market. As a result of lower projected domestic taxable income and the evaluation of potential tax planning strategies, the Krone Communications Business concluded that it was more likely than not that it would not be able to realize its domestic net deferred tax assets. Accordingly, during 2002 the Krone Communications Business recorded a valuation allowance effectively reducing the carrying value of its domestic net deferred tax assets to zero. On November 10, 2003, GenTek and the Companies emerged from Chapter 11, and recorded a charge of $7,517 in tax expense reflecting the reduction in tax basis of assets as required by the Internal Revenue Code. Such tax expense was completely offset by a corresponding change in the valuation allowance. The Krone Communications Business will continue to monitor the likelihood of realizing its net deferred tax assets and future adjustments to the deferred tax asset valuation allowances will be recorded as necessary.

        The difference between effective income tax rate and the United States statutory rate is reconciled below:

	Successor Company	Predecessor Company
	Period Ended December 31, 2003	Period Ended November 10, 2003
Taxes at the U.S. statutory rate	$(1,060)	$(4,769)
Tax effect of foreign operations	513	1,347
Valuation allowance	749	(1,238)
Impact of attribute reduction	—	6,292
Fresh Start adjustments	—	(993)

Total	$202	$639

Note 6—Pension Plans and Other Postretirement Benefits

        A subsidiary of Krone International Holding Inc. maintains a defined benefit pension plan covering certain employees in Germany.

        The Krone Communications Business also sponsor several defined contribution pension plans covering certain employees in Hong Kong and the United States. Contributions are based upon a formula utilizing an employee's credited service and average annual salary. Vesting requirements are from two to five years. The cost to provide this benefit was $107 and $269 for the periods ended December 31, 2003 and November 10, 2003, respectively.

        Krone Digital Communications Inc. also maintains a plan providing postretirement benefits other than pensions covering certain hourly and salaried employees in the United States. The Companies fund these benefits on a pay-as-you-go basis.

	Pension Benefits		Other Postretirement Benefits
	Successor	November 10,	Successor	November 10,
	Period Ended December 31, 2003	Period Ended November 10, 2003	Period Ended December 31, 2003	Period Ended November 10, 2003
Components of net periodic benefit cost:
Service cost	$65	$326	$3	$12
Interest cost	481	2,406	6	22

Net periodic benefit cost	$546	$2,732	$9	$34

	Pension Benefits	Other Postretirement Benefits
	December 31, 2003
Change in benefit obligation:
Benefit obligation at prior measurement date	$47,858	$396
Service cost	391	15
Interest cost	2,887	27
Actuarial loss	714	117
Foreign currency translation	9,694	—
Benefits paid	(3,083)	—

Benefit obligation at measurement date	$58,461	$555

Change in plan assets:
Fair value of assets at prior measurement date	$—	$—
Employer contributions	3,083	—
Benefits paid	(3,083)	—
Fair value of assets at measurement date	$—	$—

Reconciliation of funded status:
Funded status	$(58,461)	$(555)
Unrecognized net gain	—	(7)

Net amount recognized	$(58,461)	$(562)

        The health care cost trend rate used in accounting for the medical plan was 11 percent in 2003 (decreasing to 6 percent in the year 2009 and beyond). A one percent increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $139 at year-end 2003 and the net periodic cost by $13 for the year. A one percent decrease in the health care trend rate would decrease the accumulated postretirement benefit obligation by $146 at year-end 2003 and the net periodic cost by $13 for the year.

        The accumulated benefit obligations for the defined benefit plans were $57,820 at December 31, 2003. For pension plans included above with aggregate benefit obligations and accumulated benefit obligations in excess of plan assets, at December 31, 2003, the projected benefit obligations were $58,461, and the accumulated benefit obligations were $57,820.

        The weighted-average assumption used to determine benefit obligations for the plans were:

2003
Discount rate	5 3/4%

        The weighted-average assumption used to determine net periodic benefit cost for the plans were:

2003
Discount rate	5 3/4%

Note 7—Commitments and Contingencies

        Future minimum rental payments for operating leases (primarily for transportation equipment, offices and warehouses) having initial or remaining noncancellable lease terms in excess of one year as of December 31, 2003 are as follows:

Years Ending December 31,
2004	$3,652
2005	1,979
2006	1,582
2007	1,238
2008	377
thereafter	540

$9,368

        Rental expense for the periods ended December 31, 2003 and November 10, 2003 was $885 and $4,494, respectively.

Product Warranties

        Accruals for product warranties are estimated based upon historical warranty experience and are recorded at the time revenue is recognized. Activity in the aggregate product warranty liability is summarized as follows:

2003
Balance at January 1, 2003	$5,371
Accruals	675
Payments	(745)
Adjustments and other	(414)

Balance at December 31, 2003	$4,887

Contingencies

        The Krone Communications Business is involved in various claims, litigation, administrative proceedings and investigations. Although the amount of any ultimate liability which could arise with respect to these matters cannot be accurately predicted, it is the opinion of management, based upon currently available information, that any such liability will have no material adverse effect on the combined financial condition, results of operations or cash flows of the Krone Communications Business.

Guarantees

        The Companies and their U.S. subsidiaries have guaranteed borrowings under GenTek's senior term loan agreement, which totaled $250,000 at December 31, 2003, and borrowings under GenTek's revolving credit facility, which had no amounts outstanding at December 31, 2003. During May 2004, GenTek's senior term debt was repaid and the guarantees made by the Companies and their U.S. subsidiaries for the revolving credit facility were released.

Note 8—Additional Financial Information

Successor
December 31, 2003
Receivables
Trade	$65,477
Other	3,223
Allowance for doubtful accounts	(8,446)

$60,254

Successor
December 31, 2003
Inventories
Raw materials	$13,453
Work in process	9,613
Finished products	17,076
Supplies and containers	421

$40,563

Successor
December 31, 2003
Property, Plant and Equipment
Land and improvements	$7,326
Machinery and equipment	42,862
Buildings and leasehold improvements	9,651
Construction in progress	4,474

64,313
Less: accumulated depreciation and amortization	2,263

$62,050

Successor
December 31, 2003
Accrued Liabilities
Wages, salaries and benefits	$10,118
Pension obligations	228
Employee termination costs	5,974
Taxes, other than income taxes	814
Other	30,832

$47,966

Note 9—Long-Term Debt

		Successor
	Maturities	December 31, 2003
Third party debt—floating rates	2004-2006	$12,626
Related party note—9.9%	2004	7,557
Related party note—prime plus 0.25%	2006	45,164
Related party note—LIBOR plus 2.75%	2007	9,500
Related party note—11%	2009	141,035

Total debt		215,882
Less: current portion		19,771

Net long-term debt		$196,111

        Related party notes are payable to other subsidiaries of GenTek, and are unsecured. Aggregate maturities of long term debt are as follows: 2004, $19,771; 2005, $275; 2006, $45,301; 2007, $9,500; 2008, $0; thereafter, $141,035.

Note 10—Fair Value of Financial Instruments

        The fair values of cash and cash equivalents, receivables and payables approximate their carrying values due to the short-term nature of the instruments. The fair value of third party long-term debt approximates its carrying value due to the variable interest rate features of the debt instruments. It is not practicable to estimate the fair value of the remaining debt instruments because of their related-party nature. The terms of the notes are summarized in Note 9. Such notes were paid off at face value in the sale of the Krone Communications Business as discussed in Note 12.

Note 11—Geographic Information

        The Krone Communications Business operates in one business segment and is a global provider of products, systems and services, including copper and fiber-optic cabling and connection products, for local and wide area data and communications networks.

        Geographic area information is summarized as follows:

	External Revenues(1)		Long-Lived Assets(2)
	Successor	Predecessor	Successor
	Period Ended December 31, 2003	Period Ended November 10, 2003	December 31, 2003
United States	$7,897	$45,463	$19,002
Germany	10,002	57,583	24,258
Australia	3,812	21,948	7,155
United Kingdom	4,163	23,966	7,250
Other Foreign	20,928	120,605	5,429

Consolidated	$46,802	$269,565	$63,094

(1)
Revenues are attributed to geographic areas based on the locations of customers.

(2)
Represents all non-current assets except deferred tax assets and financial instruments.

Note 12—Subsequent Event

        On May 18, 2004, GenTek sold its Krone Communications Business to ADC Telecommunications, Inc.

KRONE COMMUNICATIONS BUSINESS
COMBINED STATEMENTS OF OPERATIONS
(In thousands)
(unaudited)

	Successor	Predecessor
	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Net revenues	$83,897	$67,711
Cost of sales	56,828	48,618
Selling, general and administrative expense	21,817	18,567
Restructuring and impairment charges	104	—

Operating profit	5,148	526
Interest expense	4,166	3,980
Interest income	233	185
Reorganization items	—	(175)
Other (income) expense, net	(1,690)	1,769

Income (loss) before income taxes	2,905	(4,863)
Income tax provision	1,541	143

Net income (loss)	$1,364	$(5,006)

See the accompanying notes to the consolidated financial statements.

KRONE COMMUNICATIONS BUSINESS
COMBINED BALANCE SHEETS
(In thousands)
(unaudited)

Successor
March 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$33,174
Receivables, net	59,199
Inventories	42,623
Deferred income taxes	1,795
Other current assets	4,807

Total current assets	141,598
Property, plant and equipment, net	61,312
Deferred income taxes	52,107
Other assets	2,661

Total assets	$257,678

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$26,506
Accrued liabilities	50,863
Current portion of long-term debt	14,858

Total current liabilities	92,227
Long-term debt	193,329
Pension and postretirement obligations	58,168
Other liabilities	29,989

Total liabilities	373,713

Equity (deficit):
Group equity (deficit)	(118,443)
Accumulated other comprehensive income	2,408

Total equity (deficit)	(116,035)

Total liabilities and equity (deficit)	$257,678

See the accompanying notes to the consolidated financial statements.

KRONE COMMUNICATIONS BUSINESS
COMBINED STATEMENTS OF CASH FLOWS
(In thousands)
(unaudited)

	Successor	Predecessor
	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Cash flows from operating activities:
Net income (loss) from continuing operations	$1,364	$(5,006)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	2,533	3,349
Reorganization items	—	(175)
Net loss (gain) on disposition of long-term assets	14	(14)
Increase in receivables	281	846
Increase (decrease) in inventories	(2,129)	990
Increase in accounts payable	3,453	561
Increase (decrease) in accrued liabilities	3,268	(11)
Decrease in other liabilities and assets, net	(255)	(1,117)

Net cash provided by (used for) operating activities	8,529	(577)

Cash flows from investing activities:
Capital expenditures	(1,948)	(1,239)
Proceeds from sales or disposals of long-term assets	176	28

Net cash used for investing activities	(1,772)	(1,211)

Cash flows from financing activities:
Repayment of long-term debt	(4,524)	(407)
Net transactions with parent	(2,818)	1,589

Net cash provided by (used for) financing activities	(7,342)	1,182

Effect of exchange rate changes on cash	430	390

Decrease in cash and cash equivalents	(155)	(216)
Cash and cash equivalents at beginning of period	33,329	27,437

Cash and cash equivalents at end of period	$33,174	$27,221

Supplemental information:
Cash paid for income taxes	$989	$951

Cash paid for interest	$162	$272

See the accompanying notes to the consolidated financial statements.

KRONE COMMUNICATIONS BUSINESS
NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)
(unaudited)

Note 1—Basis of Presentation

        These combined financial statements include the results of Krone International Holding Inc. and Krone Digital Communications Inc. (together, the "Companies") along with their consolidated subsidiaries (collectively, the "Krone Communications Business"). During the periods presented in the accompanying financial statements, both of the Companies were indirect wholly-owned subsidiaries of GenTek, Inc. ("GenTek"). The Krone Communications Business is a global provider of products, systems and services to the global markets for telecommunications and data networking equipment and services, and in particular, the public telecom and private enterprise network markets.

        Costs for certain members of the management of the Krone Communications Business were borne by GenTek. These costs, which totaled $777 and $647 for the quarters ending March 31, 2004 and 2003, respectively, have been charged to the Krone Communications Business. In addition, the Krone Communications Business is included in GenTek's insurance policies. The Krone Communications Business ratable share of the premiums for these policies, totaling $183 and $276 for the quarters ending March 31, 2004 and 2003, respectively, have been charged to the Krone Communications Business. In the opinion of management, the accompanying combined financial statements reflect all costs of doing business for the Krone Communications Business.

        The accompanying unaudited combined financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2004 are not indicative of the results that may be expected for the year ending December 31, 2004. These statements should be read in conjunction with the combined financial statements and the notes thereto for the year ended December 31, 2003 included elsewhere herein.

        On October 11, 2002, GenTek and 31 of its direct and indirect subsidiaries, including the Companies (collectively, the "Debtors"), filed voluntary petitions for reorganization relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Debtors' joint plan of reorganization was confirmed on October 7, 2003 and became effective in accordance with its terms on November 10, 2003.

        The combined financial statements have been prepared in accordance with Statement of Position 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," and on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. In connection with its emergence from bankruptcy on November 10, 2003, GenTek, and therefore, the Companies have adopted fresh-start reporting in accordance with SOP 90-7. Accordingly, the post-emergence financial statements ("Successor") are not comparable with its pre-emergence financial statements ("Predecessor").

Note 2—Reorganization Items

        Reorganization items for the three months ended March 31, 2003 consist of income from the settlement of pre-petition liabilities.

Note 3—Comprehensive Income (Loss)

        Total comprehensive income (loss) is comprised of net income (loss) and foreign currency translation adjustments. Total comprehensive income (loss) for the three months ended March 31, 2004 and 2003 was $2,408 and $(2,721), respectively.

Note 4—Inventories

Successor March 31, 2004
Raw materials	$13,851
Work in process	9,183
Finished products	19,314
Supplies and containers	275

$42,623

Note 5—Restructuring and Impairment Charges

        The Company's restructuring actions during 2003 consist of exiting a facility and a workforce reduction. The Company expects to substantially complete implementation of these restructuring actions by the second quarter of 2004. The following tables summarize the Company's expected costs and accruals for these restructuring actions:

	Employee Termination Costs	Facility Exit Costs
Costs incurred in prior periods	$5,078	$22
Costs incurred in current period	29	75

Total costs expected to be incurred	$5,107	$97

Accrual balance at December 31, 2003	$5,064	$9
Provisions—Restructuring charges	29	75
Amounts paid	(1,164)	(9)

Accrual balance at March 31, 2004	$3,929	$75

        The Company's restructuring programs initiated in prior years have been completed. The following table summarizes the liabilities for restructuring programs initiated in prior years:

Employee Termination Costs
Balance at December 31, 2003	$906
Amounts paid	(766)

Balance at March 31, 2004	$140

Note 6—Pension and Other Postretirement Benefits

	Pension Benefits		Other Postretirement
	Three Months Ended March 31,		Benefits Three Months Ended March 31,
	2004	2003	2004	2003
Service cost	$107	$92	$5	$4
Interest cost	902	775	8	6

Net periodic benefit cost	$1,009	$867	$13	$10

Note 7—Subsequent Event

        On May 18, 2004, GenTek sold its Krone Communications Business to ADC Telecommunications, Inc.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
MARKET PRICE OF AND DIVIDENDS ON OUR COMMON STOCK
SELECTED FINANCIAL DATA
Years ended October 31 (dollars in millions, except per share data)
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
HISTORICAL ADC TELECOMMUNICATIONS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENT OF OPERATIONS—UNAUDITED (In Millions, Except Per Share Amounts)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
BUSINESS
MANAGEMENT
Option Grants in Fiscal 2004
Aggregated Value of Options at End of Fiscal 2004
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF NOTES
DESCRIPTION OF OUR COMMON STOCK
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
ADC Telecommunications, Inc. and Subsidiaries Consolidated Statements of Operations (in millions, except earnings per share)
ADC Telecommunications, Inc. and Subsidiaries Consolidated Balance Sheets (in millions)
ADC Telecommunications, Inc. and Subsidiaries Consolidated Statements of Shareowners' Investment (in millions)
ADC Telecommunications, Inc. and Subsidiaries Consolidated Statements of Cash Flows (in millions)
Notes to Consolidated Financial Statements
ADC TELECOMMUNICATIONS SCHEDULE II—VALUATION OF QUALIFYING ACCOUNTS AND RESERVES (In Millions)
KRONE COMMUNICATIONS BUSINESS COMBINED STATEMENTS OF OPERATIONS (In thousands)
KRONE COMMUNICATIONS BUSINESS COMBINED BALANCE SHEETS (In thousands)
KRONE COMMUNICATIONS BUSINESS COMBINED STATEMENTS OF CASH FLOWS (In thousands)
KRONE COMMUNICATIONS BUSINESS COMBINED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) (In thousands)
KRONE COMMUNICATIONS BUSINESS NOTES TO THE COMBINED FINANCIAL STATEMENTS (Dollars in thousands)
KRONE COMMUNICATIONS BUSINESS COMBINED STATEMENTS OF OPERATIONS (In thousands) (unaudited)
KRONE COMMUNICATIONS BUSINESS COMBINED BALANCE SHEETS (In thousands) (unaudited)
KRONE COMMUNICATIONS BUSINESS COMBINED STATEMENTS OF CASH FLOWS (In thousands) (unaudited)
KRONE COMMUNICATIONS BUSINESS NOTES TO THE COMBINED FINANCIAL STATEMENTS (Dollars in thousands, except per share data) (unaudited)